Form 10-K, Exhibit 13
period 1996-08-31
AUTOZONE INC
filed 1996-11-27
CIK 866787

                                                                  EXHIBIT 13.1


                                    [COVER]


            [photo:  Sign stating "AutoZone, Discount Auto Parts"]


                                     1996
                                Annual Report

COMPANY DESCRIPTION

AutoZone is the nation's leading retail auto parts chain. We sell a broad line of replacement parts, accessories, chemicals and motor oil.

With 1,423 stores in 27 states, we operate more stores than any auto parts retailer in America, And on average, we put our mark on a new store nearly every day.

Our primary customers are do-it-yourselfers who repair their cars out of economic necessity. We also sell and deliver parts to professional repair shops who install them on their customers' cars. The first AutoZone opened in Forrest City, Arkansas, on July 4, 1979. Now more than 17 years later, we still attribute much of our success to our unwavering commitment to customer satisfaction. And as a constant reminder of that commitment, we start every company meeting with the AutoZone pledge:

                     AutoZoners always put customers first.
                        We know our parts and products.
                             Our stores look great.
             And we've got the best merchandise at the right price.

FINANCIAL HIGHLIGHTS

                              1996*              1995        % Change
Sales                    $2,242,633,000     $1,808,131,000     +24%
Operating Profit         $  268,934,000     $  227,658,000     +18%
Net Income               $  167,165,000     $  138,781,000     +20%
Earnings Per Share       $         1.11     $         0.93     +19%
Shareholders' Equity     $  865,582,000     $  684,710,000     +26%
Number of Stores                  1,423              1,143     +24%

                                                           *includes a 53rd week


                  [photos: painters painting AutoZone sign]

SALES
($ in millions)

[Bar Graph:
92: $1,002
93: $1,217
94: $1,508
95: $1,808
96: $2,243]

OPERATING PROFIT
($ in millions)

[Bar Graph:
92: $104
93: $141
94: $191
95: $228
96: $269]

NET INCOME
($ in millions)

[Bar Graph:
92: $63
93: $87
94: $116
95: $139
96: $167]


EARNINGS PER SHARE

[Bar Graph:
92: $.43
93: $.59
94: $.78
95: $.93
96: $1.11]


TO OUR CUSTOMERS, AUTOZONERS AND SHAREHOLDERS:

In fiscal 1996, AutoZone solidified its position as the leader in the do-it-yourself retail auto parts market, started delivering parts to professional repair shops and began exploring opportunities in the international market. For the year, AutoZone:

    - Opened 280 new stores - a 33% increase over last year.
    - Increased store square footage by 26%.
    - Rolled out a new commercial sales program to almost all of our stores. We'll complete the rollout in the first quarter of fiscal 1997.
    - Acquired ALLDATA, the nation's leading automotive diagnostic and repair software company.
    - Began shipments from our new 550,000-square-foot distribution center in Zanesville, Ohio.
    - Opened our second call center in Houston, Texas.
    - Moved into a new corporate headquarters in downtown Memphis.

While making these investments for our future, we completed another record year financially:
    - Sales rose 24% to $2.24 billion - more than double our sales just four years ago. Fiscal 1996 included a 53rd week.
    - Net income increased 20% to $167 million.
    - Earnings per share increased 19% to $1.11.
    - Comparable store sales, or sales at stores open at the start of the previous fiscal year, rose 6% for the 52 weeks.

We're pleased with our accomplishments last year, considering that unfavorable weather contributed to soft comparable store sales to do-it-yourselfers. And we're optimistic about the coming year. Our commercial sales program should have a favorable impact on comparable store sales, and we're also continuing to focus on increasing sales in our base DIY business.

For the past several years, AutoZone's record store openings have outpaced the competition by a wide margin. And we see no reason why fiscal 1997 should be any different. We are projecting a record 335 new stores for this coming fiscal year.

As cars become more complex, it's more important than ever for AutoZone to retain our position as the leader in providing the most comprehensive automotive information to our customers. Our March acquisition of ALLDATA, which sells repair and diagnostic information to professional repair shops on CD-ROM, will keep us on the cutting edge.

Several promotions further strengthened a management team second to none in the industry. John Adams, formerly our executive vice president - distribution, became vice chairman and chief operating officer. Reporting to John are: Tim Vargo, formerly executive vice president - merchandising, who became vice chairman and took over the responsibility for day-to-day operation of our stores; and President Tom Hanemann, who shifted his focus from domestic store operations to development of AutoZone's prospects in the international market. While we don't have a firm timetable for international expansion, Tom will lay the groundwork for expanding the AutoZone concept outside U.S. borders.

Fiscal 1997 will be a challenging year, but I'm confident AutoZoners will respond to the challenge with characteristic enthusiasm. To our customers, many thanks for letting us earn your business and for making us the leading auto parts retailer in America. To our AutoZoners, you and your ideas built this company. Thank you for your many contributions. To our shareholders, thank you for your continued support. With your business, ideas and support, we look forward to an even more profitable and productive 1997.

Best regards,

/s/ Pitt Hyde
-------------
J.R. Hyde III


(from left)
PITT HYDE
Chairman & CEO
Customer Satisfaction

JOHN ADAMS
Vice Chairman & COO
Customer Satisfaction

TIM VARGO
Vice Chairman
Customer Satisfaction

TOM HANEMANN
President
Customer Satisfaction


                  [Photo of Hyde, Adams, Vargo and Hanemann]

AutoZone is the leader in the $32 billion market serving the do-it-yourself customer. Our fiscal 1996 sales represent less than 7% of this growing industry. That means AutoZone, the largest auto parts retailer in America, still serves only about one out of every 15 do-it-yourselfers. Considering that the top 10 retail chains combined control only about a fifth of the $32 billion do-it-yourself market, we believe there's plenty of room to grow.

Industry trends are favorable for our business. Recent statistics show the average age of cars on the road is 8.3 years-the oldest it's been since 1948. The number of cars on the road is steadily rising. People are driving more each year. And the market we serve - vehicles that are at least 5 years old, out of warranty and into the repair cycle - now numbers 127 million.

While typical AutoZone customers repair their own cars, millions of others are having their vehicles repaired by professional technicians. And selling parts to the professional is a $42 billion market we're just beginning to tap.

There are 127
million vehicles on
the road today that
are at least five
years old, out of
warranty and into
the repair cycle.

RECORD-BREAKING STORE GROWTH
The opening of 280 new stores in fiscal 1996 was no small task. Our record store openings brought AutoZone's total store count to 1,423 - more than double what it was just four years ago. And in only six years, our total square footage more than tripled. Last year's pace of store openings meant we added a new AutoZone almost every 31 hours. Next year, we expect to increase the new store count to 335, or one every 26 hours.

While we added Pennsylvania as our 27th state, much of our store growth in the first half of the year was devoted to filling in our existing markets. In some instances, these new stores take sales away from older stores. In the long run, however, we believe they help solidify AutoZone's competitive position in the marketplace.

Perhaps our new store growth is best put in perspective this way: had they stood alone as a chain, our 280 new stores would rank among the nation's top 10 auto parts retailers. Needless to say, we're extremely proud of the effort put forth by the many AutoZoners who helped open so many stores this year.


                    [Photo of exterior of AutoZone store]

SERVING PROFESSIONAL REPAIR SHOPS
Fiscal 1996 marked the beginning of a new growth opportunity for AutoZone - selling and delivering parts to professional repair shops. We started an aggressive rollout of a program to serve these commercial customers in September, and by fiscal year-end it was up and running in over 80% of our stores. We'll complete the rollout in the first quarter of fiscal 1997.

By selling and delivering parts to professional repair shops, we're able to greatly expand the sales potential of our stores with only a small incremental investment: delivery trucks, dedicated commercial account specialists and drivers. And by leveraging our existing store base and inventory, we believe the program has the potential to offer very good returns over time.

The commercial market is a large one - $42 billion. And the customers we're targeting account for about two-thirds of that market. We already know how to take care of them. Our approach to serving professional customers is the very same one we've used for years with DIYers: providing value, quality and - most importantly - outstanding customer service.

We offer our professional customers the same high quality parts at the


By selling and
delivering parts to
professional repair
shops, we're able to
greatly expand the
sales potential of
each store.

everyday low prices that have turned millions of DIYers into loyal AutoZone customers. We've found these professionals to be very receptive to trying AutoZone because our everyday prices are typically lower than even the discounted prices they get from their current suppliers. They're enthusiastic about the lifetime warranty we offer on so many parts. And as they gain firsthand knowledge of the quality of our parts, we're able to win an even larger share of their business.

It should come as no surprise that we believe our commitment to customer service is what will ultimately distinguish us in the professional market. By dedicating AutoZoners to satisfying their needs, serving a select number of accounts and limiting the distances we drive, we can offer professional shops much quicker delivery than they're used to - 30 minutes or less, in most cases. And that's where our densely located 1,423 stores give AutoZone a competitive advantage in serving these customers.

MORE PARTS, IMPROVED SYSTEMS
We added over 1,000 parts to the typical store's inventory this year, bringing our average SKU count to 17,500. By using our proprietary flexogram system, we were able to tailor the inventory based on the vehicles driven by each individual store's customer base. We now have a wider range of inventory levels across the chain, from a low of 16,000 SKUs to a high of 19,000.


We added over
1,000 parts to the
typical store's
inventory this year,
bringing our
average SKU count
to 17,500.


                [Photo of AutoZone commercial delivery truck]

We continue to expand and refine our electronic parts catalog, already the superior system in the industry. In the past year alone, we've doubled the amount of information available. Our electronic catalog now spans 67 years, dating back to 1930. More diagnostic features were included, and several other improvements were made that help AutoZoners serve customers better, faster and more knowledgeably.

HOUSTON CALL CENTER OPENS
Our new Houston call center, which opened in October of 1995, is now serving 160 stores in our bilingual markets. As in our Memphis center, agents in Houston can access the same information as AutoZoners in the stores through our satellite system. By diverting calls from our busiest stores to these call centers, we eliminate the age-old retail conflict of deciding which customer to help first: the one at the parts counter or the one on the phone.

ALLDATA ACQUISITION
In March, we acquired ALLDATA Corp., the nation's premier automotive diagnostic and repair software development company. ALLDATA, under the leadership of Founder and President Rod Georgiu, provides more than 17,000 professional repair shops across the country with information either on CD-ROM or on-line.


Our electronics parts
catalog now spans
67 years, dating
back to 1930.


Our new Houston
call center now
serves 160 stores in
our bilingual
markets.

ALLDATA turned profitable last year, and we see strong growth opportunities in its base business. There are over 230,000 garages and service centers in the U.S., yet only about 30,000 have an electronic diagnostic and repair system in place. AutoZone's association with ALLDATA will provide the financial resources to build on its current leadership position in the industry.

We believe joining forces with ALLDATA further strengthens our own position as the information leader in our industry. As the number of parts continues to increase and cars become more complex, we believe information will become even more of a competitive advantage for AutoZone. By adding features like technical service bulletins, recall information and specifications to our electronic catalog, we'll be in an even better position to help our customers solve their problems.

In the meantime, we continue to search for new products, services and innovations that will distinguish AutoZone in the marketplace. And we remain confident that more and more customers will continue to reward us with their business.


The aquisition of
ALLDATA further
strengthens our
position as the
information leader
in our industry.


          [Photo of AutoZone employee and customer at parts counter]

TEN YEAR REVIEW
               ----------------------------------------------------------------
(in thousands, except per share data and selected operating data)

                                                                               5-Year
                                                                              Compound          ---------------------------
                                                                               Growth              1996*            1995
INCOME STATEMENT DATA                                                         --------          ----------       ----------
Net sales.....................................................                   22%            $2,242,633       $1,808,131
Cost of sales, including warehouse and
      delivery expenses.......................................                                   1,307,638        1,057,033
Operating, selling, general and
      administrative expenses.................................                                     666,061          523,440
                                                                                                ----------       ----------
Operating profit..............................................                   28%               268,934          227,658
Interest income (expense).....................................                                      (1,969)             623
                                                                                                ----------       ----------
Income before income taxes....................................                   30%               266,965          228,281
Income taxes..................................................                                      99,800           89,500
                                                                                                ----------       ----------
Net income....................................................                   31%            $  167,165       $  138,781
                                                                                                ==========       ==========
Net income per share..........................................                   27%            $     1.11       $     0.93
                                                                                                ==========       ==========
Average shares outstanding, including
      common stock equivalents................................                                     151,238          149,302

BALANCE SHEET DATA
Current assets................................................                                  $  613,097       $  447,822
Working capital...............................................                                         219           30,273
Total assets..................................................                                   1,498,397        1,111,778
Current liabilities...........................................                                     612,878          417,549
Debt..........................................................                                      94,400           13,503
Shareholders' equity..........................................                                     865,582          684,710

SELECTED OPERATING DATA
Number of stores at beginning of year.........................                                       1,143              933
      New stores..............................................                                         280              210
      Replacement stores......................................                                          31               29
      Closed stores...........................................                                           0                0
      Net new stores..........................................                                         280              210
Number of stores at end of year...............................                                       1,423            1,143
Total store square footage (000's)............................                                       9,437            7,480
Increase in square footage - percentage.......................                                          26%              26%
Increase in comparable store net sales - percentage...........                                           6%               6%
Average net sales per store (000's)...........................                                  $    1,702       $    1,742
Average net sales per store square foot.......................                                  $      258       $      269
Total employment..............................................                                      26,800           20,200
Gross profit - percentage of sales............................                                        41.7%            41.5%
Operating profit - percentage of sales........................                                        12.0%            12.6%
Net income - percentage of sales..............................                                         7.5%             7.7%
Debt-to-capital - percentage..................................                                         9.8%             1.9%
Inventory turnover............................................                                         2.7x             2.9x
Return on average equity......................................                                          22%              23%

* 53 weeks. Comparable store sales, average net sales per store and average net sales per store square foot for fiscal year 1996 and 1991 have been adjusted to exclude net sales for the 53rd week.

                                                                        Fiscal Year Ended August
                                          ------------------------------------------------------------------------------------
                                             1994           1993           1992          1991          1990           1989
                                          -----------    -----------    -----------   -----------   -----------    -----------
INCOME STATEMENT DATA
Net sales...............................  $1,508,029    $1,216,793    $1,002,327       $817,962       $671,725      $535,843
Cost of sales, including warehouse
      and delivery expenses.............     886,068       731,971       602,956        491,261        416,846       341,130
Operating, selling, general and
      administrative expenses...........     431,219       344,060       295,701        247,355        205,609       169,786
                                          ----------    ----------    ----------       --------       --------      --------
Operating profit........................     190,742       140,762       103,670         79,346         49,270        24,927
Interest income (expense)...............       2,244         2,473           818         (7,295)       (10,936)       (9,799)
                                          ----------    ----------    ----------       --------       --------      --------
Income before income taxes..............     192,986       143,235       104,488         72,051         38,334        15,128
Income taxes............................      76,600        56,300        41,200         27,900         14,840         6,200
                                          ----------    ----------    ----------       --------       --------      --------
Net income..............................  $  116,386    $   86,935    $   63,288       $ 44,151       $ 23,494      $  8,928
                                          ==========    ==========    ==========       ========       ========      ========
Net income per share....................  $     0.78    $     0.59    $     0.43       $   0.33       $   0.19      $   0.07
                                          ==========    ==========    ==========       ========       ========      ========
Average shares outstanding,
      including common stock
      equivalents.......................     148,726       147,608       145,940        134,656        121,212       119,320

BALANCE SHEET DATA
Current assets..........................  $  424,402    $  378,467    $  279,350       $233,439       $191,736      $177,824
Working capital.........................      85,373        92,331        72,270         55,807         26,803        35,831
Total assets............................     882,102       696,547       501,048        397,776        327,368       296,546
Current liabilities.....................     339,029       286,136       207,080        177,632        164,933       141,993
Debt....................................       4,252         4,458         7,057          7,246         74,851        93,293
Shareholders' equity....................     528,377       396,613       278,120        204,628         80,356        54,592

SELECTED OPERATING DATA
Number of stores at beginning
      of year...........................         783           678           598            538            504           440
      New stores........................         151           107            82             60             38            70
      Replacement stores................          20            20            14              4              7             7
      Closed stores.....................          (1)           (2)           (2)             0             (4)           (6)
      Net new stores....................         150           105            80             60             34            64
Number of stores at end of year.........         933           783           678            598            538           504
Total store square footage (000's)......       5,949         4,839         4,043          3,458          3,031         2,758
Increase in square footage - percentage.          23%           20%           17%            14%            10%           19%
Increase in comparable store net sales -
      percentage........................           9%            9%           15%            12%            13%           10%
Average net sales per store (000's).....  $    1,758    $    1,666    $    1,570       $  1,408       $  1,289      $  1,135
Average net sales per store square foot.  $      280    $      274    $      267       $    246       $    232      $    211
Total employment........................      17,400        15,700        13,200         11,700          9,300         7,900
Gross profit - percentage of sales......        41.2%         39.8%         39.8%          39.9%          37.9%         36.3%
Operating profit - percentage of sales..        12.6%         11.5%         10.3%           9.7%           7.3%          4.6%
Net income - percentage of sales........         7.7%          7.1%          6.3%           5.4%           3.5%          1.7%
Debt-to-capital - percentage............         0.8%          1.1%          2.5%           3.4%          48.2%         63.1%
Inventory turnover......................         3.0x          3.2x          3.0x           2.6x           2.4x          2.4x
Return on average equity................          25%           26%           26%            31%            35%           18%


                                             Fiscal Year Ended August
                                           --------------------------
                                               1988           1987
                                           -----------    -----------
INCOME STATEMENT DATA
Net sales...............................     $437,399        $354,205
Cost of sales, including warehouse
      and delivery expenses.............      277,043         224,878
Operating, selling, general and
      administrative expenses...........      142,868         113,123
                                             --------        --------
Operating profit........................       17,488          16,204
Interest income (expense)...............       (8,826)         (7,107)
                                             --------        --------
Income before income taxes..............        8,662           9,097
Income taxes............................        3,770           4,980
                                             --------        --------
Net income..............................     $  4,892        $  4,117
                                             ========        ========
Net income per share....................     $   0.04        $   0.03
                                             ========        ========
Average shares outstanding,
      including common stock
      equivalents.......................      119,936         119,096

BALANCE SHEET DATA
Current assets..........................     $137,098        $124,569
Working capital.........................       35,226          26,760
Total assets............................      232,977         213,076
Current liabilities.....................      101,872          97,809
Debt....................................       77,138          65,500
Shareholders' equity....................       45,608          40,795

SELECTED OPERATING DATA
Number of stores at beginning
      of year...........................          396             313
      New stores........................           47              84
      Replacement stores................            1               0
      Closed stores.....................           (3)             (1)
      Net new stores....................           44              83
Number of stores at end of year.........          440             396
Total store square footage (000's)......        2,318           2,029
Increase in square footage - percentage.           14%             30%
Increase in comparable store net sales -
      percentage........................            6%             10%
Average net sales per store (000's).....     $  1,046        $    999
Average net sales per store square foot.     $    201        $    198
Total employment........................        7,100           6,300
Gross profit - percentage of sales......         36.6%           36.5%
Operating profit - percentage of sales..          4.0%            4.6%
Net income - percentage of sales........          1.1%            1.2%
Debt-to-capital - percentage............         62.8%           61.6%
Inventory turnover......................          2.3x            2.3x
Return on average equity................           11%             11%                                                            .

Quarterly Summary
  (unaudited)


                                                                                                      Seventeen
                                                               Twelve Weeks Ended                    Weeks Ended
                                                 ---------------------------------------------       -----------
                                                      (in thousands, except per share data)
                                                 November 18,      February 10,        May 4,         August 31,
                                                     1995              1996             1996             1996
                                                 -----------       -----------      ----------       ----------
Net sales.....................................      $463,029          $425,838        $524,175         $829,591
Increase in comparable store sales............             5%                3%              8%               7%
Gross profit..................................      $193,220          $176,033        $215,531         $350,211
Operating profit..............................        55,397            43,424          60,432          109,681
Income before income taxes....................        55,397            43,424          59,705          108.439
Net income....................................        34,797            27,324          37,605           67,439
Net income per share..........................          0.23              0.18            0.25             0.44
Stock price range:
     High.....................................        $29.63            $30.13          $37.50           $37.13
     Low......................................        $24.75            $24.13          $25.75           $27.00


                                                                                                       Sixteen
                                                                                                     Weeks Ended
                                                                                                     -----------
                                                 November 19,      February 11,        May 6,         August 26,
                                                     1994              1995             1995             1995
                                                 -----------       -----------      ----------       ----------
Net sales.....................................      $389,763          $364,061        $425,483         $628,824
Increase in comparable store sales............             8%                7%              5%               5%
Gross profit..................................      $158,818          $149,080        $177,091         $266,109
Operating profit..............................        45,408            39,201          53,114           89,935
Income before income taxes....................        45,834            39,398          53,114           89,935
Net income....................................        27,634            23,836          32,414           54,897
Net income per share..........................          0.19              0.16            0.22             0.37
Stock price range:
     High.....................................        $27.00            $26.88          $26.50           $27.50
     Low......................................        $21.75            $23.38          $23.00           $22.00

FINANCIAL REVIEW

RESULTS OF OPERATIONS

      The following table sets forth income statement data of AutoZone expressed as a percentage of net sales for the periods indicated:

                                                FISCAL YEAR ENDED
                                    ------------------------------------------
                                    AUGUST 31,      AUGUST 26,      AUGUST 27,
                                       1996            1995            1994
                                    ----------      ----------      ----------
Net sales                             100.0%          100.0%          100.0%
Cost of sales, including warehouse
   and delivery expenses               58.3            58.5            58.8
                                      -----           -----           -----
Gross profit                           41.7            41.5            41.2
Operating, selling, general
   and administrative expenses         29.7            28.9            28.6
                                      -----           -----           -----
Operating profit                       12.0            12.6            12.6
Interest income (expense) - net        (0.1)                            0.1
Income taxes                            4.4             4.9             5.0
                                      -----           -----           -----
Net income                              7.5%            7.7%            7.7%
                                      =====           =====           =====

      FISCAL 1996 COMPARED TO FISCAL 1995

      Net sales for fiscal 1996 increased by $434.5 million or 24.0% over net sales for fiscal 1995. This increase was due to a comparable store net sales increase of 6% (which was primarily due to sales growth in the Company's newer stores and added sales of the Company's commercial program), an increase in net sales of $275.1 million for stores opened since the beginning of fiscal 1995 and net sales for the 53rd week of fiscal 1996. At August 31, 1996, the Company had 1,423 stores in operation, a net increase of 280 stores, or approximately 26% in new store square footage for the year.
      Gross profit for fiscal 1996 was $935.0 million, or 41.7% of net sales, compared with $751.1 million, or 41.5% of net sales, for fiscal 1995. The increase in gross profit percentage was due primarily to improved leveraging of warehouse and delivery expenses, favorable results of store and distribution center inventories and the added sales of higher margin ALLDATA products.
      Operating, selling, general and administrative expenses for fiscal 1996 increased by $142.6 million over such expenses for fiscal 1995 and increased as a percentage of net sales from 28.9% to 29.7%. The increase in the expense ratio was primarily due to acquisition and operating costs of ALLDATA and to costs of the Company's commercial program.
      Net interest expense for fiscal 1996 was $2.0 million compared with interest income of $0.6 million for fiscal 1995. The increase in interest expense was primarily due to higher levels of borrowing. At August 31, 1996, the Company had short-term borrowings, net of short-term investments, of $94.3 million compared with short-term borrowings, net of short term investments, of $10.8 million at August 26, 1995.
      AutoZone's effective income tax rate was 37.4% of pre-tax income for fiscal 1996 and 39.2% for fiscal 1995. The decrease in the tax rate was primarily due to a reduction in state income taxes.

      FISCAL 1995 COMPARED TO FISCAL 1994

      Net sales for fiscal 1995 increased by $300.1 million or 19.9% over net sales for fiscal 1994. This increase was due to a comparable store net sales increase of 6%, which was primarily due to sales growth in the Company's newer stores, and an increase in net sales of $214.1 million for stores opened since the beginning of fiscal 1994. At August 26, 1995, the Company had 1,143 stores in operation, a net increase of 210 stores, or approximately 26% in new store square footage for the year.
      Gross profit for fiscal 1995 was $751.1 million, or 41.5% of net sales, compared with $622.0 million, or 41.2% of net sales, for fiscal 1994. The increases in gross profit were due primarily to improved leveraging of warehouse and delivery expenses.

OPERATING PROFIT (% of sales)
[Bar Graph:
92: 10.3%
93: 11.5%
94: 12.6%
95: 12.6%
96: 12.0%]

NET INCOME (% of sales)
[Bar Graph:
92: 6.3%
93: 7.1%
94: 7.7%
95: 7.7%
96: 7.5%]

TOTAL ASSETS ($ in millions)
[Bar Graph:
92: $501
93: $697
94: $882
95: $1,112
96: $1,498]

NUMBER OF STORES AT YEAR-END
[Bar Graph:

92:678
93:783
94:933
95:1,143
96:1,423]

NEW STORES
[Bar Graph:
92:80
93:105
94:150
95:210
96:280]

TOTAL STORE SQ. FOOTAGE (% increase)
[Bar Graph:
92:17%
93:20%
94:23%
95:26%
96:26%]

      Operating, selling, general and administrative expenses for fiscal 1995 increased by $92.2 million over such expenses for fiscal 1994 and increased as a percentage of net sales from 28.6% to 28.9%. The increase in the expense ratio was primarily due to expenses incurred in connection with the introduction of the call center and flexogram programs and increased net advertising expenses.
      Net interest income for fiscal 1995 was $0.6 million compared with $2.2 million for fiscal 1994. The decrease in interest income was primarily due to lower levels of invested cash. At August 26, 1995, the Company had short-term borrowings, net of short-term investments, of $10.8 million compared with short-term investments, net of short-term borrowings, of $53.9 million at August 27, 1994.
      AutoZone's effective income tax rate was 39.2% of pre-tax income for fiscal 1995 and 39.7% for fiscal 1994. The decrease in the tax rate was primarily due to a change in the effective state tax rate due to expansion in lower tax rate states.

LIQUIDITY AND CAPITAL RESOURCES

      The Company's primary capital requirements have been the funding of its continued new store expansion program, the increase in distribution centers and inventory requirements. The Company has opened 825 stores and constructed six new distribution centers from the beginning of fiscal 1992 to August 31, 1996. The Company has financed this growth through a combination of internally generated funds and, to a lesser degree, borrowings. Net cash provided by operating activities was $174.2 million in fiscal 1996, $180.1 million in fiscal 1995 and $128.3 million in fiscal 1994.
      Capital expenditures were $288.2 million in fiscal 1996, $258.1 million in fiscal 1995 and $173.0 million in fiscal 1994. The Company opened 280 stores in fiscal 1996 and completed construction of a new distribution center in Zanesville, Ohio, which commenced operations in February 1996. The Company completed the construction of and relocation to its new Memphis headquarters in the fall of 1995. Construction commitments totaled approximately $48 million at August 31, 1996.
      The Company's new store development program requires significant working capital, principally for inventories. Historically, the Company has negotiated extended payment terms from suppliers, minimizing the working capital required by its expansion. The Company believes that it will be able to continue financing much of its inventory growth by favorable payment terms from suppliers, but there can be no assurance that the Company will be successful in doing so.
      The Company anticipates that it will rely on internally generated funds to support a majority of its capital expenditures and working capital requirements; the balance of such requirements will be funded through borrowings. The Company has revolving credit agreements with several banks providing for lines of credit in an aggregate amount of $125 million, including an increase of $50 million in January 1996. At August 31, 1996, the Company had available borrowings under these agreements of $30.6 million.
      At August 31, 1996, the Company had outstanding stock options to purchase 9,759,756 shares of Common Stock. Assuming all such options become vested and are exercised, such options would result in proceeds of $175.3 million to the Company. Such proceeds constitute an additional source for liquidity and capital resources for the Company. For fiscal 1996, proceeds from sales of stock under stock option and employee stock purchase plans were $17.7 million, including related tax benefits.

RECENT ACCOUNTING PRONOUNCEMENTS

      In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) was issued. SFAS 123 encourages companies to adopt a fair value based method of accounting for stock-based compensation plans in place of the intrinsic value based method provided for by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Companies which continue to apply the provisions of APB 25 must make pro forma disclosures in the notes to their financial statements of net income and earnings per share as if the fair value based method of accounting defined in SFAS 123 had been applied. The Company plans to adopt the pro forma disclosure provisions of SFAS 123 in fiscal year 1997.
      In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121) was issued. SFAS 121 establishes accounting standards for the recognition of the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, or to be disposed of. The Company does not believe the adoption of SFAS 121 in fiscal year 1997 will have a significant impact on the Company's financial condition or results of operations.

INFLATION

      The Company does not believe its operations have been materially affected by inflation. The Company has been successful, in many cases, in mitigating the effects of merchandise cost increases principally due to economies of scale resulting from increased volumes of purchases, selective forward buying and the use of alternative suppliers.

SEASONALITY AND QUARTERLY PERIODS

      The Company's business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August, in which average weekly per store sales historically have run about 20% to 30% higher than in the slowest months of December through February. The Company's business is also affected by weather conditions. Extremely hot or extremely cold weather tends to enhance sales by causing parts to fail and spurring sales of seasonal products. Mild or rainy weather tends to soften sales as parts' failure rates are lower in mild weather and elective maintenance is deferred during periods of rainy weather.
      Each of the first three quarters of AutoZone's fiscal year consists of twelve weeks and the fourth quarter consists of sixteen weeks (seventeen weeks in fiscal 1996). Because the fourth quarter contains seasonally high sales volume and consists of sixteen weeks (seventeen weeks in fiscal 1996) compared to twelve weeks for each of the first three quarters, the Company's fourth quarter represents a disproportionate share of the annual net sales and net income. For fiscal 1996 and 1995, the fourth quarter represented 37.0% and 34.8%, respectively, of annual net sales and 40.3% and 39.6%, respectively, of net income.


AFTER TAX RETURN ON CAPITAL
[Bar Graph:
92: 17%
93: 18%
94: 19%
95: 19%
96: 18%]

SHAREHOLDERS' EQUITY ($ in millions)
[Bar Graph:
92: $278
93: $397
94: $528
95: $685
96: $866]

CONSOLIDATED STATEMENTS OF INCOME
                                 ----------------------------------------------

                                                                                      Year Ended
                                                                    ----------------------------------------------
                                                                    August 31,        August 26,        August 27,
                                                                       1996              1995              1994
                                                                    (53 Weeks)        (52 Weeks)        (52 Weeks)
                                                                    ----------        ----------        ----------
                                                                         (in thousands, except per share data)
Net sales........................................................    $2,242,633        $1,808,131       $1,508,029
Cost of sales, including warehouse and delivery expenses.........     1,307,638         1,057,033          886,068
Operating, selling, general and administrative expenses..........       666,061           523,440          431,219
                                                                     ----------        ----------       ----------
Operating profit.................................................       268,934           227,658          190,742
Interest income (expense) - net..................................        (1,969)              623            2,244
                                                                     ----------        ----------       ----------
      Income before income taxes.................................       266,965           228,281          192,986
Income taxes.....................................................        99,800            89,500           76,600
                                                                     ----------        ----------       ----------
      Net income.................................................    $  167,165        $  138,781       $  116,386
                                                                     ==========        ==========       ==========

Net income per share.............................................    $     1.11        $     0.93       $     0.78
                                                                     ==========        ==========       ==========

Average shares outstanding, including common
      stock equivalents..........................................       151,238           149,302          148,726
                                                                     ==========        ==========       ==========


See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
                           ----------------------------------------------------


                                                                                       August 31,        August 26,
                                                                                          1996              1995
                                                                                       ----------        ----------
                                                                                  (in thousands except per share data)
ASSETS
Current assets:
      Cash and cash equivalents....................................................    $    3,904        $    6,411
      Accounts receivable..........................................................        15,466             9,690
      Merchandise inventories......................................................       555,894           395,751
      Prepaid expenses.............................................................        19,225            13,329
      Deferred income taxes........................................................        18,608            22,641
                                                                                       ----------        ----------
            Total current assets...................................................       613,097           447,822
Property and equipment:
      Land ........................................................................       190,660           140,953
      Buildings and improvements...................................................       523,240           328,398
      Equipment....................................................................       248,275           188,351
      Leasehold improvements and interests.........................................        36,708            29,785
      Construction in progress.....................................................        62,283           104,869
                                                                                       ----------        ----------
                                                                                        1,061,166           792,356
      Less accumulated depreciation and amortization...............................       198,292           148,148
                                                                                       ----------        ----------
                                                                                          862,874           644,208
Other assets:
      Cost in excess of net assets acquired, net of accumulated amortization
        of $7,467 in 1996 and $6,851 in 1995.......................................        17,187            17,803
      Deferred income taxes........................................................         2,938
      Other assets.................................................................         2,301             1,945
                                                                                       ----------        ----------
                                                                                           22,426            19,748
                                                                                       ----------        ----------
                                                                                       $1,498,397        $1,111,778
                                                                                       ==========        ==========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Accounts payable.............................................................    $  381,304        $  300,578
      Accrued expenses.............................................................       104,909            91,838
      Checks outstanding, net......................................................        20,005             5,863
      Income taxes payable.........................................................        12,260             5,767
      Revolving credit agreements..................................................        94,400             9,500
      Current portion of long-term debt............................................                           4,003
                                                                                       ----------        ----------
            Total current liabilities..............................................       612,878           417,549
Other liabilities..................................................................        19,937             8,318
Deferred income taxes..............................................................                           1,201
Commitments and contingencies......................................................
Shareholders' equity:
      Preferred Stock, authorized 1,000 shares; no shares issued and outstanding in 1996 and 1995...........................................
      Common Stock, par value $.01 per share, authorized 200,000 shares; issued and outstanding 150,137 shares in 1996 and
        147,052 shares in 1995....................................................          1,501             1,471
      Additional paid-in capital...................................................       235,247           196,625
      Retained earnings............................................................       628,834           486,614
                                                                                       ----------        ----------
                                                                                          865,582           684,710
                                                                                       ----------        ----------

                                                                                       $1,498,397        $1,111,778
                                                                                       ==========        ==========



See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     ------------------------------------------



                                                                                         Year Ended
                                                                          ----------------------------------------
                                                                          August 31,     August 26,     August 27,
                                                                             1996           1995           1994
                                                                          (53 Weeks)     (52 Weeks)     (52 Weeks)
                                                                          ----------     ----------     ----------
                                                                                       (in thousands)
Cash flows from operating activities:
      Net income....................................................        $167,165       $138,781      $116,386
      Adjustments to reconcile net income to net
         cash provided by operating activities:
             Depreciation and amortization of property
                and equipment.......................................          62,919         47,733        32,429
             Amortization of intangible and other assets............             622            616           637
             Deferred income tax expense (benefit)..................           6,082         (7,240)         (331)
             Net loss (gain) on disposals of property
                and equipment.......................................            (735)           832           632
             Net increase in accounts receivable and
                prepaid expenses....................................          (7,564)        (6,091)       (1,236)
             Net increase in merchandise inventories................        (158,673)       (61,687)      (73,996)
             Net increase in accounts payable, accrued expenses
                and checks outstanding..............................          94,916         64,666        57,348
Net increase (decrease) in income taxes payable.....................           6,493            578        (4,477)
             Net change in other assets and liabilities.............           2,930          1,880           885
                                                                            --------       --------      --------
                Net cash provided by operating activities...........         174,155        180,068       128,277

Cash flows from investing activities:
      Cash outflows for property and equipment......................        (288,182)      (258,060)     (172,975)
      Proceeds from disposals of property and equipment.............           8,680          1,364         1,237
                                                                            --------       --------      --------
                Net cash used in investing activities...............        (279,502)      (256,696)     (171,738)

Cash flows from financing activities:
      Repayment of long-term debt...................................          (4,003)          (249)         (206)
      Net increase in revolving credit agreements...................          84,900          9,500
      Net proceeds from sale of Common Stock, including
         related tax benefit........................................          17,699         17,552        14,078
      Principal collections on subscription notes receivable........                                        1,300
                                                                            --------       --------      --------
                Net cash provided by financing activities...........          98,596         26,803        15,172
                                                                            --------       --------      --------

Net decrease in cash and cash equivalents...........................          (6,751)       (49,825)      (28,289)
Cash and cash equivalents at beginning of year......................           6,411         56,236        84,525
Beginning cash balance of pooled entity.............................           4,244
                                                                            --------       --------      --------
Cash and cash equivalents at end of year............................        $  3,904       $  6,411      $ 56,236
                                                                            ========       ========      ========


Supplemental cash flow information:
      Interest paid, net of interest cost capitalized...............        $  1,971       $    160      $     85
      Income taxes paid.............................................        $ 69,791       $ 81,862      $ 70,203



See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                --------------------------------


                                                                 Additional                Subscription
                                                       Common      Paid-in     Retained        Notes
                                                        Stock      Capital     Earnings     Receivable      Total
                                                       ------    ----------    --------    ------------   --------
                                                                            (in thousands)

Balance at August 28, 1993.........................    $1,441      $165,025    $231,447      $   (1,300)  $396,613
Net income.........................................                             116,386                    116,386
Principal collections on subscription notes
receivable.........................................                                               1,300      1,300
Sale of 1,303  shares of Common Stock under
     stock option and stock purchase plans.........        13         2,985                                  2,998
Tax benefit of exercise of stock options...........                  11,080                                 11,080
                                                       ------     ---------    --------      ----------   --------
Balance at August 27, 1994.........................     1,454       179,090     347,833          -         528,377
Net income.........................................                             138,781                    138,781
Sale of 1,635 shares of Common Stock under
     stock option and stock purchase plans.........        17         5,335                                  5,352
Tax benefit of exercise of stock options...........                  12,200                                 12,200
Balance at August 26, 1995.........................     1,471       196,625     486,614          -         684,710
Net income.........................................                             167,165                    167,165
Equity of pooled entity issued (1,697 shares)......        17        20,936     (24,945)                    (3,992)
Sale of 1,386 shares of Common Stock under
     stock option and stock purchase plans.........        13         6,836                                  6,849
Tax benefit of exercise of stock options...........                  10,850                                 10,850
                                                       ------     ---------    --------     ----------    --------
Balance at August 31, 1996.........................    $1,501      $235,247    $628,834     $    -        $865,582
                                                       ======     =========    ========     ===========   ========



See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          ------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES
     BUSINESS: The Company is a specialty retailer of automotive parts and accessories. At the end of fiscal 1996, the Company operated 1,423 stores in 27 states.
     FISCAL YEAR: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August.
     BASIS OF PRESENTATION: The consolidated financial statements include the accounts of AutoZone, Inc., and its wholly owned subsidiaries (the Company). All significant intercompany transactions and balances have been eliminated in consolidation.
     MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. The Company believes that the LIFO method of inventory valuation results in a better matching of current costs and revenues. A number of retailers use the first-in, first-out (FIFO) method of inventory valuation. Cost of sales was approximately $100,000, $3,600,000 and $4,400,000 less in fiscal 1996, 1995 and 1994, respectively than if the FIFO method had been used.
     PROPERTY AND EQUIPMENT: Property and equipment is stated at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Leasehold interests and improvements are amortized over the terms of the leases.
     AMORTIZATION: The cost in excess of net assets acquired is amortized by the straight-line method over 40 years.
     PREOPENING EXPENSES: Preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.
     ADVERTISING COSTS: The Company expenses advertising costs as incurred. Advertising expense, net of vendor rebates, was approximately $23,129,000, $18,531,000 and $9,306,000 in fiscal 1996, 1995 and 1994, respectively.
     WARRANTY COSTS: The Company provides the retail consumer with a warranty on certain products. Estimated warranty obligations are provided at the time of sale of the product.
     FINANCIAL INSTRUMENTS: The Company has certain financial instruments which include cash, accounts receivable, accounts payable, checks outstanding and revolving credit agreements. The carrying amounts of these financial instruments approximate fair value because of their short maturities.
     INCOME TAXES: The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
     NET INCOME PER SHARE: Net income per share of common stock is computed using the weighted average number of shares of common stock outstanding during each period, including common stock equivalents, consisting of stock options calculated using the treasury stock method, when dilutive.
     CASH EQUIVALENTS: Cash equivalents consist of investments with maturities of 90 days or less at the date of purchase.
     USE OF ESTIMATES: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.
     IMPAIRMENT OF LONG-LIVED ASSETS: SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," is effective for fiscal years beginning after December 15, 1995. This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Also, in general, long-lived assets and certain identifiable intangibles to be disposed of should be reported at the lower of carrying amount or fair values less cost to sell. The impact of this new standard is not expected to have a material effect on the Company's financial position or results of operations.

NOTE B - ACCRUED EXPENSES
     Accrued expenses consist of the following:

                                 AUGUST 31,   AUGUST 26,
                                    1996         1995
                                 ---------      -------
                                     (in thousands)
    Medical and casualty
      insurance claims           $  33,800      $36,835
    Accrued compensation
      and related payroll taxes     18,490       19,489
    Ad valorem and sales taxes      21,485       18,101
    Other                           31,134       17,413
                                 ---------      -------
                                 $ 104,909      $91,838
                                 =========      =======

NOTE C - INCOME TAXES

     At August 31, 1996, the Company has net operating loss carryforwards (NOLs) of approximately $14.5 million that expire in years 2000 through 2009. Those carryforwards resulted from the Company's acquisition of ALLDATA Corp. (see Note J - Business Combination). The use of the NOLs is limited to future taxable earnings of ALLDATA Corp. and is subject to annual limitations. A valuation allowance of $5,573,000 has been recognized to offset the deferred tax assets related to those carryforwards. If realized, the tax benefit for those NOLs will reduce income tax expense.

     The provision for income taxes consists of the following:

                                 YEAR ENDED
                   -------------------------------------
                   AUGUST 31,    AUGUST 26,   AUGUST 27,
                      1996          1995         1994
                   ---------     ---------    ----------
                               (in thousands)
   Current:
     Federal         $86,469      $81,460       $63,150
     State             7,249       15,280        13,781
                     -------      -------       -------
                      93,718       96,740        76,931

   Deferred:
     Federal           5,531       (6,160)         (250)
     State               551       (1,080)          (81)
                     -------      -------       -------
                       6,082       (7,240)         (331)
                     -------      -------       -------
                     $99,800      $89,500       $76,600
                     =======      =======       =======

--------------------------------------------------------------------------------
     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                        AUGUST 31,   AUGUST 26,
                                           1996         1995
                                        ---------    ---------
                                             (in thousands)
Deferred tax assets:
   Insurance reserves                     $11,282      $13,078
   Unearned income                          6,296
   Net operating loss carryforwards         5,573
   Other                                    5,767       11,874
                                          -------      -------
                                           28,918       24,952
   Less valuation allowance                (5,573)
                                          -------      -------
                                           23,345       24,952
Deferred tax liabilities:
   Property and equipment                   1,799        3,512
                                          -------      -------
Net deferred tax assets                   $21,546      $21,440
                                          =======      =======

     A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

                                  Year Ended
                      -----------------------------------
                      August 31,  August 26,   August 27,
                         1996        1995         1994
                       -------      -------     -------
                                (in thousands)
Expected tax at
   statutory rate      $93,438      $79,898     $67,545
State income
   taxes, net            5,070        9,230       8,905
Other                    1,292          372         150
                       -------      -------     -------
                       $99,800      $89,500     $76,600
                       =======      =======     =======

     Income tax benefits resulting from the exercise of certain non-qualified employee stock options were credited to additional paid-in capital because no expense was charged to income for financial reporting purposes in respect of such options.

NOTE D - FINANCING ARRANGEMENTS

     On January 16, 1996, the Company increased its unsecured revolving credit agreements (the Revolver) with a group of banks by $50,000,000 for a line of credit totaling $125,000,000. The rate of interest payable under the Revolver is a function of the London Interbank Offered Rate (LIBOR) or the lending bank's base rate (or prime rate as defined by an individual bank), at the option of the Company. The commitments made under the Revolver expire on February 1, 1998, but may be extended for additional eighteen month periods with the consent of the lenders. At August 31, 1996, the Company's borrowings under the Revolver were $94,400,000 and the average interest rate was 5.67% and 6.06% at fiscal year-end 1996 and 1995, respectively. During the commitment period, the Company is obligated to pay a fee of .125% per annum for the unused portion of the $125,000,000 commitment. The Revolver contains a covenant limiting the amount of debt the Company may incur relative to its net worth.
     Interest costs of $2,416,000 in fiscal 1996, $981,000 in fiscal 1995 and $446,000 in fiscal 1994 were capitalized.

NOTE E - EQUITY

     The Company has issued options to purchase Common Stock to certain shareholders and employees. A summary of outstanding stock options is as follows:

                              EXERCISE PRICE    NUMBER
                                 PER SHARE     OF SHARES
                             ---------------   ---------
Outstanding August 27, 1994  $ 0.63 - $29.00   9,147,829
   Granted                    23.38 -  26.38   2,356,855
   Exercised                   0.63 -   9.17  (1,532,139)
   Canceled                    1.63 -  29.00    (468,564)
                             ---------------   ---------
Outstanding August 26, 1995    0.67 -  29.00   9,503,981
   Assumed                     2.24 -   4.86     221,841
   Granted                    25.13 -  35.13   1,621,395
   Exercised                   0.67 -  14.31  (1,332,588)
   Canceled                    4.89 -  28.25    (254,873)
                             ---------------   ---------
Outstanding August 31, 1996  $ 0.79 - $35.13   9,759,756
                             ===============   =========

     Options to purchase 2,901,140 shares at August 31, 1996, and 3,211,405 shares at August 26, 1995, were exercisable. Shares reserved for future grants were 725,363 shares at August 31, 1996, and 2,091,885 shares at August 26, 1995.
     The Company also has an employee stock purchase plan under which all eligible employees may purchase Common Stock at no less than 85% of fair market value (determined quarterly) through regular payroll deductions. Annual purchases are limited to $4,000 per employee. Under the plan, 226,541 shares were sold in fiscal 1996 and 228,571 shares were sold in fiscal 1995, including 173,572 and 125,219 shares, respectively, purchased by the Company for sale under the plan. A total of 473,068 shares of Common Stock is reserved for future issuance under this plan.

NOTE F - PENSION PLAN

     Substantially all full-time employees are covered by a defined benefit pension plan. The benefits are based on years of service and the employee's highest consecutive five-year average compensation.
     The Company's funding policy is to make annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974.

     The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements (in thousands):

                                     AUGUST 31,    AUGUST 26,
                                        1996          1995
                                      --------      --------
Actuarial present value of
   accumulated benefit
   obligation, including vested
   benefits of $17,225 in 1996
   and $12,946 in 1995                $ 20,400      $ 15,444
                                      ========      ========
Projected benefit obligation
   for service rendered to date       $ 31,533      $ 23,348
Less plan assets at fair value,
   primarily stocks and
   cash equivalents                     27,367        18,616
                                      --------      --------
Projected benefit obligation
   in excess of plan assets              4,166         4,732
Unrecognized prior service cost           (427)         (564)
Unrecognized net loss from past
   experience different from that
   assumed and effects of changes
   in assumptions                       (3,470)       (3,799)
Unrecognized net asset                     268           418
                                      --------      --------
Accrued pension cost                  $    537      $    787
                                      ========      ========

     Net pension cost included the following components (in thousands):

                                      Year Ended
                        ---------------------------------------
                        August 31,     August 26,    August 27,
                           1996          1995          1994
                          -------       -------       -------
Service cost of
   benefits earned
   during the year        $ 4,580       $ 3,536       $ 2,876
Interest cost on
   projected benefit
   obligation               1,748         1,367         1,097
Actual return on
   plan assets             (3,677)       (1,289)       (1,527)
Net amortization
   and deferral             2,518           481         1,261
                          -------       -------       -------
Net periodic
   pension cost           $ 5,169       $ 4,095       $ 3,707
                          =======       =======       =======

     The actuarial present value of the projected benefit obligation was determined using weighted-average discount rates of 7.93% and 7.5% at August 31, 1996, and August 26, 1995, respectively, and assumed increases in future compensation levels of 6%. The expected long-term rate of return on plan assets was 7%. Prior service cost is amortized over the estimated average remaining service lives of the plan participants, and the unrecognized net experience gain or loss is amortized over five years.

NOTE G - LEASES

     A substantial portion of the Company's retail stores and certain equipment are leased. Most of these leases include renewal options and some include options to purchase and provisions for percentage rent based on sales.
     Rental expense was $30,626,000 for fiscal 1996, $26,460,000 for fiscal 1995 and $28,113,000 for fiscal 1994. Percentage rentals were insignificant.
     Minimum annual rental commitments under non-cancelable operating leases are as follows (in thousands):

              Year                Amount
              ----                ------
              1997              $ 29,742
              1998                26,788
              1999                23,130
              2000                20,678
              2001                16,456
              Thereafter          66,520
                                --------
                                $183,314
                                ========

NOTE H - RELATED PARTY TRANSACTIONS

     Management fees of $272,000 for fiscal 1996, $371,000 for fiscal 1995 and $402,000 for fiscal 1994 were paid to KKR Associates, which directly and through several limited partnerships, of which it is a general partner, owned approximately 13% and 43% of the Company's outstanding Common Stock at August 31, 1996 and August 26, 1995, respectively.

NOTE I - COMMITMENTS AND CONTINGENCIES

     Construction commitments, primarily for new stores, totaled approximately $48 million at August 31, 1996.
     The Company is a party to various claims and lawsuits arising in the normal course of business which, in the opinion of management, are not, singularly or in aggregate, material to the Company's financial position or results of operations.
     The Company is self-insured for workers' compensation, automobile, general and product liability losses. The Company is also self-insured for health care claims for eligible active employees. The Company maintains certain levels of stop loss coverage for each self-insured plan. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

NOTE J - BUSINESS COMBINATION

     On March 29, 1996, ALLDATA Corp. (ALLDATA) became a wholly owned subsidiary of AutoZone in a stock-for-stock merger accounted for as a pooling of interests. ALLDATA has developed a database system that provides comprehensive and up-to-date automotive diagnostic, service and repair information, which it markets to professional repair shops. Under the terms of the merger agreement, AutoZone issued approximately 1.7 million shares of Common Stock and stock options covering approximately 200,000 shares of Common Stock. Financial information of ALLDATA has been included in the results of operations from the date of acquisition and is included in the balance sheet as of August 31, 1996. Financial statements for periods prior to the date of combination have not been restated as the effect is not material to the Company's financial condition and results of operations. The assets and liabilities of ALLDATA were approximately $17.4 million and $21.4 million, respectively, at the date of combination.

MANAGEMENT'S REPORT

      AutoZone's management takes responsibility for the integrity and objectivity of the financial statements in this annual report. These financial statements were prepared from accounting records which management believes fairly and accurately reflect the operations and financial position of AutoZone.
      The financial statements in this report were prepared in conformity with generally accepted accounting principles. In certain instances, management used its best estimates and judgments based upon currently available information and management's view of current conditions and circumstances.
      Management maintains a system of internal controls designed to provide reasonable assurance that assets are protected from improper use and accounted for in accordance with its policies and that transactions are recorded accurately in the Company's records. The concept of reasonable assurance is based upon a recognition that the cost of the controls should not exceed the benefit derived.
      The financial statements of AutoZone have been audited by Ernst & Young LLP, independent auditors. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards, including a review of internal accounting controls and financial reporting matters.


/s/ Robert J. Hunt
------------------
Robert J. Hunt
Executive Vice President - Finance
Chief Financial Officer
Customer Satisfaction

REPORT OF INDEPENDENT AUDITORS

Shareholders
AutoZone, Inc.,

      We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 31, 1996, and August 26, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. at August 31, 1996, and August 26, 1995, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended August 31, 1996, in conformity with generally accepted accounting principles.


                                                           /s/ ERNST & YOUNG LLP

Memphis, Tennessee
September 23, 1996


CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR
First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, New Jersey 07303-2500
(800) 446-2617
(201) 324-0498

STOCK EXCHANGE LISTING
New York Stock Exchange
Ticker Symbol: AZO

AUDITORS
Ernst & Young LLP
Memphis, Tennessee

CORPORATE OFFICES
123 South Front Street
Memphis, Tennessee 38103-3607
(901) 495-6500

AUTOZONE WEB SITE
http://www.autozone.com


ANNUAL MEETING
The Annual Meeting of Shareholders of AutoZone will be held at 10:00 a.m. on December 12, 1996, at AutoZone Corporate Offices, 123 South Front Street,
Memphis, Tennessee.

SEC FORM 10-K/QUARTERLY REPORTS
AutoZone does not produce quarterly reports because the information is not timely and is costly to distribute.
Shareholders may obtain free of charge a copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission or our quarterly press releases by writing to Shareholder
Relations, P.O. Box 2198, Memphis, Tennessee 38101-
9842.

Copies of all documents filed by the company with the Securities and Exchange Commission, including
Form 10-K and Form 10-Q, are also available at the SEC's EDGAR server at http://www.sec.gov.

SHAREHOLDERS OF RECORD
As of August 31, 1996, there were 2,772
shareholders of record.

OFFICERS
        -----------------------------------------------------------------------


                           Executive Vice Presidents    Vice Presidents          HARRY L. GOLDSMITH
                           Customer Satisfaction        Customer Satisfaction    General Counsel
                                                                                 and Secretary
JOSEPH R. HYDE III         LAWRENCE E. EVANS            RICHARD F. ADAMS JR.
Chairman and CEO           Store Development            Business Planning        Phillip J. Jackson
Customer Satisfaction                                   & Analysis               Distribution
                           ROBERT J. HUNT
JOHNSTON C. ADAMS JR.      Chief Financial Officer      MICHAEL B. BAIRD         MICHAEL E. LONGO
Vice Chairman and COO                                   Stores                   Distribution
Customer Satisfaction      SHAWN P. MCGHEE
                           Merchandising                DAVID W. BARCZAK         WILLIAM R. MCCAWLEY JR.
TIMOTHY D. VARGO                                        Real Estate              Stores
Vice Chairman
Customer Satisfaction                                   JON A. BASCOM            STEVEN R. MCCLANAHAN
                           Senior Vice Presidents       Systems Technology       Stores
THOMAS S. HANEMANN         Customer Satisfaction        & Support
President                                                                        GRANTLAND E. MCGEE JR.
Customer Satisfaction      ANTHONY D. ROSE JR.          B. CRAIG BLACKWELL       Stores
                           Advertising                  Stores
                                                                                 JOHN MINERVINI
                           STEPHEN W. VALENTINE         FRANCIS C. BROWN III     Business Development
Other Corporate Officers   Systems Technology           Human Resources
Customer Satisfaction      & Support                                             WILLIAM E. SHULL III
                                                        MICHAEL E. BUTTERICK     Stores
SHEILA GRACE STUEWE                                     Controller
Treasurer                                                                        DAVID WILHITE
                                                        MARK A. CORDOVA          Merchandising
DONALD R. RAWLINS                                       Stores
Assistant Secretary
                                                        BRETT D. EASLEY
                                                        Merchandising Systems


BOARD OF DIRECTORS
                   ------------------------------------------------------------


JOSEPH R. HYDE III         DR. N. GERRY HOUSE           ROBERT I. MACDONNELL         GEORGE R. ROBERTS
Chairman and CEO           Superintendent               General Partner              General Partner
Customer Satisfaction      Memphis City Schools         Kohlberg, Kravis, Roberts    Kohlberg, Kravis, Roberts

JOHNSTON C. ADAMS JR.      JAMES F. KEEGAN              MICHAEL W. MICHELSON         RONALD A. TERRY
Vice Chairman and COO      Managing Director            General Partner              Retired Chairman
Customer Satisfaction      Weibel Huffman Keegan, Inc.  Kohlberg, Kravis, Roberts    First Tennessee
                                                                                     National Corporation
TIMOTHY D. VARGO           HENRY R. KRAVIS              JOHN E. MOLL
Vice Chairman              General Partner              Retired President
Customer Satisfaction      Kohlberg, Kravis, Roberts    The Fleming Companies, Inc.

THOMAS S. HANEMANN
President
Customer Satisfaction

ANDREW M. CLARKSON
Chairman
Finance Committee
Customer Satisfaction

[Graphic: Map of United States showing number of AutoZone locations per state:]
                                     1,423 STORES
                                        27 STATES



                          [Alabama                 74
                           Arizona                 52
                           Arkansas                37
                           Colorado                24
                           Florida                 61
                           Georgia                 87
                           Illinois                43
                           Indiana                 66
                           Kansas                   7
                           Kentucky                42
                           Louisiana               68
                           Michigan                 9
                           Mississippi             58
                           Missouri                56
                           New Mexico              22
                           North Carolina          79
                           Ohio                   138
                           Oklahoma                56
                           Pennsylvania            10
                           South Carolina          41
                           Tennessee              102
                           Texas                  239
                           Utah                    15
                           Virginia                23
                           West Virginia           12
                           Wisconsin                1
                           Wyoming                  1]



                         STORES OPENED FISCAL YEAR 1996

ALABAMA                 GEORGIA                   LOUISIANA (CONT.)        OHIO                     SOUTH CAROLINA
  Anniston (R)            Atlanta                   New Orleans              Amelia                   Aiken
  Bay Minette             Bainbridge                Plaquemine               Amherst                  Camden
  Birmingham (R)          Cornelia                  Sulphur                  Boardman                 Darlington
  Clanton                 Decatur (2)                                        Brunswick                Laurens
  Florence                East Point              MISSISSIPPI                Bucyrus                  Lexington
  Fort Payne              Fayetteville              Brandon                  Calcutta                 Rock Hill
  Gadsden                 Hephzibah                 Canton                   Centerville
  Huntsville              Kennesaw                  Greenville (R)           Chillicothe            TENNESSEE
  Leeds                   Marietta                  Indianola                Conneaut                 Cordova
  Madison                 Martinez                  Iuka                     Delphos                  Dickson (R)
  Monroeville             Statesboro                Jackson (R)              East Liverpool           Greeneville (R)
  Oneonta                 Thomasville (R)           Lucedale                 Fostoria                 Harriman
  Prichard                Thomson                   Magee                    Geneva                   Jackson
  Thomasville             Warner Robins             Olive Branch             Georgetown               Jefferson City
  Tuscaloosa              Winder                    Philadelphia             Hamilton                 La Follette
  Tuscumbia                                         Ripley                   Harrison                 Madison (R)
                        ILLINOIS                    Senatobia                Heath                    Martin
ARIZONA                   Belleville                Tupelo                   Ironton                  Memphis (1, 2R)
  Casa Grande (R)         Harrisburg                Waynesboro               Logan                    Morristown
  Coolidge                Joliet                    West Point               Lorain                   Murfreesboro
  Glendale                Litchfield                                         Marysville               Nashville (2, 1R)
  Mesa (R)                Paris                   MISSOURI                   Mason                    Newport
  Phoenix (2, 3R)         Salem                     Aurora                   Mentor on the Lake       Rogersville
  Tucson (1,1R)           Waterloo                  Bolivar                  Milford                  Selmer
                                                    Cape Girardeau (R)       Mt. Vernon               Sparta
ARKANSAS                INDIANA                     Carthage                 North Madison
  Fort Smith              Bloomington               Dexter                   Oxford                 TEXAS
  Harrison                Boonville                 Florissant (R)           Painesville              Angleton
  Pine Bluff              Crawfordsville            Jackson                  Parma                    Arlington
  Russellville (R)        Evansville                Joplin                   Perrysburg               Belton
  Siloam Springs          Indianapolis (2)          Lebanon                  Sandusky                 Benbrook
                          Jeffersonville            Macon                    St. Clairsville          Clute (R)
COLORADO                  Lawrenceburg              Mehlville (1, 1R)        Symmes Township          Corpus Christi
  Aurora                  Martinsville              Mexico                   Warren (2)               De Soto
  Ft. Morgan              Princeton                 Nevada                   Washington Court Hse     Denison
  Wheat Ridge             Salem                     Perryville               Wintersville             El Campo
                          Tell City                 Springfield (2)          Woodlawn                 El Paso (3, 1R)
FLORIDA                                             Troy                     Wooster                  Gainesville
  Bartow                KANSAS                      Warrensburg              Youngstown (4)           Garland (2)
  Bermuda                 Chanute                                                                     Hewitt
  Clermont                Ft. Scott               NEW MEXICO               OKLAHOMA                   Hidalgo
  Crystal River           Independence              Deming                   Hugo                     Houston (3, 1R)
  Dade City               Iola                      Farmington (R)           Mustang                  Lancaster
  Deland                  Parsons                   Las Cruces               Pryor                    Laredo
  Dunedin                 Pittsburg                                          Tahlequah                Lockhart
  Ensley                                          NORTH CAROLINA             Tulsa (2)                Pearland
  Eustis                KENTUCKY                    Asheville                Wagoner                  San Antonio (3, 1R)
  Inverness               Beaver Dam                Belmont                  Weatherford              Santa Fe
  Leesburg                Cynthiana                 Charlotte (2, 1R)        Woodward                 Waco
  Marianna                Florence                  Dunn (R)
  Melbourne               Harrodsburg               Greensboro (4, 2R)     PENNSYLVANIA             VIRGINIA
  Ocala (2)               Leitchfield               Lumberton                Allison Park             Charlottesville
  Orange City             London                    Mooresville              East Rochester           Cheasapeake
  Orlando (3)             Maysville                 Morehead City            Greenville               Newport News
  Palm Bay                Nicholasville             Mount Airy               Grove City               Norfolk
  Pensacola               Owensboro (2)             Reidsville               Hermitage                Richmond
  Quincy                  Princeton                 Rockingham               Huntingdon
  Sanford                                           Roxboro                  New Castle             WEST VIRGINIA
  St. Cloud             LOUISIANA                   Smithfield               Sharon                   Logan
  Winter Haven (2)        Arabi (R)                 Tarboro                  Uniontown                Moundsville
                          Bastrop                   Washington               Waynesburg               New Martinsville
                          Franklinton               Wilmington                                        Oak Hill
                          Marrero                   Winston-Salem



                       (R) - Indicates replacement store.


                                [AUTOZONE LOGO]