Form 10-K, Exhibit 13
period 1997-08-30
AUTOZONE INC
filed 1997-11-06
CIK 866787

EXHIBIT 13.1


              [PHOTOGRAPH OF AN AUTOZONE STORE IN BACKGROUND APPEARS HERE]



                       1 9 9 7  A N N U A L  R E P O R T

  [PHOTOGRAPH OF A MAN AND 2 YOUTHS LOOKING AT A VEHICLE FRONT WITH HOOD UP
                                 APPEARS HERE]


Company Description

AutoZone is the nation's leading auto parts chain. We sell a broad line of replacement parts, accessories, chemicals and motor oil. With 1,728 stores in 32 states, we operate more stores than any auto parts retailer in America. On average, we open the doors on a new AutoZone store nearly every day.

    Our primary customers are do-it-yourselfers who repair their own cars to save money. We also sell and deliver parts to professional repair shops whose technicians install parts for a living.

     The first AutoZone store opened in Forrest City, Arkansas, on July 4, 1979. Eighteen years later, we still attribute much of our success to our fanatical commitment to customer satisfaction. There's a pledge you'll hear recited throughout AutoZoneland that helps us keep our focus:

                    AutoZoners always put customers first.

                         We know our parts and products.

                              Our stores look great.

              And we've got the best merchandise at the right price.


                    [MAP OF THE UNITED STATES APPEARS HERE]

   Financial Highlights

                                1997            1996*      % Change

   Sales                   $2,691,440,000  $2,242,633,000    +20%
   Operating Profit          $321,351,000    $268,934,000    +19%
   Net Income                $195,008,000    $167,165,000    +17%
   Earnings Per Share               $1.28           $1.11    +15%
   Stockholders' Equity    $1,075,208,000    $865,582,000    +24%
   Number of Stores                 1,728           1,423    +21%

                                                      *includes a 53rd week


                [MID TO EASTERN UNITED STATES MAP APPEARS HERE]

 . Store Support Center
    Memphis, TN

 . Distribution Centers
    Danville, IL
    Lafayette, LA
    Lavonia, GA
    Lexington, TN
    Phoenix, AZ
    San Antonio, TX
    Zanesville, OH

         AutoZone Stores
             By State

 .  Alabama.................. 77
 .  Arizona.................. 64
 .  Arkansas................. 39
*  California...............  8
 .  Colorado................. 32
 .  Florida.................. 82
 .  Georgia.................. 96
 .  Illinois................. 56
 .  Indiana.................. 85
*  Iowa..................... 10
 .  Kansas................... 31
 .  Kentucky................. 48
 .  Louisiana................ 70
*  Maryland.................  1
 .  Michigan................. 27
 .  Mississippi.............. 61
 .  Missouri................. 72
*  Nevada...................  1
 .  New Mexico............... 23
*  New York................. 11
 .  North Carolina........... 87
 .  Ohio.....................166
 .  Oklahoma................. 60
 .  Pennsylvania............. 28
 .  South Carolina........... 49
 .  Tennessee................106
 .  Texas....................264
 .  Utah..................... 19
 .  Virginia................. 34
 .  West Virginia............ 13
 .  Wisconsin................  5
 .  Wyoming..................  3


*  Indicates a new state for F97

SALES
($ millions)

    [BAR GRAPH APPEARS HERE]


  93     94     95     96     97
  --     --     --     --     --

1,217  1,508  1,808  2,243  2,691


NET
Income
($ millions)


    [BAR GRAPH APPEARS HERE]


  93     94     95     96     97
  --     --     --     --     --

  87    116    139    167    195



OPERATING
Profit
($ millions)


    [BAR GRAPH APPEARS HERE]


  93     94     95     96     97
  --     --     --     --     --

 141    191    228    269    321



EARNINGS
Per Share ($)


    [BAR GRAPH APPEARS HERE]


  93     94     95     96     97
  --     --     --     --     --

 .59    .78    .93    1.11   1.28



                 To our Customers, AutoZoners and Stockholders:


Fiscal 1997 -- the year we finally answered the frequently asked question, "When will AutoZone be in California?" That answer came on July 4 -- our 18th birthday -- when we opened our doors in the town of El Centro. While we're excited about saying we now serve customers from coast to coast, we've continued to focus on being our customers' neighborhood auto parts store everywhere we do business.

     El Centro was just one of 305 net new stores we opened in fiscal 1997. And one of many we opened in markets where we didn't have a presence 12 months ago. That means our customer base both the do-it-yourself (DIY) market and the professional mechanic sector we call commercial -- continues to expand, along with the number of AutoZone neighborhoods. We also:

    . Entered five new states California, Iowa, Maryland, Nevada and New York. . Turned a profit in our commercial sales program.
    .  Surpassed the $1 billion mark in stockholders' equity.

Fiscal 1997 was another record year financially:

     .  Sales rose 20% to $2.69 billion.
     .  Comparable store sales increased by 8%.
     .  Net income increased 17% to $195 million.
     .  Earnings per share rose 15% to $1.28.

     We're particularly pleased with our financial gains, given the fact that we're measuring ourselves against a 53-week year in fiscal 1996. We're gaining leverage on expenses through a revival of our culture of thrift -- more commonly known outside AutoZone as tight expense control.

     Less than two years ago we were kicking off the commercial program in our first store. Today that business accounts for more than 10% of our total sales. And although DIY sales were soft industrywide for the first half of the year, we've felt a real momentum shift since the third quarter. Looking ahead, we will maintain our focus on our core DIY business and expect the commercial business to continue to have a favorable impact on same store sales and earnings as it grows.

     Once again, our new store openings are among the best in retailing. With the addition of 305 net new stores, we ended the year with 1,728 stores in 32 states. We're confident there's still lots of room for expansion, and we project 350

AFTER TAX RETURN
On Capital


    [BAR GRAPH APPEARS HERE]


  93     94     95     96     97
  --     --     --     --     --

  18%    19%    19%    18%    16%



             [PHOTOGRAPH OF TIM VARGO AND JOHN ADAMS APPEARS HERE]

                  President Tim Vargo and Chairman John Adams



new stores in the coming year.

     Professional technicians across the nation are reaping the benefits of the research and development investment we've made this year in ALLDATA. In the coming year, we believe ALLDATA's software will rise to a new level - clearly establishing itself as the unassailable leader in automotive diagnostic and repair information.

     We'd like to take this opportunity to thank Pitt Hyde and Tom Hanemann for their leadership and service to AutoZone. Tom retired after 23 years, dating back to his days with Malone & Hyde, our former parent company. He was vital in developing AutoZone's culture and his influence will be felt for years to come.

     Pitt retired 18 years after founding AutoZone and 30 years after joining Malone & Hyde. His vision of taking customer service to a new level in the auto parts industry is what made AutoZone the best in the business. Pitt continues to offer his expertise as a member of our board.

     If you've followed AutoZone closely as we've grown, you won't find our strategy for the coming year all that unusual. We'll continue to profitably expand our store count faster than anyone else in our industry. We'll continue to seek out competitive advantages in areas like technology, store design and product quality. And we will always look for new opportunities to create more value for our customers.

     Wall Street may see AutoZone as a rapidly growing chain of more than 1,700 stores spread across 32 states. But we know that to our millions of loyal customers, AutoZone is the man or woman in the red shirt behind the counter of the neighborhood auto parts store just a few minutes from home. As we focus on growing our business and gaining new customers, we'll never lose sight of our obligation to invest in the more than 28,000 AutoZoners who continue to find new ways to deliver extraordinary customer service every day.


       /s/ John Adams                    /s/ Tim Vargo

           John Adams                        Tim Vargo
         Chairman & CEO                   President & COO
     Customer Satisfaction             Customer Satisfaction

           Your neighborhood auto parts store -- all across America.

From Sumter, South Carolina to El Centro, California. From Indianapolis, Indiana to Brownsville, Texas. From Detroit, Michigan to Andalusia, Alabama. It's something that's as common in small town America as it is in our bustling big cities. The neighborhood AutoZone store.

     It was born in Forrest City, Arkansas, in 1979. Needless to say, we've come a long way since then. We've grown from a small time operation in the South to the nation's leading auto parts chain with stores from coast to coast. We've introduced and helped develop new products. We're constantly fine-tuning the way our stores are designed and operated. We're even into the development of automotive diagnostic and repair software.


     Fact of the matter is, we've enhanced our business in more ways than we have room to mention here. But for all the enhancements, there's a part of our business we don't want to change a bit. And that's the way we relate to our customers. We can create whizbang systems `til the cows come home, but if we don't treat our customers like friends and give them the service they deserve, we can kiss it all goodbye.

     Because when it's all said and done, AutoZone is still the place where somebody's dad, somebody's mom, somebody's uncle, friend or neighbor goes to buy parts. The place where we know the regulars and they know us. Where we can tell newcomers the best way to fix a leaky radiator or just the best place to get a bite to eat. Because while we're in a lot more neighborhoods than ever before, we're still your neighborhood auto parts store.



[PHOTOGRAPH OF A YOUTH STANDING IN FRONT OF AN ANTIQUE CADILLAC APPEARS HERE]

[PHOTO OF MOUNTAIN APPEARS HERE]
Yucaipa
California


Nestled in the foothills of the San Bernardino mountains is the community of Yucaipa. The Serrano Indians first viewed this land from the backs of horses and gave the town its name, which means "green valley." The current natives still rely on horsepower, but their horses tend to reside under the hoods of their cars and trucks.

[PHOTO OF TWO PEOPLE APPEARS HERE]

More than 500 Yucaipa residents are members of the town's four car clubs -- a tribute to Southern California's hot rod heritage. One local car enthusiast is AutoZone customer Jeff Ranney. And his pride and joy is a `68 Chevy pickup.

[PHOTO OF TRUCK APPEARS HERE]

     Jeff is co-owner of a local repair shop and was one of our very first customers when we opened our doors in July. "When you buy as many parts as I do, you've got to trade with people who are serious about quality," he says. "The price has to be right on, because I have to watch my bottom line, too. And of course, there`s also my reputation. I can't risk it on poor quality parts. I trust the people at AutoZone. They always take the time to help you out and let you know your business is appreciated."

[PHOTO OF CARS APPEARS HERE]
[PHOTO OF TRUCK APPEARS HERE]

     That's a testimonial we're pretty proud of from somebody who's eager to be one of our first commercial customers in the state of California. At press time, Yucaipa`s commercial program wasn`t in place. That`s because in new stores, we get our core do-it-yourself business up and running before we roll out commercial. But rest assured, Jeff is at the top of our list. And we know he`ll be in good company with our thousands of other commercial customers all across the country.

[PHOTO OF SIGN STATING "WELCOME TO YUCAIPA" APPEARS HERE]

      [PHOTO OF AUTOZONE STORE WITH ANTIQUE CARS PARKED IN FRONT APPEARS HERE]

[PHOTO OF CITY SKYLINE APPEARS HERE]
Cedar Rapids
Iowa


If rolling cornfields and dusty farm roads are the only images you associate with Iowa, you probably haven't been there lately. In Cedar Rapids, towering grain silos and windmills share the skyline with office buildings, manufacturing facilities and neighborhood stores, like AutoZone.

[PHOTO OF TWO PEOPLE APPEARS HERE]

     Mark Petersen manages the AutoZone store on Blairs Ferry Road -- one of three that opened in Cedar Rapids this year and one of 305 that opened up all across America. If you had driven down Blairs Ferry Road five years ago, you would've seen nothing but corn. Today it's one of the busiest shopping areas in town.

[PHOTO OF SIGN STATING "WELCOME TO CEDAR RAPIDS" APPEARS HERE]

     Mark grew up in the area, and he's excited to work for a company that's part of the city`s growth. "When I returned home after four years in the Air Force, I almost didn't recognize some parts of town," Mark said. "But what's great is that we still look out for each other, no matter how big Cedar Rapids has gotten. When new people move here, they aren't strangers very long."

[PHOTO OF TRACTOR APPEARS HERE]

    Although his store isn't a year old yet, Mark already has a list of regular customers a mile long. "We knew many of our customers before AutoZone ever came to town. And when new people come through the doors, we make it a point to get to know them, too." Mark says this is one of the things that sets AutoZone apart. "If we know what our customers drive and the kinds of problems they've been having, we'll be able to solve their problems better the next time they come in."

    Customers in Cedar Rapids -- whether they're lifelong residents or new to the area -- can count on us for everything from alternators for their 1979 Oldsmobile Cutlasses to control modules for their 1995 Chevy Luminas. And just in case, we even carry batteries for 1994 John Deere model 8960 tractors.

[PHOTO OF AUTOZONE STORE APPEARS HERE]

                         [PHOTO OF AUTOZONE TRUCK APPEARS HERE]

[PHOTO OF TRAFFIC APPEARS HERE]
HOUSTON
TEXAS


People in Texas are proud of their reputation for doing things in big ways. From the vast plains of the West Texas cattle ranches to the sprawling oil refineries of Beaumont, that same pride is found in our 264 stores throughout the Lone Star State. Perhaps none more so than at a store in Houston fondly referred to as "Sergeant Garcia."

[PHOTO OF TWO PEOPLE APPEARS HERE]

     Located in the heart of a Hispanic neighborhood, this store sits next to a quiet side street named after WWII hero Sergeant Juan Garcia. The store has been a part of the community so long that a few of the AutoZoners have become almost as legendary as the Sergeant himself. Joe Calvillo is a great example. Having worked in other parts stores for many years, Joe came to AutoZone about nine years ago. When he did, many of his customers came with him.

[PHOTO OF THREE PEOPLE APPEARS HERE]

     They like the way he goes the extra mile to get the job done right. It's because of people like Joe that the Sergeant Garcia store is one of the company's highest volume stores. It was one of the first stores to receive multiple deliveries of merchandise a week to serve its customers better. And like the folks in their neighborhood, each and every AutoZoner at Sergeant Garcia speaks fluent Spanish.

[PHOTO OF TRUCK APPEARS HERE]

     So how has the store remained so successful despite other parts stores moving into the neighborhood? Joe probably summed it up best, "Tratamos a nuestros clientes como queremos ser tratados." That's "We treat our customers the way we'd want to be treated." -- for the Spanish impaired.

     Joe speaks other languages his customers appreciate, as well. Ford and Chevy, just to name a couple.

[PHOTO OF TWO PEOPLE WORKING ON CAR APPEARS HERE]

                       [PHOTO OF AUTOZONE STORE APPEARS HERE]

[PHOTO OF TOWN APPEARS HERE]
Johnstown
Pennsylvania



The state of Pennsylvania is well known as the home of "the City of Brotherly Love." But due west of Philadelphia, at the junction of the Conemaugh and Stonycreek rivers is a town you may not have heard quite as much about, Johnstown -- "the Friendly City."

[PHOTO OF TWO PEOPLE APPEARS HERE]

     With our focus on pleasing customers, we knew we'd be right at home in a town with this motto, but our customer service has impressed even the friendliest of residents. Take Ken Bilger, the service manager at the Horner Street Service Station, for example. Ken's been coming by a couple of times a day ever since we opened our doors. "There's just something different about the way they treat you here," Ken says. "They don't just sell parts -- they really listen to your problem and help you try to solve it."

[PHOTO OF AUTOZONE STORE APPEARS HERE]

Those are the kind of comments Lynn Shumate likes to hear. After all, she's the manager of our Johnstown store. Lynn and her husband, Ron, moved to Johnstown from Memphis. His job? He's the manager of the AutoZone in nearby Somerset, Pennsylvania. "We kept hearing about how the company needed experienced AutoZoners in this market," Lynn said. "We're glad we got this opportunity. We feel a little bit like pioneers, spreading the AutoZone culture in a new district."

[PHOTO OF PERSON WORKING ON VEHICLE APPEARS HERE]

     Since our Johnstown store was the first we opened in the area, Lynn and Ron trained six new crews for stores in neighboring towns. "The thing that sets AutoZone apart is our culture -- and that boils down to our people. It was neat to teach new AutoZoners how we treat our customers," Lynn said. "We were responsible for seeing that the same service we've been delivering down South was happening up here." These two transplanted Southerners have found their new home to be just what it claims to be -- "the Friendly City." What they haven't found is a place that serves grits.

[PHOTO OF SIGN STATING "JOHNSTOWN WELCOMES YOU" APPEARS HERE]

                         [PHOTO OF TOWN APPEARS HERE]

Ten-Year Review
(in thousands, except per share data and selected operating data)


                                                                    5-Year         10-Year
                                                                   Compound       Compound      ------------------------------------
                                                                    Growth         Growth           1997               1996*
                                                                                                ------------------------------------
Income Statement Data
Net sales.......................................................      22%            22%        $ 2,691,440        $ 2,242,633
Cost of sales, including warehouse and delivery expenses........                                  1,559,296          1,307,638
Operating, selling, general and administrative expenses.........                                    810,793            666,061
                                                                                                ------------------------------------
Operating profit................................................      25%            35%            321,351            268,934
Interest income (expense).......................................                                     (8,843)            (1,969)
                                                                                                ------------------------------------
Income before income taxes......................................      24%            42%            312,508            266,965
Income taxes....................................................                                    117,500             99,800
                                                                                                ------------------------------------
Net income......................................................      25%            47%        $   195,008        $   167,165
                                                                                                ------------------------------------
Net income per share............................................      24%            46%              $1.28              $1.11
                                                                                                ====================================
Average shares outstanding, including common stock equivalents..                                    152,535            151,238

Balance Sheet Data
Current assets..................................................                                   $778,802           $613,097
Working capital.................................................                                    186,350                219
Total assets....................................................                                  1,884,017          1,498,397
Current liabilities.............................................                                    592,452            612,878
Debt ...........................................................                                    198,400             94,400
Stockholders' equity............................................                                  1,075,208            865,582

Selected Operating Data
Number of stores at beginning of year...........................                                      1,423              1,143
      New stores................................................                                        308                280
      Replacement stores........................................                                         17                 31
      Closed stores.............................................                                          3                  0
      Net new stores............................................                                        305                280
Number of stores at end of year.................................                                      1,728              1,423
Total store square footage (000's)..............................                                     11,611              9,437
Percentage increase in square footage...........................                                         23%                26%
Percentage increase in comparable store net sales...............                                          8%                 6%
Average net sales per store (000's).............................                                     $1,691             $1,702
Average net sales per store square foot.........................                                       $253               $258
Total employment................................................                                     28,700             26,800
Gross profit -- percentage of sales.............................                                       42.0%              41.7%
Operating profit -- percentage of sales.........................                                       11.9%              12.0%
Net income -- percentage of sales...............................                                        7.2%               7.5%
Debt-to-capital -- percentage...................................                                       15.6%               9.8%
Inventory turnover..............................................                                        2.5x               2.7x
Return on average equity........................................                                         20%                22%

* 53 weeks. Comparable store sales, average net sales per store and average net sales per store square foot for fiscal year 1996 and 1991 have been adjusted to exclude net sales for the 53rd week.

                                                                          Fiscal Year Ended August
                                                                  ------------------------------------------------------------------
                                                                     1995            1994        1993           1992         1991*
                                                                  ------------------------------------------------------------------
Income Statement Data
Net sales.....................................................    $1,808,131     $1,508,029   $1,216,793    $1,002,327     $817,962
Cost of sales, including warehouse and delivery expenses......     1,057,033        886,068      731,971       602,956      491,261
Operating, selling, general and administrative expenses.......       523,440        431,219      344,060       295,701      247,355
                                                                  ------------------------------------------------------------------
Operating profit..............................................       227,658        190,742      140,762       103,670       79,346
Interest income (expense).....................................           623          2,244        2,473           818       (7,295)
                                                                  ------------------------------------------------------------------
Income before income taxes....................................       228,281        192,986      143,235       104,488       72,051
Income taxes..................................................        89,500         76,600       56,300        41,200       27,900
                                                                  ------------------------------------------------------------------
Net income....................................................    $  138,781     $  116,386    $  86,935     $  63,288     $ 44,151
                                                                  ------------------------------------------------------------------
Net income per share..........................................         $0.93          $0.78        $0.59         $0.43        $0.33
                                                                  ==================================================================
Average shares outstanding, including common stock equivalents       149,302        148,726      147,608       145,940      134,656

Balance Sheet Data
Current assets................................................      $447,822       $424,402     $378,467      $279,350     $233,439
Working capital...............................................        30,273         85,373       92,331        72,270       55,807
Total assets..................................................     1,111,778        882,102      696,547       501,048      397,776
Current liabilities...........................................       417,549        339,029      286,136       207,080      177,632
Debt .........................................................        13,503          4,252        4,458         7,057        7,246
Stockholders' equity..........................................       684,710        528,377      396,613       278,120      204,628

Selected Operating Data
Number of stores at beginning of year.........................           933            783          678           598          538
      New stores..............................................           210            151          107            82           60
      Replacement stores......................................            29             20           20            14            4
      Closed stores...........................................             0              1            2             2            0
      Net new stores..........................................           210            150          105            80           60
Number of stores at end of year...............................         1,143            933          783           678          598
Total store square footage (000's)............................         7,480          5,949        4,839         4,043        3,458
Percentage increase in square footage.........................            26%            23%          20%           17%          14%
Percentage increase in comparable store net sales.............             6%             9%           9%           15%          12%
Average net sales per store (000's)...........................        $1,742         $1,758       $1,666        $1,570       $1,408
Average net sales per store square foot.......................          $269           $280         $274          $267         $246
Total employment..............................................        20,200         17,400       15,700        13,200       11,700
Gross profit -- percentage of sales...........................          41.5%          41.2%        39.8%         39.8%        39.9%
Operating profit -- percentage of sales.......................          12.6%          12.6%        11.5%         10.3%         9.7%
Net income -- percentage of sales.............................           7.7%           7.7%         7.1%          6.3%         5.4%
Debt-to-capital -- percentage.................................           1.9%           0.8%         1.1%          2.5%         3.4%
Inventory turnover............................................           2.9x           3.0x         3.2x          3.0x         2.6x
Return on average equity......................................            23%            25%          26%           26%          31%


                                                                              Fiscal Year Ended August
                                                                    --------------------------------------------------
                                                                      1990           1989         1988          1987
                                                                    --------------------------------------------------
Income Statement Data
Net sales.....................................................      $671,725       $535,843     $437,399      $354,205
Cost of sales, including warehouse and delivery expenses......       416,846        341,130      277,043       224,878
Operating, selling, general and administrative expenses.......       205,609        169,786      142,868       113,123
                                                                    --------------------------------------------------
Operating profit..............................................        49,270         24,927       17,488        16,204
Interest income (expense).....................................       (10,936)        (9,799)      (8,826)       (7,107)
                                                                    --------------------------------------------------
Income before income taxes....................................        38,334         15,128        8,662         9,097
Income taxes..................................................        14,840          6,200        3,770         4,980
                                                                    --------------------------------------------------
Net income....................................................      $ 23,494        $ 8,928      $ 4,892       $ 4,117
                                                                    --------------------------------------------------
Net income per share..........................................         $0.19          $0.07        $0.04         $0.03
                                                                    ==================================================
Average shares outstanding, including common stock equivalents       121,212        119,320      119,936       119,096

Balance Sheet Data
Current assets................................................      $191,736       $177,824     $137,098      $124,569
Working capital...............................................        26,803         35,831       35,226        26,760
Total assets..................................................       327,368        296,546      232,977       213,076
Current liabilities...........................................       164,933        141,993      101,872        97,809
Debt .........................................................        74,851         93,293       77,138        65,500
Stockholders' equity..........................................        80,356         54,592       45,608        40,795

Selected Operating Data
Number of stores at beginning of year.........................           504            440          396           313
      New stores..............................................            38             70           47            84
      Replacement stores......................................             7              7            1             0
      Closed stores...........................................             4              6            3             1
      Net new stores..........................................            34             64           44            83
Number of stores at end of year...............................           538            504          440           396
Total store square footage (000's)............................         3,031          2,758        2,318         2,029
Percentage increase in square footage.........................            10%            19%          14%          30%
Percentage increase in comparable store net sales.............            13%            10%           6%          10%
Average net sales per store (000's)...........................        $1,289         $1,135       $1,046          $999
Average net sales per store square foot.......................          $232           $211         $201          $198
Total employment..............................................         9,300          7,900        7,100         6,300
Gross profit -- percentage of sales...........................          37.9%          36.3%        36.6%         36.5%
Operating profit -- percentage of sales.......................           7.3%           4.6%         4.0%          4.6%
Net income -- percentage of sales.............................           3.5%           1.7%         1.1%          1.2%
Debt-to-capital -- percentage.................................          48.2%          63.1%        62.8%         61.6%
Inventory turnover............................................           2.4x           2.4x         2.3x          2.3x
Return on average equity......................................            35%            18%          11%           11%

                               QUARTERLY SUMMARY
                                  (Unaudited)

                                                                                                           Sixteen
                                                               Twelve Weeks Ended                        Weeks Ended
                                                  -------------------------------------------------------------------
                                                                  (in thousands, except per share data)
                                                  NOVEMBER 23,        FEBRUARY 15,       MAY 10,           AUGUST 30,
                                                     1996                1997             1997               1997
                                                  -------------------------------------------------------------------
Net sales....................................      $569,145             $538,012         $637,895           $946,388
Increase in comparable store sales...........             7%                  10%               7%                 8%
Gross profit.................................      $240,298             $226,956         $268,975           $395,915
Operating profit.............................        61,898               49,217           76,775            133,461
Income before income taxes...................        60,725               47,107           74,103            130,573
Net income...................................        37,975               29,407           46,103             81,523
Net income per share.........................          0.25                 0.19             0.30               0.53
Stock price range:
  High.......................................      $  30.63             $  27.50         $  26.13           $  29.50
  Low........................................      $  24.50             $  20.13         $  22.25           $  22.25

                                                                                                           Seventeen
                                                                                                          Weeks Ended
                                                  -------------------------------------------------------------------
                                                  NOVEMBER 18,         FEBRUARY 10,        MAY 4,          AUGUST 31,
                                                     1995                 1996             1996               1996
                                                  -------------------------------------------------------------------
Net sales....................................      $463,029             $425,838         $524,175           $829,591
Increase in comparable store sales...........             5%                   3%               8%                 7%
Gross profit.................................      $193,220             $176,033         $215,531           $350,211
Operating profit.............................        55,397               43,424           60,432            109,681
Income before income taxes...................        55,397               43,424           59,705            108,439
Net income...................................        34,797               27,324           37,605             67,439
Net income per share.........................          0.23                 0.18             0.25               0.44
Stock price range:
  High.......................................      $  29.63             $  30.13         $  37.50           $  37.13
  Low........................................      $  24.75             $  24.13         $  25.75           $  27.00

FINANCIAL REVIEW

Results of Operations

  The following table sets forth income statement data of AutoZone expressed as a percentage of net sales for the periods indicated:

                                              FISCAL YEAR ENDED
                                      ----------------------------------
                                      AUGUST 30,  AUGUST 31,  AUGUST 26,
                                        1997        1996        1995
                                      ----------------------------------
 Net sales                            100.0%        100.0%      100.0%

 Cost of sales, including warehouse
  and delivery expenses                58.0          58.3        58.5
                                      ----------------------------------
 Gross profit                          42.0          41.7        41.5
 Operating, selling, general
  and administrative expenses          30.1          29.7        28.9
                                      ----------------------------------
 Operating profit                      11.9          12.0        12.6
 Interest expense -- net                0.3           0.1
 Income taxes                           4.4           4.4         4.9
                                      ----------------------------------
 Net income                             7.2%          7.5%        7.7%
                                      ==================================

  FISCAL 1997 COMPARED TO FISCAL 1996

  Net sales for fiscal 1997 increased by $448.8 million or 20.0% over net sales for fiscal 1996. This increase was due to a comparable store net sales increase of 8% (which was primarily due to sales growth in the Company's newer stores and the added sales of the Company's commercial program) and an increase in net sales of $313.1 million for stores opened since the beginning of fiscal 1996, offset by net sales for the 53rd week of fiscal 1996. At August 30, 1997, the Company had 1,728 stores in operation, a net increase of 305 stores, or approximately 23% in new store square footage for the year.

  Gross profit for fiscal 1997 was $1,132.1 million, or 42.0% of net sales, compared with $935.0 million, or 41.7% of net sales, for fiscal 1996. The increase in gross profit percentage was due primarily to improved leveraging of warehouse and delivery expenses.

  Operating, selling, general and administrative expenses for fiscal 1997 increased by $144.7 million over such expenses for fiscal 1996 and increased as a percentage of net sales from 29.7% to 30.1%. The increase in the expense ratio was primarily due to operating costs of ALLDATA and to costs of the Company's commercial program.

  Net interest expense for fiscal 1997 was $8.8 million compared with $2.0 million for fiscal 1996. The increase in interest expense was primarily due to higher levels of borrowings.

  AutoZone's effective income tax rate was 37.6% of pre-tax income for fiscal 1997 and 37.4% for fiscal 1996.

  FISCAL 1996 COMPARED TO FISCAL 1995

  Net sales for fiscal 1996 increased by $434.5 million or 24.0% over net sales for fiscal 1995. This increase was due to a comparable store net sales increase of 6% (which was primarily due to sales growth in the Company's newer stores and added sales of the Company's commercial program), an increase in net sales of $275.1 million for stores opened since the beginning of fiscal 1995 and net sales for the fifty-third week of fiscal 1996. At August 31, 1996, the Company had 1,423 stores in operation, a net increase of 280 stores, or approximately 26% in new store square footage for the year.

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

  Net interest expense for fiscal 1996 was $2.0 million compared with interest income of $0.6 million for fiscal 1995. The increase in interest expense was primarily due to higher levels of borrowings.

  AutoZone's effective income tax rate was 37.4% of pre-tax income for fiscal 1996 and 39.2% for fiscal 1995. The decrease in the tax rate was primarily due to a reduction in state income taxes.

Liquidity and Capital Resources

  The Company's primary capital requirements have been the funding of its continued new store expansion program, the increase in distribution centers and inventory requirements. The Company has opened 1,050 net new stores and constructed four new distribution centers from the beginning of fiscal 1993 to August 30, 1997. The Company has financed this growth through a combination of internally generated funds and, to a lesser degree, borrowings. Net cash provided by operating activities was $177.5 million in fiscal 1997, $174.2 million in fiscal 1996 and $180.1 million in fiscal 1995.

  Capital expenditures were $297.5 million in fiscal 1997, $288.2 million in fiscal 1996, and $258.1 million in fiscal 1995. The Company opened 305 net new stores in fiscal 1997. Construction commitments totaled approximately $52 million at August 30, 1997.

  The Company's new store development program requires significant working capital, principally for inventories. Historically, the Company has negotiated extended payment terms from suppliers, minimizing the working capital required by its expansion. The Company believes that it will be able to continue financing much of its inventory growth by favorable payment terms from suppliers, but there can be no assurance that the Company will be successful in obtaining such terms.

  The Company anticipates that it will rely primarily on internally generated funds to support a majority of its capital expenditures and working capital requirements; the balance of such requirements will be funded through borrowings. The Company has an unsecured revolving credit agreement with several banks providing for borrowings up to $275 million. At August 30, 1997, the Company had available borrowings under these agreements of $76.6 million.

  At August 30, 1997, the Company had outstanding stock options to purchase 10,599,254 shares of Common Stock. Assuming all such options become vested and are exercised, such options would result in proceeds of $210.3 million to the Company. Such proceeds constitute an additional source for liquidity and capital resources for the Company. For fiscal 1997, proceeds from sales of stock under stock option and employee stock purchase plans were $14.6 million, including related tax benefits.

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

  Each of the first three quarters of AutoZone's fiscal year consists of twelve weeks and the fourth quarter consists of sixteen weeks (seventeen weeks in fiscal 1996). Because the fourth quarter contains the seasonally high sales volume and consists of sixteen weeks (seventeen weeks in fiscal 1996) compared to twelve weeks for each of the first three quarters, the Company's fourth quarter represents a disproportionate share of the annual net sales and net income. For fiscal 1997 and 1996, the fourth quarter represented 35.2% and 37.0%, respectively, of annual net sales and 41.8% and 40.3%, respectively, of net income.

Forward-Looking Statements

  Certain statements contained in the Financial Review and elsewhere in this annual report are forward-looking statements. These statements discuss, among other things, expected growth, future revenues and future performance. The forward-looking statements are subject to risks, uncertainties and assumptions including, but not limited to competitive pressures, demand for our products, the market for auto parts, the economy in general, inflation, consumer debt levels and the weather. Actual results may materially differ from anticipated results described in these forward-looking statements.

                       Consolidated Statements of Income




                                                                                     Year Ended
                                                                   --------------------------------------------------
                                                                   August 30,        August 31,            August 26,
                                                                      1997             1996                  1995
                                                                   (52 Weeks)        (53 Weeks)           (52 Weeks)
                                                                   --------------------------------------------------
                                                                         (in thousands, except per share data)
Net sales                                                          $2,691,440         $2,242,633          $1,808,131
Cost of sales, including warehouse and delivery expenses            1,559,296          1,307,638           1,057,033
Operating, selling, general and administrative expenses               810,793            666,061             523,440
---------------------------------------------------------------------------------------------------------------------
Operating profit                                                      321,351            268,934             227,658
Interest income (expense)  net                                         (8,843)            (1,969)                623
---------------------------------------------------------------------------------------------------------------------
   Income before income taxes                                         312,508            266,965             228,281
Income taxes                                                          117,500             99,800              89,500
---------------------------------------------------------------------------------------------------------------------
   Net income                                                      $  195,008         $  167,165          $  138,781
=====================================================================================================================
Net income per share                                                    $1.28              $1.11              $0 .93
=====================================================================================================================
Average shares outstanding, including common
   stock equivalents                                                  152,535            151,238             149,302
=====================================================================================================================

See Notes to Consolidated Financial Statements.

                          Consolidated Balance Sheets


                                                                                                    August 30,         August 31,
                                                                                                      1997               1996
                                                                                               -------------------------------------

                                                                                               (in thousands, except per share data)

Assets          Current assets:
                    Cash and cash equivalents                                                        $  4,668           $  3,904
                    Accounts receivable                                                                18,713             15,466
                    Merchandise inventories                                                           709,446            555,894
                    Prepaid expenses                                                                   20,987             19,225
                    Deferred income taxes                                                              24,988             18,608
                    ------------------------------------------------------------------------------------------------------------
                          Total current assets                                                        778,802            613,097
                Property and equipment:
                    Land                                                                              243,587            190,660
                    Buildings and improvements                                                        682,710            523,240
                    Equipment                                                                         267,536            248,275
                    Leasehold improvements and interests                                               45,667             36,708
                    Construction in progress                                                           97,411             62,283
                    ------------------------------------------------------------------------------------------------------------
                                                                                                    1,336,911          1,061,166
                    Less accumulated depreciation and amortization                                    255,783            198,292
                    ------------------------------------------------------------------------------------------------------------
                                                                                                    1,081,128            862,874
                Other assets:
                    Cost in excess of net assets acquired, net of accumulated amortization
                      of $8,084 in 1997 and $7,467 in 1996                                             16,570             17,187
                    Deferred income taxes                                                               4,339              2,938
                    Other assets                                                                        3,178              2,301
                    ------------------------------------------------------------------------------------------------------------
                                                                                                       24,087             22,426
                    ------------------------------------------------------------------------------------------------------------
                                                                                                   $1,884,017         $1,498,397
                    ============================================================================================================
Liabilities     Current liabilities:
and                 Accounts payable                                                               $  449,793         $  401,309
Stockholders'       Accrued expenses                                                                  122,580            104,909
Equity              Income taxes payable                                                               20,079             12,260
                    Short-term debt                                                                                       94,400
                    ------------------------------------------------------------------------------------------------------------
                        Total current liabilities                                                     592,452            612,878
                Long-term debt                                                                        198,400
                Other liabilities                                                                      17,957             19,937

                Commitments and contingencies (See notes G and I)
                Stockholders' equity:
                    Preferred Stock, authorized 1,000 shares; no shares issued
                    Common Stock, par value $.01 per share, authorized 200,000 shares;
                      issued and outstanding 151,313 shares in 1997 and 150,137 shares in 1996          1,513              1,501
                    Additional paid-in-capital                                                        249,853            235,247
                    Retained earnings                                                                 823,842            628,834
                    ------------------------------------------------------------------------------------------------------------
                                                                                                    1,075,208            865,582
                    ------------------------------------------------------------------------------------------------------------
                                                                                                   $1,884,017         $1,498,397
                    ============================================================================================================

See Notes to Consolidated Financial Statements.

                     Consolidated Statements of Cash Flows


                                                   Year Ended
                                      ------------------------------------
                                      August 30,   August 31,   August 26,
                                         1997         1996         1995
                                      (52 Weeks)   (53 Weeks)   (52 Weeks)
                                      ------------------------------------
                                                 (in thousands)
Cash flows from operating
 activities:
   Net income                          $ 195,008    $ 167,165    $ 138,781
   Adjustments to reconcile net
    income to net cash provided by
    operating activities:
      Depreciation and amortization
       of property and equipment          77,163       62,919       47,733
      Amortization of intangible
       and other assets                      658          622          616
      Deferred income tax expense
       (benefit)                          (7,781)       6,082       (7,240)
      Net loss (gain) on disposals
       of property and equipment             (16)        (735)         832
      Net increase in accounts
       receivable and prepaid
       expenses                           (5,009)      (7,564)      (6,091)
      Net increase in merchandise
       inventories                      (153,552)    (158,673)     (61,687)
      Net increase in accounts
       payable and accrued expenses       66,155       94,916       64,666
      Net increase in income taxes
       payable                             7,819        6,493          578
      Net change in other assets
       and liabilities                    (2,898)       2,930        1,880
      ---------------------------------------------------------------------
         Net cash provided by
          operating activities           177,547      174,155      180,068

Cash flows from investing
 activities:
   Capital expenditures                 (297,467)    (288,182)    (258,060)
   Proceeds from disposals of
    property and equipment                 2,066        8,680        1,364
   ------------------------------------------------------------------------
         Net cash used in investing
          activities                    (295,401)    (279,502)    (256,696)

Cash flows from financing
 activities:
   Repayment of long-term debt                         (4,003)        (249)
   Net borrowings under debt
    agreements                           104,000       84,900        9,500
   Net proceeds from sale of Common
    Stock, including related tax
    benefit                               14,618       17,699       17,552
   ------------------------------------------------------------------------
         Net cash provided by
          financing activities           118,618       98,596       26,803
   ------------------------------------------------------------------------

Net increase (decrease) in cash and
 cash equivalents                            764       (6,751)     (49,825)
Cash and cash equivalents at
 beginning of year                         3,904        6,411       56,236
Beginning cash balance of pooled
 entity                                                 4,244
---------------------------------------------------------------------------
Cash and cash equivalents at end of
 year                                  $   4,668    $   3,904    $   6,411
---------------------------------------------------------------------------

Supplemental cash flow information:
   Interest paid, net of interest
    cost capitalized                   $   8,779    $   1,971    $     160
   Income taxes paid                   $ 109,681    $  69,791    $  81,862


See Notes to Consolidated Financial Statements.

                Consolidated Statements of Stockholders' Equity


                                                                                            Additional
                                                                                    Common   Paid-in      Retained
                                                                                    Stock    Capital      Earnings     Total
                                                                                    -------------------------------------------
                                                                                                 (in thousands)
Balance at August 27, 1994                                                          $1,454    $179,090    $347,833   $  528,377
Net income                                                                                                 138,781      138,781
Sale of 1,635 shares of Common Stock under stock option and stock purchase plans        17       5,335                    5,352
Tax benefit of exercise of stock options                                                        12,200                   12,200
                                                                                    -------------------------------------------
Balance at August 26, 1995                                                           1,471     196,625     486,614      684,710
Net income                                                                                                 167,165      167,165
Equity of pooled entity (issued 1,697 shares)                                           17      20,936     (24,945)      (3,992)
Sale of 1,386 shares of Common Stock under stock option and stock purchase plans        13       6,836                    6,849
Tax benefit of exercise of stock options                                                        10,850                   10,850
                                                                                    -------------------------------------------
Balance at August 31, 1996                                                           1,501     235,247     628,834      865,582
Net income                                                                                                 195,008      195,008
Sale of 1,176 shares of Common Stock under stock option and stock purchase plans        12       7,676                    7,688
Tax benefit of exercise of stock options                                                         6,930                    6,930
                                                                                    -------------------------------------------
Balance at August 30, 1997                                                          $1,513    $249,853    $823,842   $1,075,208
                                                                                    ===========================================



See Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements

Note A -- Significant Accounting Policies

    Business: The Company is a specialty retailer of automotive parts and accessories. At the end of fiscal 1997, the Company operated 1,728 stores in 32 states.

    Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August.

    Basis of Presentation: The consolidated financial statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries (the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

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

    Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense, net of vendor rebates, was approximately $24,622,000, $23,129,000 and $18,531,000 in fiscal 1997, 1996 and 1995, respectively.

    Warranty Costs: The Company provides the retail consumer with a warranty on certain products. Estimated warranty obligations are provided at the time of sale of the product.

    Financial Instruments: The Company has certain financial instruments which include cash, accounts receivable, accounts payable and debt. The carrying amounts of these financial instruments approximate fair value because of their short maturities or variable interest rates.

    Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    Cash Equivalents: Cash equivalents consist of investments with maturities of 90 days or less at the date of purchase.

    Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    Net Income Per Share: Net income per share of common stock is computed using the weighted average number of shares of common stock outstanding during each period, including common stock equivalents, consisting of stock options calculated using the treasury stock method, when dilutive.

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." SFAS No. 128 requires dual presentation of basic earnings per share (EPS) and diluted EPS on the face of all statements of earnings issued after December 15, 1997. Basic EPS is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options. Assuming the Company had adopted the provisions of SFAS No. 128, EPS as reported and pro forma for the last three fiscal years would be as follows 1997 -- as reported: $1.28, basic: $1.29, 1996 -- as reported: $1.11, basic: $1.13; 1995 -- as reported: $0.93, basic: $0.95. The
Company's reported EPS calculations are the same as pro forma diluted EPS.

    Impairment of Long-Lived Assets: In fiscal 1997 the Company adopted SFAS
No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Also, in general, long-lived assets and certain identifiable intangibles to be disposed of should be reported at the lower of carrying amount or fair value less cost to sell. This pronouncement did not have a material effect on the Company's financial position or results of operations.

Note B -- Accrued Expenses

    Accrued expenses consist of the following:

                                       August 30,  August 31,
                                          1997        1996
                                       ----------------------
                                           (in thousands)

        Medical and casualty
          insurance claims               $ 35,121    $ 33,800
        Accrued compensation
          and related payroll taxes        26,481      18,490
        Property and sales taxes           27,161      21,485
        Other                              33,817      31,134
                                       ----------------------
                                         $122,580    $104,909
                                       ----------------------

Note C -- Income Taxes

    At August 30, 1997, the Company has net operating loss carryforwards (NOLs) of approximately $13.3 million that expire in years 2000 through 2009. These carryforwards resulted from the Company's acquisition of ALLDATA Corporation (ALLDATA) during fiscal 1996. The use of the NOLs is limited to future taxable earnings of ALLDATA and is subject to annual limitations. A valuation allowance of $5,247,000 and $5,573,000 in fiscal 1997 and 1996, respectively, has been recognized to offset the deferred tax assets related to those carryforwards. If realized, the tax benefit for those NOLs will reduce income tax expense.

    The provision for income taxes consists of the following:

                                                      Year Ended
                                         -------------------------------------
                                         August 30,   August 31,    August 26,
                                            1997         1996          1995
                                         -------------------------------------
                                                     (in thousands)
      Current:
       Federal                            $114,113       $86,469      $81,460
       State                                11,168         7,249       15,280
                                         -------------------------------------
                                           125,281        93,718       96,740

      Deferred:
       Federal                              (6,427)        5,531       (6,160)
       State                                (1,354)          551       (1,080)
                                         -------------------------------------
                                            (7,781)        6,082       (7,240)
                                         -------------------------------------
                                           $117,500      $99,800      $89,500
                                         =====================================


Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                  August 30,    August 31,
                                                     1997          1996
                                                  ------------------------
                                                      (in thousands)
 Deferred tax assets:
   Insurance reserves                               $12,078      $11,282
   Unearned income                                    5,620        6,296
   Net operating loss carryforwards                   5,247        5,573
   Property and equipment                             1,901
   Other                                              9,728        5,767
                                                  ------------------------
                                                     34,574       28,918
   Less valuation allowance                           5,247        5,573
                                                  ------------------------
                                                     29,327       23,345
 Deferred tax liabilities:
   Property and equipment                                          1,799
                                                  ------------------------
 Net deferred tax assets                            $29,327      $21,546

    A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

                                                      Year Ended
                                          ----------------------------------
                                          August 30,  August 31,  August 26,
                                             1997        1996        1995
                                          ----------------------------------
                                                    (in thousands)
        Expected tax at statutory rate     $109,378      $93,438    $79,898
        State income taxes, net               6,379        5,070      9,230
        Other                                 1,743        1,292        372
                                          ----------------------------------
                                           $117,500      $99,800    $89,500
                                          ==================================

Note D -- Financing Arrangements

    During December 1996, the Company executed an agreement with a group of banks for a $275 million five-year unsecured revolving credit facility to replace the existing revolving credit agreements. The rate of interest payable under the agreement is a function of the London Interbank Offered Rate (LIBOR), or the lending bank's base rate (as defined in the agreement), or a competitive bid rate, at the option of the Company. At August 30, 1997, the Company's borrowings under this agreement were $198.4 million and the weighted average interest rate was 5.79%. At August 31, 1996, revolving credit borrowings were $94.4 million and the weighted average interest rate was 5.67%. The unsecured revolving credit agreement contains a covenant limiting the amount of debt the Company may incur relative to its total capitalization. Based on the term of the Company's new five-year credit facility, amounts outstanding under the revolving credit facility have been classified as long-term.

    On March 27, 1997, the Company executed a negotiated rate unsecured revolving credit agreement totaling $25 million which extends until March 26, 1998. There were no amounts outstanding under this agreement as of August 30, 1997.

    Interest costs of $2,119,000 in fiscal 1997, $2,416,000 in fiscal 1996, and $981,000 in fiscal 1995 were capitalized.

Note E -- Equity

  The Company has granted options to purchase common stock to certain employees under various plans at prices equal to the market value of the stock on the dates the options were granted. Options are generally exercisable over a three to seven year period, and generally expire in 10 years. A summary of outstanding stock options is as follows:


                                                           Wtd. Avg.            Number
                                                         Exercise Price        of Shares
                                                       ---------------------------------
  Outstanding August 26, 1995                                $14.77            9,503,981
     Assumed                                                   4.46              221,841
     Granted                                                  28.50            1,621,395
     Exercised                                                 4.55           (1,332,588)
     Canceled                                                 24.38             (254,873)
                                                       ---------------------------------
  Outstanding August 31, 1996                                 17.96            9,759,756
     Granted                                                  22.69            2,707,370
     Exercised                                                 4.93           (1,032,989)
     Canceled                                                 25.54             (834,883)
                                                       ---------------------------------
  Outstanding August 30, 1997                                $19.84           10,599,254
                                                       =================================


  The following table summarizes information about stock options outstanding at August 30, 1997:


                                                      Options Outstanding                   Options Exercisable
                                                   ----------------------------------------------------------------
                                                   Wtd. Avg.        Wtd. Avg.                             Wtd. Avg.
Range of Exercise              No. of              Exercise        Contractual           No. of           Exercise
      Price                    Options               Price       Life (in years)         Options           Price
-------------------------------------------------------------------------------------------------------------------
  $1.00 -- 20.13              4,163,226             $10.15            5.13              2,619,363          $4.99
  22.69 -- 25.25              4,069,178              24.89            7.49
  25.75 -- 35.13              2,366,850              28.19            8.40
-------------------------------------------------------------------------------------------------------------------
  $1.00 -- 35.13             10,599,254             $19.84            6.77              2,619,363          $4.99
===================================================================================================================


  Options to purchase 2,619,363 shares at August 30, 1997, and 2,901,140 shares at August 31, 1996, were exercisable. Shares reserved for future grants were 4,199,055 shares at August 30, 1997, and 725,363 at August 31, 1996.

  The Company adopted the disclosure requirement of SFAS No. 123, "Accounting for Stock-Based Compensation," issued in October 1995. In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly no compensation expense for stock options has been recognized. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date prescribed in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The effects of applying SFAS No. 123 and the results obtained through the use of the Black-Scholes option pricing model in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal 1996. Additional awards in future years are anticipated.


  Net Income                               1997          1996
                                        -----------------------

      ($000)          As reported        $195,008      $167,165
                       Pro forma         $191,118      $165,992
    Earnings
   per share          As reported           $1.28         $1.11
                       Pro forma            $1.26         $1.10



  The weighted-average fair value of the stock options granted during fiscal 1997 and 1996 was $9.26 and $12.25, respectively. The fair value of each option is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1997 and 1996: expected price volatility of .34; risk-free interest rates ranging from
5.7 to 5.98 percent; and expected lives between 3.75 and 7.75 years.

  The Company also has an employee stock purchase plan under which all eligible employees may purchase Common Stock at no less than 85% of fair market value (determined quarterly) through regular payroll deductions. Annual purchases are limited to $4,000 per employee. Under the plan, 308,141 shares were sold in fiscal 1997 and 226,541 shares were sold in fiscal 1996, including 168,362 and 173,572 shares, respectively, purchased by the Company for sale under the plan. No shares of Common Stock are reserved for future issuance under this plan.

Note F -- Pension Plan

  Substantially all full-time employees are covered by a defined benefit pension plan. The benefits are based on years of service and the employee's highest consecutive five-year average compensation.

  The Company's funding policy is to make annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974.

  The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements (in thousands):


                                                                         August 30,   August 31,
                                                                            1997         1996
                                                                       -------------------------
Actuarial present value of accumulated benefit
 obligation, including vested benefits of
 $22,005 in 1997 and $17,225 in 1996                                      $26,886      $20,400
                                                                       =========================
Projected benefit obligation
 for service rendered to date                                             $42,687      $31,533

Less plan assets at fair value, primarily stocks
 and cash equivalents                                                      39,598       27,367
                                                                       -------------------------
Projected benefit obligation in excess
 of plan assets                                                             3,089        4,166
Unrecognized prior service cost                                              (289)        (427)
Unrecognized net loss from past experience
 different from that assumed and effects of
 changes in assumptions                                                    (3,721)      (3,470)
Unrecognized net asset                                                        118          268
                                                                       -------------------------
Accrued (prepaid) pension cost                                              $(803)        $537
                                                                       =========================
 Net pension cost included the following components (in thousands):



                                                                                       Year Ended
                                                                         -------------------------------------
                                                                          August 30,   August 31,   August 26,
                                                                             1997         1996         1995
                                                                         -------------------------------------
Service cost of benefits earned
 during the year                                                            $6,034       $4,580       $3,536
Interest cost on projected benefit
 obligation                                                                  2,496        1,748        1,367
Actual return on plan assets                                                (5,616)      (3,677)      (1,289)
Net amortization and deferral                                                2,820        2,518          481
                                                                         -------------------------------------
Net periodic pension cost                                                   $5,734       $5,169       $4,095
                                                                         =====================================


  The actuarial present value of the projected benefit obligation was determined using weighted-average discount rates of 7.94% and 7.93% at August 30, 1997 and August 31, 1996, respectively, and assumed increases in future compensation levels of 6%. The expected long-term rate of return on plan assets was 9.5%, 7% and 7% at August 30, 1997, August 31, 1996 and August 26, 1995, respectively. Prior service cost is amortized over the estimated average remaining service lives of the plan participants, and the unrecognized net experience gain or loss is amortized over five years.

Note G -- Leases

  A portion of the Company's retail stores and certain equipment are leased. Most of these leases include renewal options and some include options to purchase and provisions for percentage rent based on sales.

  Rental expense was $39,078,000 for fiscal 1997, $30,626,000 for fiscal 1996 and $26,460,000 for fiscal 1995. Percentage rentals were insignificant.

  Minimum annual rental commitments under non-cancelable operating leases are as follows (in thousands):


                             Year              Amount
                             ------------------------

                             1998             $35,096
                             1999              31,760
                             2000              29,164
                             2001              24,861
                             2002              15,097
                             Thereafter        66,716
                             ------------------------
                                             $202,694
                             ========================



Note H -- Related Party Transactions

  Management fees of $272,000 for fiscal 1996 and $371,000 for fiscal 1995 were paid to KKR Associates (KKR), which directly and through several limited partnerships, of which it is a general partner, owned approximately 13% of the Company's outstanding Common Stock at August 30, 1997 and August 31, 1996. There were no management fees paid to KKR during fiscal 1997.

Note I -- Commitments and Contingencies

  Construction commitments, primarily for new stores, totaled approximately $52 million at August 30, 1997.

  The Company is a party to various claims and lawsuits arising in the normal course of business which, in the opinion of management, are not, singularly or in aggregate, material to the Company's financial position or results of operations.

  The Company is self-insured for workers` compensation, automobile, general and product liability losses. The Company is also self-insured for health care claims for eligible active employees. The Company maintains certain levels of stop loss coverage for each self-insured plan. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

Note J -- Business Combination

  On March 29, 1996, ALLDATA became a wholly owned subsidiary of AutoZone in a stock-for-stock merger, accounted for as a pooling of interests. Under the terms of the merger agreement, AutoZone issued approximately 1.7 million shares of Common Stock and stock options covering approximately 200,000 shares of Common Stock. Financial information of ALLDATA has been included in the results of operations from the date of acquisition. Financial statements for periods prior to the date of combination have not been restated as the effect is not material to the Company's financial condition and results of operations. The assets and liabilities of ALLDATA were approximately $17.4 million and $21.4 million, respectively, at the date of combination.

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



/s/ Robert J. Hunt
Robert J. Hunt
Executive Vice President - Finance
Chief Financial Officer
Customer Satisfaction


Corporate Information

Transfer Agent and Registrar                  Auditors
First Chicago Trust Company of New York       Ernst & Young LLP
P.O. Box 2500                                 Memphis, Tennessee
Jersey City, New Jersey 07303-2500
(800) 756-8200                                Store Support Center
(201) 324-0498                                123 South Front Street
                                              Memphis, Tennessee 38103-3607
Stock Exchange Listing                        (901) 495-6500
New York Stock Exchange
Ticker Symbol: AZO                            AutoZone Web Site
                                              http://www.autozone.com


Report of Independent Auditors

Stockholders
AutoZone, Inc.

     We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 30, 1997 and August 31, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. at August 30, 1997 and August 31, 1996, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended August 30, 1997 in conformity with generally accepted accounting principles.


                                                           /s/ Ernst & Young LLP

Memphis, Tennessee
September 19, 1997



Annual Meeting

The Annual Meeting of Stockholders of AutoZone will be held at 10:00 a.m. on December 18, 1997, at AutoZone's store support center, 123 South Front Street, Memphis, Tennessee.

SEC Form 10-K/Quarterly Reports

AutoZone does not produce quarterly reports because the information is not timely and is costly to distribute. Stockholders may obtain free of charge a copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission or our quarterly press releases by writing to Stockholder Relations, P.O. Box 2198, Memphis, Tennessee 38101.

Copies of all documents filed by the company with the Securities and Exchange Commission, including Form 10-K and Form 10-Q, are also available at the SEC's EDGAR server at http://www.sec.gov.

Stockholders of Record

As of September 30, 1997, there were 3,330 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listings.

OFFICERS                               SENIOR VICE PRESIDENTS
                                       CUSTOMER SATISFACTION
Johnston C. Adams Jr.
Chairman and CEO                       Gerald E. Colley
Customer Satisfaction                  Stores

Timothy D. Vargo                       Harry L. Goldsmith
President and COO                      General Counsel
Customer Satisfaction                  and Secretary

                                       Anthony D. Rose Jr.
                                       Advertising

                                       Stephen W. Valentine
                                       Chief Information Officer
                                       Systems Technology
                                       & Support

                                       David J. Wilhite
                                       Merchandising
EXECUTIVE VICE PRESIDENTS
CUSTOMER SATISFACTION

Lawrence E. Evans
Store Development

Robert J. Hunt
Chief Financial Officer

Shawn P. McGhee
Merchandising



VICE PRESIDENTS
CUSTOMER SATISFACTION

Richard F. Adams Jr.                   Mark D. Hamm
Merchandising Analysis                 Systems Technology
& Support                              & Support

Michael B. Baird                       Phillip J. Jackson
Stores                                 Distribution

David W. Barczak                       Michael E. Longo
Real Estate                            Distribution

Jon A. Bascom                          William R. McCawley Jr.
Systems Technology                     Stores
& Support
                                       Steven R. McClanahan
B. Craig Blackwell                     Stores
Stores
                                       Grantland E. McGee Jr.
Francis C. Brown III                   Stores
Human Resources
                                       John Minervini
Michael E. Butterick                   Business Development
Controller
                                       David W. Nichols
William L. Cone                        Stores
Loss Prevention
                                       Robert F. Osswald
Brett D. Easley                        AutoZoner Development
Merchandising Systems                  & Training

Tara C. Elliot                         William C. Rhodes
Treasurer                              Operations Analysis
                                       & Support
William D. Gilmore
Store Design & Construction            Richard C. Smith
                                       Stores
Frank B. Goodman
Business Planning                      Dennis P. Tolivar Sr.
& Analysis                             Stores

Clifford E. Green
Merchandising


OTHER CORPORATE OFFICERS
CUSTOMER SATISFACTION

Emma Jo Kauffman
Assistant Treasurer

Donald R. Rawlins
Assistant Secretary


BOARD OF DIRECTORS

Johnston C. Adams Jr.                  John E. Moll(1)
Chairman and CEO                       Retired President
Customer Satisfaction                  The Fleming Companies, Inc.

Timothy D. Vargo                       George R. Roberts
President and COO                      Member
Customer Satisfaction                  Kohlberg Kravis Roberts
                                       & Co. LLC
James F. Keegan(1*, 2)
Chairman                               Andrew M. Clarkson (3*)
Staff Line, Inc.                       Chairman
                                       Finance Committee
Michael W. Michelson(3)                Customer Satisfaction
Member
Kohlberg Kravis Roberts                Dr. N. Gerry House(2)
& Co. LLC                              Superintendent
                                       Memphis City Schools
Robert J. Hunt
Executive Vice President               Ronald A. Terry(1, 2*)
and CFO                                Retired Chairman
Customer Satisfaction                  First Tennessee
                                       National Corporation
Joseph R. Hyde III
Former Chairman and CEO
Customer Satisfaction


(1) Audit Committee
(2) Compensation Committee
(3) Finance Committee
(*) Committee Chairman

[PHOTO OF PITT HYDE APPEARS HERE]

Pitt Hyde was convinced that the lessons of value and customer service he'd learned in the grocery business could be applied to the automotive aftermarket with great results. Eighteen years later, there's little question he was right.

          As chairman and CEO of AutoZone, Pitt guided the company he founded to be the leading auto parts chain in the country. He started by establishing a strong culture that revolved around the people on both sides of the parts counter. For our customers, his vision was to make AutoZone the best customer service provider in the business. For AutoZoners, Pitt wanted them to know what it was like to be part of a winning team and to understand how their efforts contributed to AutoZone's growth.

          Creating this culture wasn't easy, but seeing the impact it's had on AutoZone's success is. Today, there are more than 28,000 AutoZoners carrying the culture forward -- a testament to Pitt's ability to spread his ideas throughout the organization.

[PHOTO OF PLAQUE STATING:

J.R. HYDE III
STORE SUPPORT CENTER
DEDICATED TO PITT HYDE,
THE FOUNDER OF AUTOZONE,
WHOSE PASSION FOR CUSTOMER SATISFACTION
IS AN INSPIRATION TO AUTOZONERS EVERYWHERE.
MAY 8, 1997

APPEARS HERE]


          The relentless pursuit of the ultimate customer service experience is a passion that lives on at AutoZone. He's taught us well. Pitt retired as chairman in March. In his honor at a companywide meeting of store managers in May, we renamed our headquarters building -- the J. R. Hyde III Store Support Center. Yet, the biggest tribute we can pay him is to continue to find new ways to amaze our customers.

                            [PHOTO OF MAN CHECKING TRUCK ENGINE APPEARS HERE]




[AUTOZONE(R) LOGO APPEARS HERE]