Form 10-K405/A, Exhibit 13
period 1999-08-28
AUTOZONE INC
filed 2002-03-04
CIK 866787

The following pages are excerpted from AutoZone, Inc.'s Annual Report to Stockholders for the year ended August 28, 1999.


                  Ten-Year Review
                  (in thousands, except per share data and selected operating data)

                                                                              5-Year        10-Year
                                                                             Compound      Compound      Fiscal Year Ended August
                                                                              Growth        Growth         1999          1998
                                                                                                       ----------------------------

Income             Net sales..............................................     22%           23%       $4,116,392     $3,242,922
Statement          Cost of sales, including warehouse and
Data                  delivery expenses...................................                              2,384,970      1,889,847
                   Operating, selling, general and
                      administrative expenses.............................                              1,298,327        970,768
                                                                                                       ----------------------------

                   Operating profit.......................................     18%           33%          433,095        382,307
                   Interest income (expense) - net........................                                (45,312)       (18,204)
                                                                                                       ----------------------------

                   Income before income taxes.............................     15%           38%          387,783        364,103
                   Income taxes...........................................                                143,000        136,200
                                                                                                       ----------------------------

                   Net income.............................................     16%           39%       $  244,783     $  227,903
                                                                                                       ============================

                   Diluted earnings per share.............................     16%           37%            $1.63          $1.48
                                                                                                       ============================

                   Adjusted weighted average shares for
                      diluted earnings per share..........................                                150,257        154,070

Balance Sheet      Current assets.........................................                             $1,225,084     $1,117,090
Data               Working capital........................................                                224,530        257,261
                   Total assets...........................................                              3,284,767      2,748,113
                   Current liabilities....................................                              1,000,554        859,829
                   Debt...................................................                                888,340        545,067
                   Stockholders' equity...................................                              1,323,801      1,302,057

Selected           Number of domestic auto parts stores
Operating Data        at beginning of year................................                                  2,657          1,728
                        New stores........................................                                    245            952
                        Replacement stores................................                                     59             12
                        Closed stores.....................................                                    191             23
                        Net new stores....................................                                     54            929
                   Number of domestic auto parts stores at end of year....                                  2,711          2,657
                   Total domestic auto parts store square footage (000's).                                 17,405         16,499
                   Percentage increase in domestic auto parts store
                      square footage......................................                                      5%            42%
                   Percentage increase in domestic auto parts
                      comparable store net sales..........................                                      4%             2%
                   Average net sales per domestic auto parts store (000's)                                 $1,465         $1,568
                   Average net sales per domestic auto parts store
                      square foot.........................................                                   $232           $238
                   Total employment.......................................                                 40,483         38,526
                   Gross profit - percentage of sales.....................                                   42.1%          41.7%
                   Operating profit - percentage of sales.................                                   10.5%          11.8%
                   Net income - percentage of sales.......................                                    5.9%           7.0%
                   Debt-to-capital - percentage...........................                                   40.2%          29.5%
                   Inventory turnover.....................................                                    2.3x           2.3x
                   Return on average equity...............................                                     19%            19%

    *53 weeks. Comparable store sales, average net sales per store and average net sales per store square foot for fiscal year 1996 and 1991 have been adjusted to exclude net sales for the 53rd week.

                                                                                                  Fiscal Year Ended August
                                                                                              1997          1996*          1995
                                                                                          ------------------------------------------

Income             Net sales...........................................................   $2,691,440     $2,242,633     $1,808,131
Statement Data     Cost of sales, including warehouse and delivery expenses............    1,559,296      1,307,638      1,057,033
                   Operating, selling, general and administrative expenses.............      810,793        666,061        523,440
                                                                                          ------------------------------------------

                   Operating profit....................................................      321,351        268,934        227,658
                   Interest income (expense) - net.....................................       (8,843)        (1,969)           623
                                                                                          ------------------------------------------

                   Income before income taxes..........................................      312,508        266,965        228,281
                   Income taxes........................................................      117,500         99,800         89,500
                                                                                          ------------------------------------------

                   Net income..........................................................    $ 195,008    $   167,165    $   138,781
                                                                                          ==========================================

                   Diluted earnings per share..........................................        $1.28          $1.11          $0.93
                                                                                          ==========================================

                   Adjusted weighted average shares for diluted earnings per share.....      152,535        151,238        149,302

Balance Sheet      Current assets......................................................    $ 778,802      $ 613,097     $  447,822
Data               Working capital.....................................................      186,350            219         30,273
                   Total assets........................................................    1,884,017      1,498,397      1,111,778
                   Current liabilities.................................................      592,452        612,878        417,549
                   Debt................................................................      198,400         94,400         13,503
                   Stockholders' equity................................................    1,075,208        865,582        684,710

Selected           Number of domestic auto parts stores at beginning of year...........        1,423          1,143            933
Operating Data          New stores.....................................................          308            280            210
                        Replacement stores.............................................           17             31             29
                        Closed stores..................................................            3              0              0
                        Net new stores.................................................          305            280            210
                   Number of domestic auto parts stores at end of year.................        1,728          1,423          1,143
                   Total domestic auto parts store square footage (000's)..............       11,611          9,437          7,480
                   Percentage increase in domestic auto parts store square footage.....           23%            26%            26%
                   Percentage increase in domestic auto parts comparable
                        store net sales................................................            8%             6%             6%
                   Average net sales per domestic auto parts store (000's).............       $1,691         $1,702         $1,742
                   Average net sales per domestic auto parts store square foot.........         $253           $258           $269
                   Total employment....................................................       28,700         26,800         20,200
                   Gross profit - percentage of sales..................................         42.0%          41.7%          41.5%
                   Operating profit - percentage of sales..............................         11.9%          12.0%          12.6%
                   Net income - percentage of sales....................................          7.2%           7.5%           7.7%
                   Debt-to-capital - percentage........................................         15.6%           9.8%           1.9%
                   Inventory turnover..................................................          2.5x           2.7x           2.9x
                   Return on average equity............................................           20%            22%            23%


                                                                                                   Fiscal Year Ended August
                                                                                              1994          1993           1992
                                                                                          ------------------------------------------

Income             Net sales...........................................................   $1,508,029     $1,216,793     $1,002,327
Statement Data     Cost of sales, including warehouse and delivery expenses............      886,068        731,971        602,956
                   Operating, selling, general and administrative expenses.............      431,219        344,060        295,701
                                                                                          ------------------------------------------

                   Operating profit....................................................      190,742        140,762        103,670
                   Interest income (expense) - net.....................................        2,244          2,473            818
                                                                                          ------------------------------------------

                   Income before income taxes..........................................      192,986        143,235        104,488
                   Income taxes........................................................       76,600         56,300         41,200
                                                                                          ------------------------------------------

                   Net income..........................................................   $  116,386      $  86,935      $  63,288
                                                                                          ==========================================

                   Diluted earnings per share..........................................        $0.78          $0.59          $0.43
                                                                                          ==========================================

                   Adjusted weighted average shares for diluted earnings per share.....      148,726        147,608        145,940

Balance Sheet      Current assets......................................................    $ 424,402      $ 378,467     $  279,350
Data               Working capital.....................................................       85,373         92,331         72,270
                   Total assets........................................................      882,102        696,547        501,048
                   Current liabilities.................................................      339,029        286,136        207,080
                   Debt................................................................        4,252          4,458          7,057
                   Stockholders' equity................................................      528,377        396,613        278,120

Selected           Number of domestic auto parts stores at beginning of year...........          783            678            598
Operating Data          New stores.....................................................          151            107             82
                        Replacement stores.............................................           20             20             14
                        Closed stores..................................................            1              2              2
                        Net new stores.................................................          150            105             80
                   Number of domestic auto parts stores at end of year.................          933            783            678
                   Total domestic auto parts store square footage (000's)..............        5,949          4,839          4,043
                   Percentage increase in domestic auto parts store square footage.....           23%            20%            17%
                   Percentage increase in domestic auto parts comparable store
                        net sales......................................................            9%             9%            15%
                   Average net sales per domestic auto parts store (000's).............       $1,758         $1,666         $1,570
                   Average net sales per domestic auto parts store square foot.........         $280           $274           $267
                   Total employment....................................................       17,400         15,700         13,200
                   Gross profit - percentage of sales..................................         41.2%          39.8%          39.8%
                   Operating profit - percentage of sales..............................         12.6%          11.5%          10.3%
                   Net income - percentage of sales....................................          7.7%           7.1%           6.3%
                   Debt-to-capital - percentage........................................          0.8%           1.1%           2.5%
                   Inventory turnover..................................................          3.0x           3.2x           3.0x
                   Return on average equity............................................           25%            26%            26%


                                                                                                  Fiscal Year Ended August
                                                                                              1991*         1990           1989
Income             Net sales...........................................................     $817,962   $  671,725      $  535,843
Statement Data     Cost of sales, including warehouse and delivery expenses............      491,261      416,846         341,130
                   Operating, selling, general and administrative expenses.............      247,355      205,609         169,786
                                                                                          ------------------------------------------

                   Operating profit....................................................       79,346       49,270          24,927
                   Interest income (expense) - net.....................................       (7,295)     (10,936)         (9,799)
                                                                                          ------------------------------------------

                   Income before income taxes..........................................       72,051       38,334          15,128
                   Income taxes........................................................       27,900       14,840           6,200
                                                                                          ------------------------------------------

                   Net income..........................................................     $ 44,151     $ 23,494     $     8,928
                                                                                          ==========================================

                   Diluted earnings per share..........................................        $0.33        $0.19           $0.07
                                                                                          ==========================================

                   Adjusted weighted average shares for diluted earnings per share.....      134,656      121,212         119,320

Balance Sheet      Current assets......................................................    $ 233,439   $  191,736       $ 177,824
Data               Working capital.....................................................       55,807       26,803          35,831
                   Total assets........................................................      397,776      327,368         296,546
                   Current liabilities.................................................      177,632      164,933         141,993
                   Debt................................................................        7,246       74,851          93,293
                   Stockholders' equity................................................      204,628       80,356          54,592

Selected           Number of domestic auto parts stores at beginning of year...........          538          504             440
Operating Data          New stores.....................................................           60           38              70
                        Replacement stores.............................................            4            7               7
                        Closed stores..................................................            0            4               6
                        Net new stores.................................................           60           34              64
                   Number of domestic auto parts stores at end of year.................          598          538             504
                   Total domestic auto parts store square footage (000's)..............        3,458        3,031           2,758
                   Percentage increase in domestic auto parts store square footage.....           14%          10%             19%
                   Percentage increase in domestic auto parts comparable
                        store net sales................................................           12%          13%             10%
                   Average net sales per domestic auto parts store (000's).............       $1,408       $1,289          $1,135
                   Average net sales per domestic auto parts store square foot.........         $246         $232            $211
                   Total employment....................................................       11,700        9,300           7,900
                   Gross profit - percentage of sales..................................         39.9%        37.9%           36.3%
                   Operating profit - percentage of sales..............................          9.7%         7.3%            4.6%
                   Net income - percentage of sales....................................          5.4%         3.5%            1.7%
                   Debt-to-capital - percentage........................................          3.4%        48.2%           63.1%
                   Inventory turnover..................................................          2.6x         2.4x            2.4x
                   Return on average equity............................................           31%          35%             18%

                                Quarterly Summary
                                   (Unaudited)

                                                                                                               Sixteen
                                                                        Twelve Weeks Ended                   Weeks Ended
                                                             -----------------------------------------------------------
                                                                        (in thousands, except per share data)
                                                             November 21,   February 13,        May 8,       August 28,
                                                                 1998           1999             1999           1999
                                                             -----------------------------------------------------------
Net sales...........................................         $  900,949      $  852,538      $  970,236   $   1,392,669
Increase in comparable store sales..................                  3%              8%              3%              2%
Gross profit........................................         $  376,482      $  353,493      $  408,933   $     592,514
Operating profit....................................             89,815          67,273         104,312         171,695
Income before income taxes..........................             81,300          57,039          93,135         156,309
Net income..........................................             51,300          36,039          58,735          98,709
Basic earnings per share............................               0.34            0.24            0.39            0.67
Diluted earnings per share..........................               0.34            0.24            0.39            0.67
Stock price range:
     High...........................................             $29.50          $35.00          $37.06          $33.31
     Low............................................             $21.50          $29.69          $28.38          $23.13

                                                             November 22,   February 14,        May 9,        August 29,
                                                                 1997           1998             1998            1998
                                                             -----------------------------------------------------------
Net sales...........................................         $   675,274     $  607,097      $  743,661   $   1,216,890
Increase in comparable store sales..................                   7%             2%              2%              0%
Gross profit........................................         $   280,441     $  253,681      $  311,080   $     507,873
Operating profit....................................              78,648         58,082          90,457         155,120
Income before income taxes..........................              76,146         55,054          86,240         146,663
Net income..........................................              47,546         34,354          53,940          92,063
Basic earnings per share............................                0.31           0.23            0.35            0.60
Diluted earnings per share..........................                0.31           0.22            0.35            0.60
Stock price range:
     High...........................................              $32.75         $32.06          $36.25          $38.00
     Low............................................              $27.00         $23.75          $29.00          $26.63

Financial Review

  The following table sets forth income statement data of the Company expressed as a percentage of net sales for the periods indicated:

                                                    Fiscal Year Ended
                                          --------------------------------------
                                          August 28,    August 29,    August 30,
                                              1999         1998           1997
                                          --------------------------------------
    Net sales                                100.0%       100.0%         100.0%
    Cost of sales, including warehouse
       and delivery expenses                  57.9         58.3           58.0
                                          --------------------------------------
    Gross profit                              42.1         41.7           42.0
    Operating, selling, general
       and administrative expenses            31.6         29.9           30.1
                                          --------------------------------------
    Operating profit                          10.5         11.8           11.9
    Interest expense - net                     1.1          0.6            0.3
    Income taxes                               3.5          4.2            4.4
                                          --------------------------------------
    Net income                                 5.9%         7.0%           7.2%
                                          ======================================

Results of Operations

  For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following Financial Review should be read in conjunction with the consolidated financial statements presented in this annual report.

Fiscal 1999 Compared to Fiscal 1998

  Net sales for fiscal 1999 increased by $873.5 million or 26.9% over net sales for fiscal 1998. The increase was due to a comparable store net sales increase of 4% (which was primarily due to sales growth in the Company's newer auto parts stores) and an increase in net sales of $756.4 million for stores opened or acquired since the beginning of fiscal 1998. As of August 28, 1999, the Company had 2,711 domestic auto parts stores in operation compared with 2,657 at August 29, 1998.

  Gross profit for fiscal 1999 was $1,731.4 million, or 42.1% of net sales, compared with $1,353.1 million, or 41.7% of net sales for fiscal 1998. The increase in gross profit percentage was due primarily to lower battery and commodity gross margins in the prior year offset by acquisition integration distribution costs.

  Operating, selling, general and administrative expenses for fiscal 1999 increased by $327.6 million over such expenses for fiscal 1998 and increased as a percentage of net sales from 29.9% to 31.6%. The increase in the expense ratio was primarily due to higher payroll and occupancy costs principally in recently acquired stores, and approximately $25 million in remodeling and remerchandising activities in acquired stores.

  Net interest expense for fiscal 1999 was $45.3 million compared with $18.2 million for fiscal 1998. The increase in interest expense was primarily due to higher levels of borrowings as a result of acquisitions and stock repurchases.

  AutoZone's effective income tax rate was 36.9% of pre-tax income for fiscal 1999 and 37.4% for fiscal 1998. The decline in the effective tax rate is due to the utilization of acquired company net operating loss carryforwards.

Fiscal 1998 Compared to Fiscal 1997

  Net sales for fiscal 1998 increased by $551.5 million or 20.5% over net sales for fiscal 1997. This increase was due to a comparable store net sales increase of 2% (which was primarily due to sales growth in the Company's newer auto parts stores and the added sales of the Company's commercial program) and an increase in net sales of $485.7 million for stores opened or acquired since the beginning of fiscal 1997. At August 29, 1998, the Company had 2,657 auto parts stores in operation, a net increase of 929 stores, including the acquisition of 112 and 560 auto parts stores acquired in February and June 1998, respectively.

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

Liquidity and Capital Resources

     The Company's primary capital requirements have been the funding of its continued new store expansion program, inventory requirements and more recently, acquisitions and stock repurchases. The Company has opened or acquired 1,928 net new auto parts stores and constructed four new distribution centers from the beginning of fiscal 1994 to August 28, 1999. Cash flow generated from store operations provides the Company with a significant source of liquidity. Net cash provided by operating activities was $307.4 million in fiscal 1999, $366.8 million in fiscal 1998, and $177.6 million in fiscal 1997.

     In fiscal 1999, the Company invested $428.3 million in capital assets including approximately $108 million for the Express real estate and real estate leases from Pep Boys. In fiscal 1998, the Company invested $337.2 million in capital assets and had a net cash outlay of $365.5 million for acquisitions including the retirement of the acquired companies' debt. Acquisitions included Chief Auto Parts, with stores primarily in California, Auto Palace, with stores primarily in the Northeast, and a truck parts chain, TruckPro. Capital expenditures were $295.4 million in fiscal 1997. In fiscal 1999, the Company opened 245 new auto parts stores in the U.S. and 6 in Mexico, replaced 59 stores and closed 191 U.S. stores. In addition, the Company opened 3 new TruckPro stores and relocated 6 stores. Construction commitments totaled approximately $57 million at August 28, 1999.

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

     In November 1998, the Company sold $150 million of 6% Notes due November 2003, at a discount. Interest on the Notes is payable semi-annually on May 1 and November 1 each year, beginning May 1999. In July 1998, the Company sold $200 million of 6.5% Debentures due July 2008, at a discount. Interest on the Debentures is payable semi-annually on January 15 and July 15 of each year, beginning January 1999. The Debentures may be redeemed at any time at the option of the Company. Proceeds were used to repay portions of the Company's long-term variable rate bank debt and for general corporate purposes.

     The Company has a commercial paper program that allows borrowing up to $700 million. As of August 28, 1999, there were borrowings of $533 million outstanding under the program. In connection with the program, the Company has a 5-year credit facility with a group of banks for up to $350 million and a 364-day $350 million credit facility with another group of banks. Borrowings under the commercial paper program reduce availability under the credit facilities. No amounts were outstanding under either of the the $350 million credit facilities at August 28,1999. Outstanding commercial paper at August 28, 1999, is classified as long-term debt as it is the Company's ability and intention to refinance it on a long-term basis. Both of the revolving credit facilities contain a covenant limiting the amount of debt the Company may incur relative to its total capitalization.

     Subsequent to year end, in September 1999, the Company announced Board approval to repurchase up to $200 million of common stock in the open market. This is in addition to the $150 million repurchase approved in June 1999, the $150 million repurchase approved in October 1998, and the $100 million repurchase approved in January 1998. From January 1998 to August 28, 1999, the Company had repurchased approximately $263 million of common stock. The impact of the stock repurchase program in fiscal year 1999 was an increase in earnings per share of $.02.

     The Company anticipates that it will rely primarily on internally generated funds to support a majority of its capital expenditures, working capital requirements and stock repurchases. The balance will be funded through borrowings. The Company anticipates no difficulty in obtaining such long-term financing in view of its credit rating and favorable experiences in the debt market in the past. In addition to the available credit lines mentioned above, the Company may sell up to $50 million of public debt under shelf registration statements filed with the Securities and Exchange Commission.

Year 2000 Readiness

     The Year 2000 problem is, in its simplest terms, the inability of computer hardware and software to properly process dates beyond December 31, 1999. In order to save valuable system memory, hard storage space and processing cycles, early programmers recorded dates using only the last two digits of the year. Year 2000 problems arise when performing date calculations between centuries based upon two digit year fields.

     The Company began addressing the Year 2000 issue in June 1996 and implemented a formal Year 2000 project office in May 1997. As of August 28, 1999, the Company had completed over 95% of its critical readiness efforts. Thus far, no significant issues have been detected during the testing of Year 2000 ready systems. The Company has not achieved 100% completion primarily due to delays in receiving third party software upgrades. The Company anticipates completing all Year 2000 efforts by December 1, 1999.

     The total estimated cost of the Year 2000 project is $10 to $11 million, which is being expensed as incurred. As of August 28, 1999, approximately $8 million of this budget had been incurred. All of the related costs are being funded through operating cash flows. These costs are an immaterial part of the overall information technology budget. No major information technology projects or programs have been deferred.

     In addition to internal systems, the Company is addressing Year 2000 issues which do not normally fall under information technology such as embedded chip equipment and the compliance status of business partners. The Company has addressed over 95% of the critical issues in this category. The Company is also assessing the Year 2000 readiness of its merchandise vendors, most of which communicate with the Company through electronic data interchange (EDI). The Company plans to complete Year 2000 testing of the EDI system with all critical vendors during October 1999.

     Although the Company believes that the ongoing assessment and testing will minimize its overall Year 2000 risks, there is no guarantee that there will not be an adverse effect on the Company if third parties such as merchandise vendors, service providers or utility companies are not Year 2000 ready. The Company has developed detailed contingency plans for critical systems, processes and business partners. Elements of the Company's contingency plans include: switching vendors, increasing the inventory levels of certain products, back-up systems and manual processes.

     While the Company does not anticipate any major business disruptions as a result of Year 2000 issues, it is possible that certain disruptions may occur including loss of communications with stores, distribution centers or business partners; inability to process transactions in a timely manner or loss of power. The Company plans to have dedicated resources available to address any Year 2000 issue that may arise. These resources will be managed through a dedicated command center and consist of technical personnel, business leaders and members of senior management.

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

     Each of the first three quarters of AutoZone's fiscal year consists of twelve weeks and the fourth quarter consists of sixteen weeks. Because the fourth quarter contains the seasonally high sales volume and consists of sixteen weeks, compared to twelve weeks for each of the first three quarters, the Company's fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal 1999 represented 33.8% of annual net sales and 40.3% of net income; the fourth quarter of fiscal 1998 represented 37.5% of annual net sales and 40.4% of net income.

Forward-Looking Statements

     Certain statements contained in the Financial Review and elsewhere in this annual report are forward-looking statements. These statements discuss, among other things, expected growth, domestic and international development and expansion strategy, business strategies and future performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including without limitation, competition, product demand, domestic and international economies, government approvals, the ability to hire and retain qualified employees, consumer debt levels, inflation and the weather. Actual results may materially differ from anticipated results. For more information, please see the Risk Factors section of the Company's most recent Form 10-K as filed with the Securities and Exchange Commission.

                       Consolidated Statements of Income


                                                                                       Year Ended (52 Weeks)
                                                                         -----------------------------------------------
                                                                           August 28,       August 29,        August 30,
                                                                              1999             1998              1997
                                                                         -----------------------------------------------
                                                                              (in thousands, except per share data)
Net sales                                                                 $4,116,392        $3,242,922       $2,691,440
Cost of sales, including warehouse and delivery expenses                   2,384,970         1,889,847        1,559,296
Operating, selling, general and administrative expenses                    1,298,327           970,768          810,793
- ------------------------------------------------------------------------------------------------------------------------
Operating profit                                                             433,095           382,307          321,351
Interest expense - net                                                        45,312            18,204            8,843
- ------------------------------------------------------------------------------------------------------------------------
       Income before income taxes                                            387,783           364,103          312,508
Income taxes                                                                 143,000           136,200          117,500
- ------------------------------------------------------------------------------------------------------------------------
       Net income                                                         $  244,783        $  227,903       $  195,008
========================================================================================================================

Weighted average shares for basic earnings per share                         149,014           152,160          150,726
Effect of dilutive stock options                                               1,243             1,910            1,809
========================================================================================================================
Adjusted weighted average shares for diluted earnings per share              150,257           154,070          152,535
========================================================================================================================

Basic earnings per share                                                  $     1.64        $     1.50       $     1.29
========================================================================================================================
Diluted earnings per share                                                $     1.63        $     1.48       $     1.28
========================================================================================================================



See Notes to Consolidated Financial Statements.

                           Consolidated Balance Sheets

                                                                                         August 28,        August 29,
                                                                                            1999              1998
                                                                                     -------------------------------------
                                                                                     (in thousands, except per share data)
Assets                   Current assets:
                            Cash and cash equivalents                                    $    5,918        $   6,631
                            Accounts receivable                                              25,917           42,252
                            Merchandise inventories                                       1,129,693          966,560
                            Prepaid expenses                                                 33,468           37,532
                            Deferred income taxes                                            30,088           61,964
                            Income taxes receivable                                                            2,151
                         -------------------------------------------------------------------------------------------
                               Total current assets                                       1,225,084        1,117,090
                         Property and equipment:
                            Land                                                            390,920          320,203
                            Buildings and improvements                                    1,003,308          851,083
                            Equipment                                                       438,855          374,465
                            Leasehold improvements and interests                            102,646           82,273
                            Construction in progress                                        153,323          150,461
                         -------------------------------------------------------------------------------------------
                                                                                          2,089,052        1,778,485
                            Less accumulated depreciation and amortization                  450,566          350,979
                         -------------------------------------------------------------------------------------------
                                                                                          1,638,486        1,427,506
                         Other assets:
                            Cost in excess of net assets acquired, net of accumulated amortization
                              of $15,375 in 1999 and $9,096 in 1998                         337,261          181,315
                            Deferred income taxes                                            76,412            3,510
                            Other assets                                                      7,524           18,692
                         -------------------------------------------------------------------------------------------
                                                                                            421,197          203,517
                         -------------------------------------------------------------------------------------------
                                                                                         $3,284,767       $2,748,113
                         ===========================================================================================
Liabilities and          Current liabilities:
Stockholders' Equity        Accounts payable                                             $  757,447        $ 683,372
                            Accrued expenses                                                230,036          176,457
                            Income taxes payable                                             13,071
                         -------------------------------------------------------------------------------------------
                               Total current liabilities                                  1,000,554          859,829
                         Long-term debt                                                     888,340          545,067
                         Other liabilities                                                   72,072           41,160
                         Commitments and contingencies (See notes H and I)
                         Stockholders' equity:
                            Preferred Stock, authorized 1,000 shares; no shares issued
                            Common Stock, par value $.01 per share, authorized 200,000 shares;
                              153,963 shares issued and 144,353 shares outstanding in 1999 and
                              153,039 shares issued and 152,086 shares outstanding in 1998    1,540            1,530
                            Additional paid-in-capital                                      289,084          277,528
                            Retained earnings                                             1,296,528        1,051,745
                            Accumulated other comprehensive income                               (3)
                            Treasury stock, at cost                                        (263,348)         (28,746)
                         -------------------------------------------------------------------------------------------
                               Total stockholders' equity                                 1,323,801        1,302,057
                         -------------------------------------------------------------------------------------------
                                                                                         $3,284,767       $2,748,113
                         ===========================================================================================


See Notes to Consolidated Financial Statements.

                      Consolidated Statements of Cash Flows

                                                                                               Year Ended (52 Weeks)
                                                                                      ---------------------------------------
                                                                                      August 28,     August 29,    August 30,
                                                                                         1999           1998          1997
                                                                                      ---------------------------------------
                                                                                                   (in thousands)
Cash flows from operating activities:
      Net income                                                                       $244,783      $ 227,903       $195,008
      Adjustments to reconcile net income to net cash provided by operating activities:
            Depreciation and amortization of property and equipment                     122,221         95,464         77,163
            Amortization of intangible and other assets                                   6,310          1,135            658
            Deferred income tax expense (benefit)                                        42,929         20,241         (7,781)
            Net change in accounts receivable and prepaid expenses                       20,399        (15,260)        (5,009)
            Net increase in merchandise inventories                                    (201,553)       (47,285)      (153,552)
            Net increase in accounts payable and accrued expenses                        70,304        127,683         66,155
            Net change in income taxes payable and receivable                            13,367        (22,230)         7,819
            Net change in other assets and liabilities                                  (11,392)       (20,813)        (2,898)
- -----------------------------------------------------------------------------------------------------------------------------
                Net cash provided by operating activities                               307,368        366,838        177,563

Cash flows from investing activities:
      Acquisitions                                                                                    (100,031)
      Capital expenditures and Pep Express purchase                                    (428,315)      (337,202)      (295,417)
- -----------------------------------------------------------------------------------------------------------------------------
                Net cash used in investing activities                                  (428,315)      (437,233)      (295,417)

Cash flows from financing activities:
      Repayment of acquired companies' debt                                                           (265,429)
      Increase in commercial paper                                                      228,000        305,000
      Proceeds from debentures/notes                                                    148,913        197,751
      Net (decrease) increase in credit facilities                                      (34,050)      (164,350)       104,000
      Net proceeds from sale of Common Stock, including related tax benefit              11,566         27,692         14,618
      Purchase of Treasury Stock                                                       (234,602)       (28,746)
      Other                                                                                 407            173
- -----------------------------------------------------------------------------------------------------------------------------
                Net cash provided by financing activities                               120,234         72,091        118,618
- -----------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                       (713)         1,696            764
Cash and cash equivalents at beginning of year                                            6,631          4,668          3,904
Cash provided by acquisitions                                                                              267
- -----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               $  5,918    $     6,631     $    4,668
=============================================================================================================================

Supplemental cash flow information:
      Interest paid, net of interest cost capitalized                                  $ 41,533    $    17,042     $    8,779
      Income taxes paid                                                                $ 93,073    $   122,529     $  109,681


See Notes to Consolidated Financial Statements.

                 Consolidated Statements of Stockholders' Equity


                                                                                        Accumulated
                                                             Additional                    Other
                                                  Common       Paid-in      Retained   Comprehensive  Treasury
                                                   Stock       Capital      Earnings      Income        Stock        Total
                                                  -------------------------------------------------------------------------
                                                                             (in thousands)
Balance at August 31, 1996                        $1,501      $235,247    $  628,834      $           $      $      865,582
Net income                                                                   195,008                                195,008
                                                                                                             --------------
   Comprehensive income                                                                                             195,008
Sale of 1,176 shares of Common Stock
   under stock option and stock purchase plans        12         7,676                                                7,688
Tax benefit of exercise of stock options                         6,930                                                6,930
                                                  -------------------------------------------------------------------------
Balance at August 30, 1997                         1,513       249,853       823,842                              1,075,208
Net income                                                                   227,903                                227,903
                                                                                                             --------------
   Comprehensive income                                                                                             227,903
Purchase of 953 shares of Treasury Stock                                                               (28,746)     (28,746)
Sale of 1,726 shares of Common Stock
   under stock option and stock purchase plans        17        11,475                                               11,492
Tax benefit of exercise of stock options                        16,200                                               16,200
                                                  -------------------------------------------------------------------------
Balance at August 29, 1998                         1,530       277,528     1,051,745                   (28,746)   1,302,057
Net income                                                                   244,783                                244,783
Foreign currency translation adjustment                                                       (3)                        (3)
                                                                                                             --------------
   Comprehensive income                                                                                             244,780
Purchase of 8,657 shares of Treasury Stock                                                            (234,602)    (234,602)
Sale of 924 shares of Common Stock under
   stock option and stock purchase plans              10         7,256                                                7,266
Tax benefit of exercise of stock options                         4,300                                                4,300
                                                  -------------------------------------------------------------------------
Balance at August 28, 1999                        $1,540      $289,084    $1,296,528      $   (3)  $  (263,348) $ 1,323,801
                                                  =========================================================================


See Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements

Note A - Significant Accounting Policies

     Business: The Company is principally a specialty retailer of automotive parts and accessories. At the end of fiscal 1999, the Company operated 2,711 domestic auto parts stores in 39 states and 6 auto parts stores in Mexico. In addition, the Company sells heavy duty truck parts and accessories through its 46 TruckPro stores in 14 states, automotive diagnostic and repair software through ALLDATA and diagnostic and repair information through alldatadiy.com.

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

     Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense, net of vendor rebates, was approximately $21,857,000 in fiscal 1999, $30,109,000 in fiscal 1998 and $27,271,000 in fiscal 1997.

     Warranty Costs: The Company provides the consumer with a warranty on certain products. Estimated warranty obligations are provided at the time of sale of the product.

     Financial Instruments: The Company has certain financial instruments which include cash, accounts receivable and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. The Company uses derivative financial instruments for purposes other than trading to minimize the risk associated with financing activities. Settlements of interest rate swaps are accounted for by recording the net interest received or paid as an adjustment to interest expense. Gains or losses resulting from market movements are not recognized. Gains or losses resulting from equity instrument contracts are recognized through stockholders' equity. Contracts that effectively meet risk reduction and correlation criteria are recorded using hedge accounting. Hedges of anticipated transactions are deferred and recognized when the hedged transaction occurs.

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

     Earnings Per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding shares adjusted for the effect of stock options.

     Impairment of Long-Lived Assets: The Company complies with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Also, in general, long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

     Comprehensive Income: In fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components. The Company has reflected comprehensive income and its components in the consolidated statements of stockholders' equity.

     Disclosures about Segments of an Enterprise and Related Information: In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The adoption of this statement had no effect on the financial statements as the Company operates in a single reportable segment.

     Pensions and Other Postretirement Benefits: In fiscal 1999, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 establishes new standards for the reporting of information about pension and other postretirement benefits. All periods reported have been presented in accordance with SFAS No. 132.

     Internal Use Software Costs: In fiscal 1999, the Company adopted Statement of Position (SOP) 98-1, "Accounting for the Costs of Developing or Obtaining Internal Use Software." This SOP requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The adoption of SOP 98-1 did not have a material impact on the Company's results of operations or financial position.

     Derivative Instruments and Hedging Activities: During 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivative instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of a derivative would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In September 1999, the FASB issued SFAS No. 137, which delayed the effective date of SFAS No. 133 to the Company's fiscal year 2001. Because of the Company's minimal historical use of derivatives, management anticipates that the adoption of SFAS No. 133 will not have a significant effect on earnings or the financial position of the Company.


Note B - Accrued Expenses

     Accrued expenses consist of the following:

                                August 28,  August 29,
                                   1999        1998
                                ----------------------
                                    (in thousands)
    Medical and casualty
       insurance claims          $ 48,111    $40,640
    Accrued compensation
       and related payroll taxes   41,345     37,684
    Property and sales taxes       48,181     38,506
    Accrued warranty               32,950     20,786
    Other                          59,449     38,841
                                ----------------------
                                 $230,036   $176,457
                                ======================

Note C - Income Taxes

     At August 28, 1999, the Company has net operating loss carryforwards (NOLs) of approximately $48 million that expire in years 2000 through 2018. These carryforwards resulted from the Company's acquisition of ALLDATA Corporation during fiscal 1996 and Chief Auto Parts Inc. and ADAP, Inc. (which had been doing business as "Auto Palace") in fiscal 1998. The use of the NOLs is subject to annual limitations. A valuation allowance of $10,813,000 in fiscal 1999 and $15,902,000 in fiscal 1998 relates to certain of those carryforwards.

     The provision for income tax expense (benefit) consists of the following:

                                Year Ended
                   ------------------------------------
                   August 28,   August 29,   August 30,
                      1999         1998         1997
                   ------------------------------------
                              (in thousands)
   Current:
       Federal      $ 90,018     $103,810     $114,113
       State          10,053       12,149       11,168
                   ------------------------------------
                     100,071      115,959      125,281

   Deferred:
       Federal        38,999       19,665       (6,427)
       State           3,930          576       (1,354)
                   ------------------------------------
                      42,929       20,241       (7,781)
                   ------------------------------------
                    $143,000     $136,200     $117,500
                   ====================================

     Significant components of the Company's deferred tax assets and liabilities areas follows:

                               August 28,       August 29,
                                  1999             1998
                               ---------------------------
                                     (in thousands)
   Deferred tax assets:
      Net operating loss and
         credit carryforwards  $  22,296        $   26,303
      Insurance reserves          15,938            13,847
      Warranty reserves           12,701             7,778
      Deferred lease expense                         6,694
      Accrued vacation             4,779             4,387
      Closed store reserves       25,970
      Inventory reserves          11,562
      Legal reserves               4,263
      Other                       25,157            29,690
                               ---------------------------
                                 122,666            88,699
      Less valuation allowance    10,813            15,902
                               ---------------------------
                                 111,853            72,797
                               ===========================
   Deferred tax liabilities:
      Property and equipment                         4,104
      Accrued property taxes       5,353             3,219
                               ---------------------------
                                   5,353             7,323
                               ---------------------------
   Net deferred tax assets     $ 106,500        $   65,474
                               ===========================

     A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

                                       Year Ended
                            ---------------------------------
                            August 28, August 29,  August 30,
                               1999       1998        1997
                            ---------------------------------
                                     (in thousands)
   Expected tax
      at statutory rate     $ 135,724   $127,436    $109,378
   State income taxes, net      6,722      8,271       6,379
   Other                          554        493       1,743
                            ---------------------------------
                             $143,000   $136,200    $117,500
                            =================================


Note D - Financing Arrangements

     The Company's long-term debt at the end of fiscal 1999 and 1998 consisted of the following:

                                              August 28,   August 29,
                                                 1999         1998
                                              -----------------------
                                                   (in thousands)
6% Notes due November 2003;
   redeemable at any time at
   the option of the Company                  $150,000      $
6.5% Debentures due July 2008;
   redeemable at any time at
   the option of the Company                   200,000        200,000
Commercial paper, weighted average rate
   of 5.4% at August 28, 1999
   and 5.7% at August 29, 1998                 533,000        305,000
Unsecured bank loan, floating interest rate
   averaging 5.8% at August 29, 1998                           34,050
Other                                            5,340          6,017
                                              -----------------------
                                              $888,340       $545,067
                                              =======================

     In November 1998, the Company sold $150 million of 6% Notes due November 2003, at a discount. Interest on the Notes is payable semi-annually on May 1 and November 1 of each year, beginning May 1999. In July 1998, the Company sold $200 million of 6.5% Debentures due July 2008, at a discount. Interest on the Debentures is payable semi-annually on January 15 and July 15 of each year, beginning January 1999. Proceeds were used to repay portions of the Company's long-term variable rate bank debt and for general corporate purposes.

     The Company has a commercial paper program that allows borrowing up to $700 million. As of August 28, 1999, there were borrowings of $533 million outstanding under the program. In connection with the program, the Company has a five-year credit facility with a group of banks for up to $350 million and a 364-day $350 million credit facility with another group of banks. The 364-day facility includes a renewal feature as well as an option to extinguish the outstanding debt one year from the maturity date. Borrowings under the commercial paper program reduce availability under the credit facilities. No amounts were outstanding under either of the $350 million credit facilities at August 28, 1999. Outstanding commercial paper at August 28, 1999, is classified as long-term debt as it is the Company's ability and intention to refinance them on a long-term basis.

     The rate of interest payable under the revolving credit agreements is a function of the London Interbank Offered Rate (LIBOR) or the lending bank's base rate (as defined in the agreement) at the option of the Company. In addition, the multi-year $350 million credit facility contains a competitive bid rate option. Both of the revolving credit facilities contain a covenant limiting the amount of debt the Company may incur relative to its total capitalization. These facilities are available to support domestic commercial paper borrowings and to meet cash requirements.

     Maturities of long-term debt are $183 million for fiscal 2001, $350 million for fiscal 2002 and $355 million thereafter.

     Interest costs of $2,762,000 in fiscal 1999, $2,280,000 in fiscal 1998, and $2,119,000 in fiscal 1997 were capitalized.

     The estimated fair value of the 6.5% Debentures and the 6% Notes, which are both publicly traded, was approximately $184 million and $143 million respectively based on the market price at August 28, 1999. The estimated fair values of all other long-term borrowings approximate their carrying values primarily because of their variable interest rates.

     Subsequent to year-end, the Company entered into financing arrangements totaling $140 million with maturity dates ranging from March 2000 to August 2000 and interest rates ranging from 6.43% to 6.63%.

Note E - Stock Repurchase Program

    As of August 28, 1999, the Board of Directors had authorized the Company to repurchase up to $400 million of common stock in the open market. The Company repurchased 8.7 million shares of its common stock in fiscal 1999 for an aggregate cost of $234.6 million, and repurchased 1 million shares of its common stock in fiscal 1998 for an aggregate cost of $28.7 million. At times, the Company utilizes equity instrument contracts to facilitate its repurchase of common stock. At August 28, 1999, the Company held equity instrument contracts that relate to the purchase of approximately 4.1 million shares of common stock at an average cost of $24.66 per share.

     Subsequent to year-end, the Board authorized the repurchase of an additional $200 million of the Company's common stock in the open market. Additionally, in fiscal 2000, the Company purchased the 4.1 million shares as settlement of the equity instrument contract outstanding at August 28, 1999.

Note F - Employee Stock Plans

     The Company has granted options to purchase common stock to certain employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. Options are generally exercisable in a three to seven year period, and expire 10 years after grant. A summary of outstanding stock options is as follows:

                                     Wtd. Avg.    Number
                                  Exercise Price of Shares
                                  ------------------------
Outstanding August 31, 1996          $17.96      9,759,756
       Granted                        22.69      2,707,370
       Exercised                       4.93     (1,032,989)
       Canceled                       25.54       (834,883)
                                  ------------------------
Outstanding August 30, 1997           19.84     10,599,254
       Granted                        31.13      1,692,272
       Exercised                       7.39     (1,738,882)
       Canceled                       25.40       (795,780)
                                  ------------------------
Outstanding August 29, 1998           23.56      9,756,864
       Granted                        29.23      2,081,125
       Exercised                      12.87       (596,274)
       Canceled                       28.43       (741,309)
                                  ------------------------
Outstanding August 28, 1999          $24.95     10,500,406
                                  ========================


     The following table summarizes information about stock options outstanding at August 28, 1999:

                                    Options Outstanding          Options Exercisable
                                  -----------------------------------------------------
                                  Wtd. Avg.     Wtd. Avg.                     Wtd. Avg.
Range of Exercise   No. of        Exercise     Contractual      No. of        Exercise
      Price         Options         Price    Life (in years)    Options         Price
- ---------------------------------------------------------------------------------------
  $  1.09-20.13    2,109,613       $14.20         4.90          974,678        $ 7.33
    22.69-25.13    2,573,857        24.65         6.71          395,904         25.10
    25.25-27.38    2,243,597        26.14         5.40          827,437         25.57
    27.63-31.50    2,345,583        29.30         8.16          179,514         28.71
    32.56-35.13    1,227,756        33.59         8.66           23,763         35.13
- ---------------------------------------------------------------------------------------
   $ 1.09-35.13   10,500,406       $24.95         6.62        2,401,296        $18.42
=======================================================================================


     Options to purchase 2,401,296 shares at August 28, 1999, and 1,942,510 shares at August 29, 1998, were exercisable. Shares reserved for future grants were 6,176,283 at August 28, 1999, and 2,699,468 at August 29, 1998.

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

                                    Year Ended
                         ---------------------------------
                         August 28, August 29,  August 30,
                            1999       1998        1997
                         ---------------------------------
  Net Income ($000)
        As reported      $ 244,783   $227,903    $195,008
          Pro forma      $ 234,898   $221,803    $191,118
     Basic earnings
          per share
        As reported      $    1.64   $   1.50    $   1.29
          Pro forma      $    1.58   $   1.46    $   1.27
   Diluted earnings
          per share
        As reported      $    1.63   $   1.48    $   1.28
          Pro forma      $    1.57   $   1.44    $   1.26

     The weighted-average fair value of the stock options granted during fiscal 1999 was $12.74, during fiscal 1998 was $12.17 and during fiscal 1997 was $9.26. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1999, 1998 and 1997: expected price volatility of .34 to .37; risk-free interest rates ranging from 4.56 to 5.98 percent; and expected lives between 3.75 and 8.0 years.

     The Company also has an employee stock purchase plan under which all eligible employees may purchase common stock at 85% of fair market value (determined quarterly) through regular payroll deductions. Annual purchases are limited to $4,000 per employee. Under the plan 268,554 shares were sold in fiscal 1999 and 232,389 shares were sold in fiscal 1998. The Company repurchased 210,525 shares in fiscal 1999 and 275,526 shares in fiscal 1998 for sale under the plan. A total of 1,299,057 shares of common stock is reserved for future issuance under this plan.

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


Note G - Pension and Savings Plan

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

     The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements (in thousands):

                                    August 28,      August 29,
                                       1999            1998
                                    --------------------------
Change in benefit obligation
Benefit obligation
    at beginning of year             $53,971          $42,687
Service cost                           8,022            7,001
Interest cost                          3,727            3,047
Actuarial losses                         327            1,922
Benefits paid                         (1,184)            (686)
                                    --------------------------
Benefit obligation
   at end of year                     64,863           53,971

Change in plan assets
Fair value of plan assets
   at beginning of year               54,565           39,598
Actual return on plan assets           3,488            7,271
Company contributions (refunds)       (1,741)           8,687
Benefits paid                         (1,184)            (686)
Administrative expenses                 (365)            (305)
Fair value of plan assets           --------------------------
   at end of year                     54,763           54,565

Reconciliation of funded status
Funded status of the plan
   (underfunded)                     (10,100)            594
Unrecognized net actuarial
   losses                             11,037            9,282
Unamortized prior service cost        (5,329)          (5,934)
                                    --------------------------
Prepaid (accrued) benefit cost       $(4,392)         $ 3,942
                                    ==========================

                                   August 28, August 29, August 30,
                                      1999      1998        1997
                                   --------------------------------
Components of net periodic
   benefit cost
Service cost                        $ 8,022    $7,001      $6,034
Interest cost                         3,727     3,047       2,496
Expected return on plan assets       (5,001)   (4,090)     (2,847)
Amortization of prior service cost     (606)     (292)        138
Amortization of
   transition obligation                  -      (118)       (150)
Recognized net actuarial
   losses                               451         -          63
                                   --------------------------------
                                    $ 6,593   $ 5,548      $5,734
                                   ================================

     The actuarial present value of the projected benefit obligation was determined using weighted-average discount rates of 7.00% and 6.93% at August 28, 1999 and August 29, 1998, respectively. The assumed increases in future compensation levels were generally 5-10% based on age in fiscal 1999 and 1998 and 6% in fiscal 1997. The expected long-term rate of return on plan assets was 9.5% at August 28, 1999, August 29, 1998 and August 30, 1997. Prior service cost is amortized over the estimated average remaining service lives of the plan participants, and the unrecognized actuarial gain or loss is amortized over five years.

     During fiscal 1998, the Company established a defined contribution plan ("401(k) plan") pursuant to Section 401(k) of the Internal Revenue Code. The 401(k) plan covers substantially all employees that meet the plan's service requirements. The Company makes matching contributions, on an annual basis, up to a specified percentage of employees' contributions as approved by the Board of Directors.

Note H - Leases

     A portion of the Company's retail stores, distribution centers, and certain equipment are leased. Most of these leases include renewal options and some include options to purchase and provisions for percentage rent based on sales.

     Rental expense was $96,150,000 for fiscal 1999, $56,410,000 for fiscal 1998, and $39,078,000 for fiscal 1997. Percentage rentals were insignificant.

     Minimum annual rental commitments under non-cancelable operating leases are as follows (in thousands):

                  Year            Amount
                  -----------------------
                  2000           $106,202
                  2001             97,183
                  2002             82,231
                  2003             69,667
                  2004             55,885
                  Thereafter      214,028
                  -----------------------
                                 $625,196
                  =======================

Note I - Commitments and Contingencies

     Construction commitments, primarily for new stores, totaled approximately $57 million at August 28, 1999.

     AutoZone, Inc., is a defendant in a purported class action lawsuit entitled "Melvin Quinnie on behalf of all others similarly situated v. AutoZone, Inc., and DOES 1 through 100, inclusive" filed in the Superior Court of California, County of Los Angeles, in November 1998. The plaintiff claims that the defendants failed to pay overtime to store managers as required by California law and failed to pay terminated managers in a timely manner as required by California law. The plaintiff is seeking injunctive relief, restitution, statutory penalties, prejudgment interest, and reasonable attorneys' fees, expenses and costs. The case is in the early stages of pre-class certification discovery and therefore the Company is unable to predict the outcome of this lawsuit at this time. The Company is vigorously defending against this action.

     AutoZone, Inc., and Chief are defendants in a purported class action lawsuit entitled "Paul D. Rusch, on behalf of all others similarly situated, v. Chief Auto Parts Inc. and AutoZone, Inc." filed in the Superior Court of California, County of Los Angeles, in May 1999. The plaintiffs claim that the defendants have failed to pay their store managers overtime pay from March 1997 to the present. The plaintiffs are seeking back overtime pay, interest, an injunction against the defendants committing such practices in the future, costs, and attorneys' fees. In September 1999, the Court denied the Company's motion to strike the complaint's request for class certification based on a prior case of Chief which relied on similar facts in which the class certification was denied. The Company has appealed the Court's decision. The Company is unable to predict the outcome of this lawsuit at this time, but believes that the potential damages recoverable by any single plaintiff are minimal. However, if the plaintiff class were to be certified and prevail on all of its claims, the aggregate amount of damages could be substantial. The Company is vigorously defending against this action.

     The Company currently, and from time to time, is involved in various other legal proceedings incidental to the conduct of its business. Although the amount of liability that may result from these proceedings cannot be ascertained, the Company does not currently believe that, in the aggregate, these other matters will result in liabilities material to the Company's financial condition or results of operations.

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

Note J - Business Combinations

     In October 1998, the Company acquired real estate and real estate leases for 100 Express auto parts stores from Pep Boys for approximately $108 million.

     In February 1998, the Company acquired ADAP, Inc. ("Auto Palace"). The acquisition added 112 automotive parts and accessories stores in the Northeast. In May 1998, the Company acquired the assets and liabilities of TruckPro, L.P., including the service mark "TruckPro." The 43 TruckPro stores in 14 states specialized in the sale of heavy duty truck parts.

     Additionally, in June 1998, the Company acquired Chief for approximately $280 million, including the assumption of approximately $205 million of indebtedness. Chief operated 560 auto parts stores primarily in California.

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

     The fair value of assets and liabilities recorded as a result of the fiscal 1999 and 1998 transactions as well as fiscal 1999 purchase accounting adjustments are as follows (in thousands):

                                         Year Ended
                                 -------------------------
                                  August 28,    August 29,
                                     1999          1998
                                 -------------------------
     Cash and cash equivalents   $              $      267
     Receivables                                    22,786
     Inventories                    (38,420)       209,829
     Property and equipment          12,886        104,640
     Goodwill                       162,225        166,013
     Deferred income taxes           83,955         56,388
     Accounts payable                  (992)      (106,947)
     Accrued liabilities            (58,213)       (52,826)
     Debt                                         (271,273)
     Other                          (53,441)       (28,846)
                                 -------------------------
     Total cash purchase price   $  108,000     $  100,031
                                 =========================

     The following unaudited pro forma results of operations assume that the fiscal 1998 acquisitions and the related financing transactions occurred at the beginning of the periods presented.

                                         Year Ended
                                  ------------------------
                                  August 29,    August 30,
                                     1998          1997
                                  ------------------------
                            (in thousands, except per share data)
     Net sales                   $3,758,700     $3,397,300
     Net income                     221,200        189,200
     Diluted earnings per share        1.44           1.24

     The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the business combinations and related transactions been consummated as of the beginning of the periods presented, nor is it necessarily indicative of future operating results.

     During fiscal 1999, the Company recorded reserves for closed stores of approximately $75 million and charged lease and related costs of approximately $15 million against this reserve.

Report of Independent Auditors

Stockholders
AutoZone, Inc.,

     We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 28, 1999 and August 29, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. at August 28, 1999 and August 29, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 28, 1999 in conformity with generally accepted accounting principles.

                                                /s/ Ernst & Young LLP


Memphis, Tennessee
September 29, 1999