Form 10-K/A, Exhibit 13
period 2000-08-26
AUTOZONE INC
filed 2002-03-04
CIK 866787

 The following pages are excerpted from AutoZone, Inc.'s Annual Report to
Stockholders for the fiscal year ended August 26, 2000.

Ten-Year Review

(in thousands, except per share data and selected operating data)

5-Year	10-Year
Compound	Compound
Growth	Growth	2000	1999

Income	Net sales	20%	21%	$4,482,696	$4,116,392

Statement Data	Cost of sales, including warehouse and delivery expenses	2,602,386	2,384,970

Operating, selling, general and administrative expenses	1,368,290	1,298,327

Operating profit	18%	26%	512,020	433,095

Interest income (expense) - net	(76,830)	(45,312)

Income before income taxes	14%	27%	435,190	387,783

Income taxes	167,600	143,000

Net income	14%	28%	$267,590	$244,783

Diluted earnings per share	17%	27%	$2.00	$1.63

Adjusted weighted average shares for diluted earnings per share	133,869	150,257

Balance	Current assets	$1,186,780	$1,225,084

Sheet Data	Working capital	152,236	224,530

Total assets	3,333,218	3,284,767

Current liabilities	1,034,544	1,000,554

Debt	1,249,937	888,340

Stockholders' equity	992,179	1,323,801

Selected	Number of domestic auto parts stores at beginning of year	2,711	2,657

Operating Data	New stores	208	245

Replacement stores	30	59

Closed stores	4	191

Net new stores	204	54

Number of domestic auto parts stores at end of year	2,915	2,711

Total domestic auto parts store square footage (000's)	18,719	17,405

Percentage increase in domestic auto parts store square footage	8%	5%

Percentage increase in domestic auto parts comparable store net sales (1)	5%	5%

Average net sales per domestic auto parts store (000's)	$1,517	$1,465

Average net sales per domestic auto parts store square foot	$236	$232

Total employment	43,164	40,483

Gross profit - percentage of sales	41.9%	42.1%

Operating profit - percentage of sales	11.4%	10.5%

Net income - percentage of sales	6.0%	5.9%

Debt-to-capital - percentage	55.7%	40.2%

Inventory turnover	2.32	x	2.28	x

Return on average equity	23%	19%

*	53 weeks. Comparable store sales, average net sales per store and average net sales per store square foot for fiscal year 1996 and 1991 have been adjusted to exclude net sales for the 53rd week.

(1)	Comparable same store sales for fiscal years 1994 through 2000 are based on increase in sales for domestic auto parts stores open at least one year. All other periods are increases in sales for stores open since the beginning of the preceding fiscal year.

Fiscal Year Ended August
1998	1997	1996*	1995	1994	1993	1992	1991*	1990

$3,242,922	$2,691,440	$2,242,633	$1,808,131	$1,508,029	$1,216,793	$1,002,327	$817,962	$671,725

1,889,847	1,559,296	1,307,638	1,057,033	886,068	731,971	602,956	491,261	416,846

970,768	810,793	666,061	523,440	431,219	344,060	295,701	247,355	205,609

382,307	321,351	268,934	227,658	190,742	140,762	103,670	79,346	49,270

(18,204)	(8,843)	(1,969)	623	2,244	2,473	818	(7,295)	(10,936)

364,103	312,508	266,965	228,281	192,986	143,235	104,488	72,051	38,334

136,200	117,500	99,800	89,500	76,600	56,300	41,200	27,900	14,840

$227,903	$195,008	$167,165	$138,781	$116,386	$86,935	$63,288	$44,151	$23,494

$1.48	$1.28	$1.11	$0.93	$0.78	$0.59	$0.43	$0.33	$0.19

154,070	152,535	151,238	149,302	148,726	147,608	145,940	134,656	121,212

$1,117,090	$778,802	$613,097	$447,822	$424,402	$378,467	$279,350	$233,439	$191,736

257,261	186,350	219	30,273	85,373	92,331	72,270	55,807	26,803

2,748,113	1,884,017	1,498,397	1,111,778	882,102	696,547	501,048	397,776	327,368

859,829	592,452	612,878	417,549	339,029	286,136	207,080	177,632	164,933

545,067	198,400	94,400	13,503	4,252	4,458	7,057	7,246	74,851

1,302,057	1,075,208	865,582	684,710	528,377	396,613	278,120	204,628	80,356

1,728	1,423	1,143	933	783	678	598	538	504

952	308	280	210	151	107	82	60	38

12	17	31	29	20	20	14	4	7

23	3	0	0	1	2	2	0	4

929	305	280	210	150	105	80	60	34

2,657	1,728	1,423	1,143	933	783	678	598	538

16,499	11,611	9,437	7,480	5,949	4,839	4,043	3,458	3,031

42%	23%	26%	26%	23%	20%	17%	14%	10%

3%	9%	7%	7%	10%	9%	15%	12%	13%

$1,568	$1,691	$1,702	$1,742	$1,758	$1,666	$1,570	$1,408	$1,289

$238	$253	$258	$269	$280	$274	$267	$246	$232

38,526	28,700	26,800	20,200	17,400	15,700	13,200	11,700	9,300

41.7%	42.0%	41.7%	41.5%	41.2%	39.8%	39.8%	39.9%	37.9%

11.8%	11.9%	12.0%	12.6%	12.6%	11.5%	10.3%	9.7%	7.3%

7.0%	7.2%	7.5%	7.7%	7.7%	7.1%	6.3%	5.4%	3.5%

29.5%	15.6%	9.8%	1.9%	0.8%	1.1%	2.5%	3.4%	48.2%

2.26x	2.46x	2.73x	2.90x	2.98x	3.19x	2.99x	2.57x	2.44x

19%	20%	22%	23%	25%	26%	26%	31%	35%

Quarterly Summary
(Unaudited)

				Sixteen
	Twelve Weeks Ended			Weeks Ended

	(in thousands, except per share data)
	November 20,	February 12,	May 6,	August 26,
	1999	2000	2000	2000

Net sales	$1,006,472	$924,164	$1,059,415	$1,492,645

Increase in comparable store sales	7%	4%	6%	3%

Gross profit	$421,516	$388,427	$449,918	$620,449

Operating profit	105,748	80,013	126,684	199,575

Income before income taxes	91,144	63,561	109,265	171,220

Net income	56,044	39,061	67,265	105,220

Basic earnings per share	0.40	0.28	0.50	0.85

Diluted earnings per share	0.40	0.28	0.50	0.84

Stock price range:

High	$29.81	$32.31	$29.75	$29.00

Low	$23.69	$23.25	$21.13	$21.75

	November 21,	February 13,	May 8,	August 28,
	1998	1999	1999	1999

Net sales	$900,949	$852,538	$970,236	$1,392,669

Increase in comparable store sales	3%	9%	6%	5%

Gross profit	$376,482	$353,493	$408,933	$592,514

Operating profit	89,815	67,273	104,312	171,695

Income before income taxes	81,300	57,039	93,135	156,309

Net income	51,300	36,039	58,735	98,709

Basic earnings per share	0.34	0.24	0.39	0.67

Diluted earnings per share	0.34	0.24	0.39	0.67

Stock price range:

High	$29.50	$35.00	$37.06	$33.31

Low	$21.50	$29.69	$28.38	$23.13

Financial Review

      The following table sets forth income statement data of the Company expressed as a percentage of net sales for the periods indicated:

	Fiscal Year Ended

	August 26,	August 28,	August 29,
	2000	1999	1998

Net sales	100.0%	100.0%	100.0%
Cost of sales, including warehouse

and delivery expenses	58.1	57.9	58.3

Gross profit	41.9	42.1	41.7
Operating, selling, general
and administrative expenses	30.5	31.6	29.9

Operating profit	11.4	10.5	11.8
Interest expense - net	1.7	1.1	0.6
Income taxes	3.7	3.5	4.2

Net income	6.0%	5.9%	7.0%

Results of Operations

      For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following Financial Review should be read in conjunction with the consolidated financial statements presented in this annual report.

Fiscal 2000 Compared to Fiscal 1999

      Net sales for fiscal 2000 increased by $366.3 million or 8.9% over net sales for fiscal 1999. Same store sales, or sales for domestic auto parts stores opened at least one year, increased 5%. As of August 26, 2000, the Company had 2,915 domestic auto parts stores in operation compared with 2,711 at August 28, 1999.

      Gross profit for fiscal 2000 was $1.88 billion, or 41.9% of net sales, compared with $1.73 billion, or 42.1% of net sales for fiscal 1999. The decrease in gross profit percentage was primarily due to an increase in warranty expense.

      Operating, selling, general and administrative expenses for fiscal 2000 increased by $70.0 million over such expenses for fiscal 1999 and decreased as a percentage of net sales from 31.6% to 30.5%. The decrease in the expense ratio was primarily due to leverage of payroll and occupancy costs in acquired stores coupled with the absence of acquisition related remodeling and remerchandising activities in fiscal 2000.

      Net interest expense for fiscal 2000 was $76.8 million compared with $45.3 million for fiscal 1999. The increase in interest expense is due to higher levels of borrowings as a result of stock repurchases and higher interest rates.

      AutoZone's effective income tax rate was 38.5% of pre-tax income for fiscal 2000 and 36.9% for fiscal 1999. The fiscal 1999 effective tax rate reflects the utilization of acquired company net operating loss carryforwards.

Fiscal 1999 Compared to Fiscal 1998

      Net sales for fiscal 1999 increased by $873.5 million or 26.9% over net sales for fiscal 1998. Same store sales, or sales for domestic auto parts stores opened at least one year, increased 5%. Our new stores, including acquired stores, contributed $640.9 million to the increase in net sales for the fiscal year. As of August 28, 1999, the Company had 2,711 domestic auto parts stores in operation compared with 2,657 at August 29, 1998.

      Gross profit for fiscal 1999 was $1.73 billion, or 42.1% of net sales, compared with $1.35 billion, or 41.7% of net sales for fiscal 1998. The increase in gross profit percentage was due primarily to lower battery and commodity gross margins in the prior year offset by acquisition integration distribution costs.

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

Liquidity and Capital Resources

      The Company's primary capital requirements have been the funding of its continued new store expansion program, inventory requirements and, more recently, stock repurchases. The Company has opened or acquired 1,772 net new domestic auto parts stores from the beginning of fiscal 1996 to August 26, 2000. Cash flow generated from store operations provides the Company with a significant source of liquidity. Net cash provided by operating activities was $513.0 million in fiscal 2000, $311.7 million in fiscal 1999, and $383.0 million in fiscal 1998.

      The Company invested $249.7 million in capital assets in fiscal 2000. In fiscal 1999, the Company invested $428.3 million in capital assets including approximately $108 million for real estate and real estate leases purchased from Pep Boys. In fiscal 1998, the Company invested $337.2 million in capital assets and had a net cash outlay of $365.5 million for acquisitions including the retirement of the acquired companies' debt. Acquisitions included Chief Auto Parts, with stores primarily in California, Auto Palace, with stores primarily in the Northeast, and a truck parts chain, TruckPro. In fiscal 2000, the Company opened 208 new auto parts stores in the U.S. and 7 in Mexico, replaced 30 U.S. stores and closed 4 U.S. stores. In addition, the Company opened 3 new TruckPro stores and relocated 5 stores. Construction commitments totaled approximately $44 million at August 26, 2000.

      The Company's new store development program requires significant working capital, predominantly for inventories. Historically, the Company has negotiated extended payment terms from suppliers, minimizing the working capital required by expansion. The Company believes that it will be able to continue financing much of its inventory growth through favorable payment terms from suppliers, but there can be no assurance that the Company will be successful in obtaining such terms.

      In November 1998, the Company sold $150 million of 6% Notes due November 2003, at a discount. Interest on the Notes is payable semi-annually on May 1 and November 1 each year. In July 1998, the Company sold $200 million of 6.5% Debentures due July 2008, at a discount. Interest on the Debentures is payable semi-annually on January 15 and July 15 of each year. The Debentures may be redeemed at any time at the option of the Company in whole or in part. Proceeds from the Notes and Debentures were used to repay portions of the Company's long-term variable rate bank debt and for general corporate purposes. In July 2000, the Company purchased $10 million of its 6.5% Debentures, due July 2008, resulting in a $1.9 million gain.

      The Company has a commercial paper program that allows borrowing up to $1.3 billion. In connection with the program, the Company has a 5-year credit facility with a group of banks for up to $650 million that expires in May 2005, and a 364-day $650 million credit facility with another group of banks. The 364-day facility includes a renewal feature as well as an option to extinguish the then-outstanding debt one year from the maturity date. Borrowings under the commercial paper program reduce availability under the credit facilities. Commercial paper borrowings at August 26, 2000, are classified as long-term debt as the Company has the ability and intention to refinance them on a long-term basis. The Company has agreed to observe certain covenants under the terms of its credit agreements, including limitations on total indebtedness, restrictions on liens and minimum fixed charge coverage.

      Subsequent to the end of the fiscal year, the Company entered into financing arrangements totaling $150 million with maturity dates ranging from November 2000 to March 2001 and interest rates ranging from 6.94% to 7.44%.

      As of August 26, 2000, the Board of Directors had authorized the Company to repurchase $1.25 billion of common stock in the open market. From January 1998 to August 26, 2000, the Company had repurchased approximately $870.9 million of common stock. The impact of the stock repurchase program in fiscal 2000 was an increase in earnings per share of $.07. Subsequent to year-end, the Company repurchased 4.5 million shares in settlement of certain equity instrument contracts at an average cost of $26.54 per share.

      The Company anticipates that it will rely primarily on internally generated funds to support a majority of its capital expenditures, working capital requirements and stock repurchases. The balance will be funded through borrowings. The Company anticipates that it will be able to obtain such financing in view of its credit rating and favorable experiences in the debt market in the past. In addition to the available credit lines mentioned above, the Company may sell up to $50 million of debt or equity securities under shelf registration statements filed with the Securities and Exchange Commission.

Inflation

      The Company does not believe its operations have been materially affected by inflation. The Company has been successful, in many cases, in mitigating the effects of merchandise cost increases principally through economies of scale resulting from increased volumes of purchases, selective forward buying and the use of alternative suppliers.

Seasonality and Quarterly Periods

      The Company's business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August, in which average weekly per store sales historically have been about 15% to 25% higher than in the slowest months of December through February. The Company's business is also affected by weather conditions. Extremely hot or extremely cold weather tends to enhance sales by causing parts to fail and spurring sales of seasonal products. Mild or rainy weather tends to soften sales as parts' failure rates are lower in mild weather and elective maintenance is deferred during periods of rainy weather.

      Each of the first three quarters of AutoZone's fiscal year consists of twelve weeks and the fourth quarter consists of sixteen weeks. Because the fourth quarter contains the seasonally high sales volume and consists of sixteen weeks, compared to twelve weeks for each of the first three quarters, the Company's fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal 2000 represented 33.3% of annual net sales and 39.3% of net income; the fourth quarter of fiscal 1999 represented 33.8% of annual net sales and 40.3% of net income.

Forward-Looking Statements

      Certain statements contained in the Financial Review and elsewhere in this annual report are forward-looking statements. These statements discuss, among other things, expected growth, domestic and international development and expansion strategy, business strategies and future performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including without limitation, competition, product demand, domestic and international economies, the ability to hire and retain qualified employees, consumer debt levels, inflation and the weather. Actual results may materially differ from anticipated results. For more information, please see the Risk Factors section of the Company's most recent Form 10-K as filed with the Securities and Exchange Commission.

Consolidated Statements of Income

	Year Ended (52 Weeks)

	August 26,	August 28,	August 29,
	2000	1999	1998

	(in thousands, except per share data)

Net sales	$4,482,696	$4,116,392	$3,242,922

Cost of sales, including warehouse and delivery expenses	2,602,386	2,384,970	1,889,847

Operating, selling, general and administrative expenses	1,368,290	1,298,327	970,768

Operating profit	512,020	433,095	382,307

Interest expense - net	76,830	45,312	18,204

Income before income taxes	435,190	387,783	364,103

Income taxes	167,600	143,000	136,200

Net income	$267,590	$244,783	$227,903

Weighted average shares for basic earnings per share	132,945	149,014	152,160

Effect of dilutive stock equivalents	924	1,243	1,910

Adjusted weighted average shares for diluted earnings per share	133,869	150,257	154,070

Basic earnings per share	$2.01	$1.64	$1.50

Diluted earnings per share	$2.00	$1.63	$1.48

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

	August 26,	August 28,
	2000	1999

	(in thousands, except per share data)
Assets

Current assets:

Cash and cash equivalents	$6,969	$5,918

Accounts receivable	21,407	25,917

Merchandise inventories	1,108,978	1,129,693

Prepaid expenses	30,214	33,468

Deferred income taxes	19,212	30,088

Total current assets	1,186,780	1,225,084

Property and equipment:

Land	458,217	390,920

Buildings and improvements	1,149,900	1,003,308

Equipment	484,967	438,855

Leasehold improvements and interests	117,452	102,646

Construction in progress	109,840	153,323

	2,320,376	2,089,052

Less accumulated depreciation and amortization	561,936	450,566

	1,758,440	1,638,486

Other assets:

Cost in excess of net assets acquired, net of accumulated amortization of $24,192 in 2000, and $15,375 in 1999	324,494	337,261

Deferred income taxes	52,182	76,412

Other assets	11,322	7,524

	387,998	421,197

	$3,333,218	$3,284,767

Liabilities and Stockholders' Equity

Current liabilities:

Accounts payable	$788,825	$757,447

Accrued expenses	227,682	230,036

Income taxes payable	18,037	13,071

Total current liabilities	1,034,544	1,000,554

Long-term debt	1,249,937	888,340

Other liabilities	56,558	72,072

Commitments and contingencies (See notes H and I)

Stockholders' equity:
Preferred stock, authorized 1,000 shares; no shares issued

Common stock, par value $.01 per share, authorized 200,000 shares; 154,328 shares issued and 121,510 shares outstanding in 2000 and 153,963 shares issued and 144,353 shares outstanding in 1999	1,543	1,540
Additional paid-in-capital	301,901	289,084

Notes receivable from officers	(4,463)

Retained earnings	1,564,118	1,296,528

Accumulated other comprehensive loss	(5)	(3)

Treasury stock, at cost	(870,915)	(263,348)

Total stockholders' equity	992,179	1,323,801

	$3,333,218	$3,284,767

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Year Ended (52 Weeks)

	August 26,	August 28,	August 29,
	2000	1999	1998

	(in thousands)
Cash flows from operating activities:

Net income	$267,590	$244,783	$227,903

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization of property and equipment	117,932	122,221	95,464

Amortization of intangible and other assets	8,868	6,310	1,135

Deferred income tax expense	39,338	42,929	20,241

Income tax benefit realized from exercise of options	4,050	4,300	16,200

Net change in accounts receivable and prepaid expenses	7,764	20,399	(15,260)

Net change in merchandise inventories	20,715	(201,553)	(47,285)

Net increase in accounts payable and accrued expenses	61,382	70,304	127,683

Net change in income taxes payable and receivable	4,966	13,367	(22,230)

Net change in other assets and liabilities	(19,645)	(11,392)	(20,813)

Net cash provided by operating activities	512,960	311,668	383,038

Cash flows from investing activities:

Acquisitions			(100,031)

Capital expenditures and real estate purchased from Pep Boys	(249,657)	(428,315)	(337,202)

Disposal of capital assets	11,771

Notes receivable from officers	(4,463)

Net cash used in investing activities	(242,349)	(428,315)	(437,233)

Cash flows from financing activities:

Repayment of acquired companies' debt			(265,429)

Increase in commercial paper	234,300	228,00	305,000

Proceeds from debentures/notes		148,913	197,751

Net increase (decrease) in unsecured bank loans	120,000	(34,050)	(164,350)

Net proceeds from sale of common stock	5,455	7,266	11,492

Purchase of treasury stock	(639,925)	(234,602)	(28,746)

Other	10,610	407	173

Net cash provided by (used in) financing activities	(269,560)	115,934	55,891

Net increase (decrease) in cash and cash equivalents	1,051	(713)	1,696

Cash and cash equivalents at beginning of year	5,918	6,631	4,668

Cash provided by acquisitions			267

Cash and cash equivalents at end of year	$6,969	$5,918	$6,631

Supplemental cash flow information:

Interest paid, net of interest cost capitalized	$74,745	$41,533	$17,042

Income taxes paid	$123,036	$93,073	$122,529

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

					Accumulated
		Additional			Other
	Common	Paid-in	Notes	Retained	Comprehensive	Treasury
	Stock	Capital	Receivable	Earnings	Loss	Stock	Total

	(in thousands)
Balance at August 30, 1997	$1,513	$249,853	$	$823,842	$	$	$1,075,208

Net income				227,903			227,903

Comprehensive income							227,903

Purchase of 953 shares of treasury stock						(28,746)	(28,746)

Sale of 1,726 shares of common stock under stock option and stock purchase plans	17	11,475					11,492

Tax benefit of exercise of stock options		16,200					16,200

Balance at August 29, 1998	1,530	277,528		1,051,745		(28,746)	1,302,057

Net income				244,783			244,783

Foreign currency translation adjustment					(3)		(3)

Comprehensive income							244,780

Purchase of 8,657 shares of treasury stock						(234,602)	(234,602)

Sale of 924 shares of common stock under stock option and stock purchase plans	10	7,256					7,266

Tax benefit of exercise of stock options		4,300					4,300

Balance at August 28, 1999	1,540	289,084		1,296,528	(3)	(263,348)	1,323,801

Net income				267,590			267,590

Foreign currency translation adjustment					(2)		(2)

Comprehensive income							267,588

Issuance of Notes Receivable from officers			(4,463)				(4,463)

Purchase of 23,208 shares of treasury stock		3,315				(607,567)	(604,252)

Sale of 361 shares of common stock under stock option and stock purchase plans	3	5,452					5,455

Tax benefit of exercise of stock options		4,050					4,050

Balance at August 26, 2000	$1,543	$301,901	$(4,463)	$1,564,118	$(5)	$(870,915)	$992,179

See Notes to Consolidated Financial Statements

Notes To Consolidated Financial Statements

Note A - Significant Accounting Policies

      Business: The Company is principally a specialty retailer of automotive parts and accessories. At the end of fiscal 2000, the Company operated 2,915 domestic auto parts stores in 42 states and 13 auto parts stores in Mexico. In addition, the Company sells heavy duty truck parts and accessories through its 49 TruckPro stores in 15 states, automotive diagnostic and repair software through ALLDATA and diagnostic and repair information through alldatadiy.com.

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

      Intangible Assets: The cost in excess of fair value of net assets of businesses acquired is recorded as goodwill and is amortized on a straight-line basis over 40 years. The Company continually evaluates the carrying value of goodwill. Any impairments would be recognized when the expected future undiscounted operating cash flows derived from such goodwill is less than its carrying value.

      Preopening Expenses: Preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

      Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense, net of vendor rebates, was approximately $14,445,000 in fiscal 2000, $21,857,000 in fiscal 1999 and $30,109,000 in fiscal 1998.

      Warranty Costs: The Company provides the consumer with a warranty on certain products. Estimated warranty obligations are provided at the time of sale of the product.

      Financial Instruments: The Company has certain financial instruments which include cash, accounts receivable and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. The Company uses derivative financial instruments for purposes other than trading to minimize the risk associated with financing activities. Settlements of interest rate swaps are accounted for by recording the net interest received or paid as an adjustment to interest expense. Gains or losses resulting from market movements are not recognized. Contracts that effectively meet risk reduction and correlation criteria are recorded using hedge accounting. Hedges of anticipated transactions are deferred and recognized when the hedged transaction occurs. Gains or losses resulting from equity instrument contracts are recognized through stockholders' equity when they are settled.

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

      Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates.

      Earnings Per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding shares adjusted for the effect of common stock equivalents.

      Revenue Recognition: The Company recognizes sales revenue at the time the sale is made.

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

      Comprehensive Income: The Company reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." Other comprehensive income includes foreign currency translation adjustments.

      Disclosures about Segments of an Enterprise and Related Information: The Company reports segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

      Pensions and other Postretirement Benefits: The Company reports pension and other postretirement benefits in accordance with SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."

      Internal use Software Costs: The Company complies with Statement of Position (SOP) 98-1, "Accounting for the Costs of Developing or Obtaining Internal Use Software." This SOP requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal-use. SOP 98-1 did not have a material impact on the Company's results of operations or financial position.

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

      Additionally, In June 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 138 amends SFAS No. 133 and must be adopted concurrently with the Company's adoption of SFAS No. 133. The Company does not believe the amendment will affect its implementation of SFAS No. 133.

      Reclassifications: Certain prior year amounts have been reclassified to conform with the fiscal 2000 presentation.

Note B - Accrued Expenses

      Accrued expenses consist of the following:

	August 26,	August 28,
	2000	1999

	(in thousands)
Medical and casualty insurance claims	$54,970	$48,111

Accrued compensation and related payroll taxes	49,137	41,345

Property and sales taxes	33,341	48,181

Accrued warranty	50,182	32,950

Other	40,052	59,449

	$227,682	$230,036

Note C - Income Taxes

      At August 26, 2000, the Company has net operating loss carryforwards (NOLs) of approximately $41 million that expire in years 2001 through 2017. These carryforwards resulted from the Company's acquisition of ALLDATA Corporation during fiscal 1996, Chief Auto Parts, Inc. and ADAP, Inc. (which had been doing business as "Auto Palace") in fiscal 1998. The use of the NOLs is limited to future taxable earnings of these companies and is subject to annual limitations. A valuation allowance of $9,297,000 in fiscal 2000 and $10,813,000 in fiscal 1999 relates to those carryforwards.

      The provision for income tax expense consists of the following:

	Year Ended

	August 26,	August 28,	August 29,
	2000	1999	1998

	(in thousands)
Current:

Federal	$119,259	$90,018	$103,810

State	9,003	10,053	12,149

	128,262	100,071	115,959

Deferred:

Federal	35,762	38,999	19,665

State	3,576	3,930	576

	39,338	42,929	20,241

	$167,600	$143,000	$136,200

      Significant components of the Company's deferred tax assets and liabilities are as follows:

	August 26,	August 28,
	2000	1999

	(in thousands)
Deferred tax assets:

Net operating loss and credit carryforwards	$20,191	$22,296

Insurance reserves	17,089	15,938

Warranty reserves	19,807	12,701

Accrued vacation	5,092	4,779

Closed store reserves	20,315	25,970

Inventory reserves	4,138	11,562

Legal reserves	5,298	4,263

Property and equipment		2,688

Other	6,735	22,469

	98,665	122,666

Less valuation allowance	9,297	10,813

	89,368	111,853

Deferred tax liabilities:

Property and equipment	11,062

Property taxes	6,912	5,353

	17,974	5,353

Net deferred tax assets	$71,394	$106,500

      A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

	August 26,	August 28,	August 29,
	2000	1999	1998

	(in thousands)
Expected tax at statutory rate	$152,317	$135,724	$127,436

State income taxes, net	8,176	9,089	8,271

Other	7,107	(1,813)	493

	$167,600	$143,000	$136,200

Note D - Financing Arrangements

      The Company's long-term debt as of August 26, 2000, and August 28, 1999, consisted of the following (in thousands):

	August 26,	August 28,
	2000	1999

6% Notes due November 2003	$150,000	$150,000

6.5% Debentures due July 2008	190,000	200,000

Commercial paper, weighted average interest rate of 6.8% at August 26, 2000 and 5.4% at August 28, 1999	767,300	533,000

Unsecured bank loans	120,000

Other	22,637	5,340

	$1,249,937	$888,340

      In November 1998, the Company sold $150 million of 6% Notes due November 2003, at a discount. Interest on the Notes is payable semi-annually on May 1 and November 1 each year. In July 1998, the Company sold $200 million of 6.5% Debentures due July 2008, at a discount. Interest on the Debentures is payable semi-annually on January 15 and July 15 of each year. Proceeds from the Notes and Debentures were used to repay portions of the Company's long-term variable rate bank debt and for general corporate purposes. In July 2000, the Company purchased $10 million of its 6.5% Debentures due July 2008, resulting in a $1.9 million gain.

      The Company has a commercial paper program that allows borrowing up to $1.3 billion. In connection with the program, the Company has a 5-year credit facility with a group of banks for up to $650 million that has been extended until May 2005, and a 364-day $650 million credit facility with another group of banks. The 364-day facility includes a renewal feature as well as an option to extinguish the then outstanding debt one year from the maturity date. Borrowings under the commercial paper program reduce availability under the credit facilities. Commercial paper borrowings at August 26, 2000, are classified as long-term debt as the Company has the ability and intention to refinance them on a long-term basis.

      The rate of interest payable under the credit facilities is a function of the London Interbank Offered Rate (LIBOR), the lending bank's base rate (as defined in the agreement), or a competitive bid rate at the option of the Company. The Company has agreed to observe certain covenants under the terms of its credit agreements, including limitations on total indebtedness, restrictions on liens and minimum fixed charge coverage.

      As of August 26, 2000, the Company had unsecured bank loans with maturity dates from August 2000 to September 2000 and interest rates ranging from 6.63% to 6.83%. Subsequent to the end of the fiscal year, the Company refinanced this debt with financing arrangements totaling $150 million with maturity dates ranging from November 2000 to March 2001 and interest rates ranging from 6.94% to 7.44%. The Company classifies its unsecured bank loans as long-term as it has the ability and intention to refinance them on a long-term basis.

      All of the Company's long-term debt is unsecured, except for $17 million which is collateralized by property. Maturities of long-term debt are $237.3 million for fiscal 2002, $150 million for fiscal 2004 and $862.6 million thereafter.

      Interest costs of $2,773,000 in fiscal 2000, $2,762,000 in fiscal 1999, and $2,280,000 in fiscal 1998 were capitalized.

      The estimated fair value of the 6.5% Debentures and the 6% Notes, which are both publicly traded, was approximately $157 million and $136 million, respectively, based on the estimated market price at August 26, 2000. The estimated fair value of the 6.5% Debentures and the 6% Notes, which are both publicly traded, was approximately $184 million and $143 million, respectively, based on the estimated market price at August 28, 1999. The estimated fair values of all other long-term borrowings approximate their carrying values primarily because they are short-term or have variable interest rates.

Note E - Stock Repurchase Program

      As of August 26, 2000, the Board of Directors had authorized the Company to repurchase up to $1.25 billion of common stock in the open market. In fiscal 2000, the Company repurchased 23.2 million shares of its common stock at an aggregate cost of $607.6 million. Since fiscal 1998, the Company has repurchased a total of 32.8 million shares at an aggregate cost of $870.9 million. At times, the Company utilizes equity instrument contracts to facilitate its repurchase of common stock. At August 26, 2000, the Company held equity instrument contracts that relate to the purchase of approximately 11.6 million shares of common stock at an average cost of $24.11 per share.

      Subsequent to year-end, the Company repurchased 4.5 million shares in settlement of certain equity instrument contracts outstanding at August 26, 2000 at an average cost of $26.54 per share.

Note F - Employee Stock Plans

      The Company has granted options to purchase common stock to certain employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. Options generally become exercisable in a three to seven year period, and expire after 10 years. A summary of outstanding stock options is as follows:

	Wtd. Avg.	Number
	Exercise Price	of Shares

Outstanding August 30, 1997	$19.84	10,599,254

Granted	31.13	1,692,272

Exercised	7.39	(1,738,882)

Canceled	25.40	(795,780)

Outstanding August 29, 1998	23.56	9,756,864

Granted	29.23	2,081,125

Exercised	12.87	(596,274)

Canceled	28.43	(741,309)

Outstanding August 28, 1999	24.95	10,500,406

Granted	25.96	1,960,256

Exercised	7.13	(520,186)

Canceled	28.27	(1,172,854)

Outstanding August 26, 2000	$25.64	10,767,622

      The following table summarizes information about stock options outstanding at August 26, 2000:

		Options Outstanding		Options Exercisable

		Wtd. Avg.	Wtd. Avg.		Wtd. Avg.
Range of Exercise	No. of	Exercise	Contractual	No. of	Exercise
Price	Options	Price	Life (in years)	Options	Price

$ 3.40 - 23.00	2,224,455	$18.51	5.55	1,025,257	$15.39

23.06 - 25.13	2,733,099	24.76	6.44	798,484	25.05

25.25 - 27.38	2,307,773	26.13	4.83	1,419,045	25.73

27.63 - 31.38	2,181,008	28.97	7.55	216,280	28.34

31.50 - 35.13	1,321,287	33.14	7.87	61,963	34.80

$ 3.40 - 35.13	10,767,622	$25.64	6.31	3,521,029	$22.89

      Options to purchase 3,521,029 shares at August 26, 2000, 2,401,296 shares at August 28, 1999, and 1,942,510 shares at August 29, 1998, were exercisable. Shares reserved for future grants were 5,056,805 at August 26, 2000, 6,176,283 at August 28, 1999 and 2,699,468 at August 29, 1998.

      Pro forma information is required by SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and accordingly, no compensation expense for stock options has been recognized. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The effects of applying SFAS No. 123 and the results obtained through the use of the Black-Scholes option pricing model in this pro forma disclosure are not necessarily indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal 1996.

	Year Ended

	August 26,	August 28,	August 29,
	2000	1999	1998

Net Income ($000) As reported	$267,590	$244,783	$227,903

Pro forma	$258,374	$234,898	$221,803

Basic earnings per share As reported	$2.01	$1.64	$1.50

Pro forma	$1.95	$1.58	$1.46

Diluted earnings per share As reported	$2.00	$1.63	$1.48

Pro forma	$1.93	$1.57	$1.44

      The weighted-average fair value of the stock options granted during fiscal 2000 was $11.92, during fiscal 1999 was $12.74 and during fiscal 1998 was $12.17. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 2000, 1999 and 1998: expected price volatility of .34 to .37; risk-free interest rates ranging from 4.56 to 6.18 percent; and expected lives between 4.67 and 8.67 years.

      The Company also has an employee stock purchase plan under which all eligible employees may purchase common stock at 85% of fair market value (determined quarterly) through regular payroll deductions. In fiscal 2000, maximum permitted annual purchases were increased from $4,000 to $15,000 per employee or 10% of compensation, whichever is less. Under the plan, 275,701 shares were sold in fiscal 2000 and 268,554 shares were sold in fiscal 1999. The Company repurchased 161,443 shares in fiscal 2000 and 210,525 shares in fiscal 1999 for sale under the plan. A total of 1,023,356 shares of common stock is reserved for future issuance under this plan.

      During 1998, the Company adopted the 1998 Directors Stock Option Plan. Under the stock option plan, each non-employee director will receive an option to purchase 1,500 shares of common stock on January 1 of each year. In addition, as long as the non-employee director owns common stock valued at least equal to five times the value of the annual fee paid to such director, that director will receive an additional option to purchase 1,500 shares as of January 1 of each year. New directors receive options to purchase 3,000 shares.

      In 1998, the Company adopted the Directors Compensation Plan. Under this plan, a director may receive no more than one-half of the annual and meeting fees immediately in cash, and the remainder of the fees must be taken in either common stock or the fees may be deferred in units with value equivalent to the value of shares of common stock as of the grant date ("stock appreciation rights").

      Stock options that could potentially dilute basic earnings per share in the future, which were not included in the fully diluted computation because they would have been antidilutive, were 7,459,509 at August 26, 2000, 3,588,064 at August 28, 1999, and 261,575 at August 29, 1998.

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

      The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements (in thousands):

	August 26,	August 28,
	2000	1999

Change in benefit obligation:

Benefit obligation at beginning of year	$64,863	$53,971

Service cost	9,778	8,022

Interest cost	4,523	3,727

Plan amendments	854

Actuarial losses/(gains)	(12,897)	327

Benefits paid	(1,314)	(1,184)

Benefit obligation at end of year	65,807	64,863

Change in plan assets:

Fair value of plan assets at beginning of year	54,763	54,565

Actual return on plan assets	2,851	3,488

Company contributions (refunds)	9,481	(1,741)

Benefits paid	(1,314)	(1,184)

Administrative expenses	(402)	(365)

Fair value of plan assets at end of year	65,379	54,763

Reconciliation of funded status:

Funded status of the plan (underfunded)	(428)	(10,100)

Unrecognized net actuarial losses	768	11,037

Unamortized prior service cost	(3,869)	(5,329)

Accrued benefit cost	$(3,529)	$(4,392)

	August 26,	August 28,	August 29,
	2000	1999	1998

Components of net periodic benefit cost:

Service cost	$9,778	$8,022	$7,001

Interest cost	4,523	3,727	3,047

Expected return on plan assets	(5,617)	(5,001)	(4,090)

Amortization of prior service cost	(605)	(606)	(292)

Amortization of transition obligation			(118)

Recognized net actuarial losses	540	451

	$8,619	$6,593	$5,548

      The actuarial present value of the projected benefit obligation was determined using weighted-average discount rates of 8% at August 26, 2000 and 7% at August 28, 1999. The assumed increases in future compensation levels were generally 5-10% based on age in fiscal 2000, 1999 and 1998. The expected long-term rate of return on plan assets was 9.5% at August 26, 2000, August 28, 1999 and August 29, 1998. Prior service cost is amortized over the estimated average remaining service lives of the plan participants, and the unrecognized actuarial gain or loss is amortized over five years.

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

      Rental expense was $95,715,000 for fiscal 2000, $96,150,000 for fiscal 1999, and $56,410,000 for fiscal 1998. Percentage rentals were insignificant.

      Minimum annual rental commitments under non-cancelable operating leases are as follows at the end of fiscal 2000 (in thousands):

Year	Amount

2001	$116,674

2002	103,597

2003	88,648

2004	70,406

2005	54,179

Thereafter	182,969

$616,473

Note I - Commitments and Contingencies

      Construction commitments, primarily for new stores, totaled approximately $44 million at August 26, 2000.

      AutoZone, Inc., is a defendant in a class action lawsuit entitled "Melvin Quinnie on behalf of all others similarly situated v. AutoZone, Inc., and DOES 1 through 100, inclusive" filed in the Superior Court of California, County of Los Angeles, in November 1998. The plaintiff claims that the defendants failed to pay overtime to store managers as required by California law and failed to pay terminated managers in a timely manner as required by California law. The plaintiff is seeking injunctive relief, restitution, statutory penalties, prejudgment interest, and reasonable attorneys' fees, expenses and costs. On April 3, 2000, the court certified the class as consisting of all AutoZone store managers, and Chief managers who became AutoZone employees in standardized stores on January 1, 1999, for their claims since January 1, 1999, only. The Company is unable to predict the outcome of this lawsuit at this time, but believes that the potential damages recoverable by any single plaintiff are minimal. However, if the plaintiff class were to prevail on all of its claims, the aggregate amount of damages could be substantial. The Company is vigorously defending against this action.

      AutoZone, Inc., and its wholly-owned subsidiary, Chief Auto Parts Inc., are defendants in a purported class action lawsuit entitled "Paul D. Rusch, on behalf of all others similarly situated, v. Chief Auto Parts Inc., and AutoZone, Inc." filed in the Superior Court of California, County of Los Angeles, in May 1999. The plaintiffs claim that the defendants have failed to pay their store managers overtime pay from March 1997 to present. The plaintiffs are seeking back overtime pay, interest, an injunction against the defendants committing such practices in the future, costs and attorneys' fees. The Company is unable to predict the outcome of this lawsuit at this time, but believes that the potential damages recoverable by any single plaintiff are minimal. However, if the plaintiff class were to be certified and prevail on all of its claims, the aggregate amount of damages could be substantial. The Company is vigorously defending against this action.

      AutoZone, Inc., is a defendant in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et al., v. AutoZone, Inc., et al.", filed in the U.S. District Court for the Eastern District of New York on February 16, 2000. The case was filed by over 100 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers, against eight defendants, which are principally automotive aftermarket parts retailers. The plaintiffs claim that the defendants have knowingly received volume discounts, rebates, slotting and other allowances, fees, free inventory, sham advertising and promotional payments, a share in the manufacturers' profits, and excessive payments for services purportedly performed for the manufacturers in violation of the Robinson-Patman Act. Plaintiffs seek approximately $1 billion in damages (including statutory trebling) and a permanent injunction prohibiting defendants from committing further violations of the Robinson-Patman Act and from opening up any further stores to compete with plaintiffs as long as defendants continue to violate the Act. The Company believes this suit to be without merit and will vigorously defend against it.

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

      Results of operations for acquisitions are included with the Company since the respective acquisition dates. The purchase method of accounting for acquisitions was utilized and, therefore, the acquired assets and liabilities were recorded at their estimated fair values at the date of acquisition. The goodwill associated with these transactions is being amortized over 40 years.

      The fair value of assets and liabilities recorded as a result of the fiscal 1999 and 1998 transactions as well as fiscal 1999 purchase accounting adjustments are as follows (in thousands):

	Year Ended

	August 28,	August 29,
	1999	1998

Cash and cash equivalents	$	$267

Receivables		22,786

Inventories	(38,420)	209,829

Property and equipment	12,886	104,640

Goodwill	162,225	166,013

Deferred income taxes	83,955	56,388

Accounts payable	(992)	(106,947)

Accrued liabilities	(58,213)	(52,826)

Debt		(271,273)

Other	(53,441)	(28,846)

Total cash purchase price	$108,000	$100,031

      The following unaudited pro forma results of operations assume that the fiscal 1998 acquisitions and the related financing transactions occurred at the beginning of the period presented.

Year Ended

August 29,
1998

(in thousands, except
per share data)
Net sales	$3,758,700

Net income	221,200

Diluted earnings per share	1.44

      The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the business combinations and related transactions been consummated as of the beginning of the period presented, nor is it necessarily indicative of future operating results.

      During fiscal 1999, the Company recorded reserves for closed stores of approximately $75 million and charged lease and related costs of approximately $12 million in fiscal 2000 and $15 million in fiscal 1999 against these reserves.

Report of Independent Auditors

Stockholders
AutoZone, Inc.,

      We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 26, 2000 and August 28, 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 26, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. at August 26, 2000 and August 28, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 26, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Memphis, Tennessee
September 19, 2000