Form 10-K/A, Exhibit 13
period 2001-08-25
AUTOZONE INC
filed 2002-03-04
CIK 866787

The following pages are excerpted from AutoZone, Inc.'s Annual Report to Stockholders for the fiscal year ended August 25, 2001.


<<     TEN-YEAR REVIEW

                                             5-Year         10-Year
(in thousands, except per share data        Compound       Compound
and selected operating data)                Growth (3)     Growth (3)       2001 (2)           2000             1999
INCOME STATEMENT DATA

Net sales                                         17%              19%     $ 4,818,185      $ 4,482,696      $ 4,116,392
Cost of sales, including warehouse and
  delivery expenses                                                          2,804,896        2,602,386        2,384,970
Operating, selling, general and
  administrative expenses                                                    1,625,598        1,368,290        1,298,327
                                                                           -----------      -----------      -----------
Operating profit                                  15%              21%         387,691          512,020          433,095
Interest income (expense) - net                                               (100,665)         (76,830)         (45,312)
                                                                           -----------      -----------      -----------
Income before income taxes                        11%              20%         287,026          435,190          387,783
Income taxes                                                                   111,500          167,600          143,000
                                                                           -----------      -----------      -----------
Net income                                        10%              20%     $   175,526      $   267,590      $   244,783
                                                                           ===========      ===========      ===========
Diluted earnings per share                        16%              22%     $      1.54      $      2.00      $      1.63
                                                                           ===========      ===========      ===========

Adjusted weighted average shares for
   diluted earnings per share                                                  113,801          133,869          150,257
                                                                           ===========      ===========      ===========
BALANCE SHEET DATA
Current assets                                                             $ 1,328,511      $ 1,186,780      $ 1,225,084
Working capital                                                                 61,857          152,236          224,530
Total assets                                                                 3,432,512        3,333,218        3,284,767
Current liabilities                                                          1,266,654        1,034,544        1,000,554
Debt                                                                         1,225,402        1,249,937          888,340
Stockholders' equity                                                           866,213          992,179        1,323,801

SELECTED OPERATING DATA
Number of domestic auto parts stores
  at beginning of year                                                           2,915            2,711            2,657
   New stores                                                                      107              208              245
   Replacement stores                                                               16               30               59
   Closed stores                                                                     3                4              191
   Net new stores                                                                  104              204               54
Number of domestic auto parts stores
  at end of year                                                                 3,019            2,915            2,711
Total domestic auto parts store
  square footage (000s)                                                         19,377           18,719           17,405
Percentage increase in domestic auto
  parts store square footage                                                         4%               8%               5%
Percentage increase in domestic auto
  parts comparable store net sales (4)                                               4%               5%               5%
Average net sales per domestic auto
  parts store (000s)                                                       $     1,543      $     1,517      $     1,465
Average net sales per domestic auto
  parts store square foot                                                  $       240      $       236      $       232
Total employment                                                                44,557           43,164           40,483
Gross profit - percentage of sales                                                41.8%            41.9%            42.1%
Operating profit - percentage of sales                                             8.0%            11.4%            10.5%
Net income - percentage of sales                                                   3.6%             6.0%             5.9%
Debt-to-capital - percentage                                                      58.6%            55.7%            40.2%
Inventory turnover                                                                2.39 x           2.32 x           2.28 x
Net inventory turnover (5)                                                        9.09 x           7.52 x           7.28 x
Return on average equity                                                            19%              23%              19%

(1) 53 weeks. Comparable store sales, average net sales per store and average net sales per store square foot for fiscal year 1996 and 1991 have been adjusted to exclude net sales for the 53rd week.

(2) Fiscal year 2001 operating results include pretax restructuring and impairment charges of $156.8 million, or $0.84 per share after tax.

(3) Excludes impact of pretax restructuring and impairment charges of $156.8 million in fiscal 2001.

(4) Comparable same store sales for fiscal years 1994 through 2001 are based on increase in sales for domestic auto parts stores open at least one year. All other periods are increases in sales for stores open since the beginning of the preceding fiscal year.

(5) Net inventory turnover is calculated as cost of sales divided by the average of beginning and ending merchandise inventories less accounts payable.


                                     Fiscal Year Ended August
    1998           1997        1996 (1)         1995           1994           1993           1992         1991 (1)


$ 3,242,922    $ 2,691,440   $ 2,242,633    $ 1,808,131    $ 1,508,029    $ 1,216,793    $ 1,002,327    $   817,962

  1,889,847      1,559,296     1,307,638      1,057,033        886,068        731,971        602,956        491,261

    970,768        810,793       666,061        523,440        431,219        344,060        295,701        247,355
-----------    -----------   -----------    -----------    -----------    -----------    -----------    -----------
    382,307        321,351       268,934        227,658        190,742        140,762        103,670         79,346
    (18,204)        (8,843)       (1,969)           623          2,244          2,473            818         (7,295)
-----------    -----------   -----------    -----------    -----------    -----------    -----------    -----------
    364,103        312,508       266,965        228,281        192,986        143,235        104,488         72,051
    136,200        117,500        99,800         89,500         76,600         56,300         41,200         27,900
-----------    -----------   -----------    -----------    -----------    -----------    -----------    -----------
$   227,903    $   195,008   $   167,165    $   138,781    $   116,386    $    86,935    $    63,288    $    44,151
===========    ===========   ===========    ===========    ===========    ===========    ===========    ===========
$      1.48    $      1.28   $      1.11    $      0.93    $      0.78    $      0.59    $      0.43    $      0.33
===========    ===========   ===========    ===========    ===========    ===========    ===========    ===========


    154,070        152,535       151,238        149,302        148,726        147,608        145,940        134,656
===========    ===========   ===========    ===========    ===========    ===========    ===========    ===========

$ 1,117,090    $   778,802   $   613,097    $   447,822    $   424,402    $   378,467    $   279,350    $   233,439
    257,261        186,350           219         30,273         85,373         92,331         72,270         55,807
  2,748,113      1,884,017     1,498,397      1,111,778        882,102        696,547        501,048        397,776
    859,829        592,452       612,878        417,549        339,029        286,136        207,080        177,632
    545,067        198,400        94,400         13,503          4,252          4,458          7,057          7,246
  1,302,057      1,075,208       865,582        684,710        528,377        396,613        278,120        204,628



      1,728          1,423         1,143            933            783            678            598            538
        952            308           280            210            151            107             82             60
         12             17            31             29             20             20             14              4
         23              3             0              0              1              2              2              0
        929            305           280            210            150            105             80             60

      2,657          1,728         1,423          1,143            933            783            678            598

     16,499         11,611         9,437          7,480          5,949          4,839          4,043          3,458

         42%            23%           26%            26%            23%            20%            17%            14%

          3%             9%            7%             7%            10%             9%            15%            12%

$     1,568    $     1,691   $     1,702    $     1,742    $     1,758    $     1,666    $     1,570    $     1,408

$       238    $       253   $       258    $       269    $       280    $       274    $       267    $       246
     38,526         28,700        26,800         20,200         17,400         15,700         13,200         11,700
      41.7%           42.0%         41.7%          41.5%          41.2%          39.8%          39.8%         39.9%
      11.8%           11.9%         12.0%          12.6%          12.6%          11.5%          10.3%          9.7%
       7.0%            7.2%          7.5%           7.7%           7.7%           7.1%           6.3%          5.4%
      29.5%           15.6%          9.8%           1.9%           0.8%           1.1%           2.5%          3.4%
       2.26 x         2.46 x        2.73 x         2.90 x         2.98 x         3.19 x         2.99 x        2.57 x
       6.96 x         7.53 x       10.72 x        12.35 x        13.81 x        15.02 x         9.30 x        7.77 x
         19%            20%           22%            23%            25%            26%           26%            31%

<<   QUARTERLY SUMMARY
     (UNAUDITED)

                                                                                                   Sixteen
                                                        Twelve Weeks Ended                        Weeks Ended
                                                        ------------------                        -----------
                                           November 18,    February 10,        May 5,              August 25,
(in thousands, except per share data)         2000            2001              2001                  2001
                                              ----            ----              ----                  ----
Net sales                                  $1,063,566      $  973,999      $   1,139,957         $   1,640,663
Increase in comparable store sales                  2%              2%                 5%                    8%
Gross profit                               $  445,565      $  397,333      $     482,578         $     687,813(b)
Operating profit                              110,768          77,280            127,866(a)      $      71,777(b)(c)
Income before income taxes                     87,788          51,736            104,025                43,477
Net income                                     53,788          31,736             63,525                26,477
Basic earnings per share                         0.46            0.28               0.57                  0.24
Diluted earnings per share                       0.46            0.28               0.56                  0.24
Stock price range:
     High                                  $    28.00      $    29.75      $       31.98         $       49.20
     Low                                   $    21.00      $    24.60      $       24.37         $       30.32


                                                                                                    Sixteen
                                                        Twelve Weeks Ended                        Weeks Ended
                                                        ------------------                        -----------
                                           November 20,    February 12,        May 6,              August 26,
(in thousands, except per share data)         1999            2000             2000                  2000
-------------------------------------         ----            ----             ----                  ----
Net sales                                  $1,006,472      $  924,164      $   1,059,415         $   1,492,645
Increase in comparable store sales                  7%              4%                 6%                    3%
Gross profit                               $  421,516      $  388,427      $     449,918         $     620,449
Operating profit                              105,748          80,013            126,684               199,575
Income before income taxes                     91,144          63,561            109,265               171,220
Net income                                     56,044          39,061             67,265               105,220
Basic earnings per share                         0.40            0.28               0.50                  0.85
Diluted earnings per share                       0.40            0.28               0.50                  0.84
Stock price range:
     High                                  $    29.81      $    32.31      $       29.75         $       29.00
     Low                                   $    23.69      $    23.25      $       21.13         $       21.75


(a)  Includes pretax impairment charges of $5.2 million.

(b) Includes pretax inventory writedowns resulting from restructuring initiatives of $30.1 million.

(c)  Includes pretax impairment and restructuring charges of $121.5 million.

<<   FINANCIAL REVIEW

The following table sets forth income statement data of the Company expressed as a percentage of net sales for the periods indicated:

                                                  Fiscal Year Ended
                                                  -----------------
                                         August 25,    August 26,   August 28,
                                            2001         2000         1999
                                            ----         ----         ----
Net sales                                  100.0%       100.0%       100.0%
Cost of sales, including warehouse
   and delivery expenses                    58.2         58.1         57.9
                                           -----        -----        -----
Gross profit                                41.8         41.9         42.1
Operating, selling, general
   and administrative expenses              31.1         30.5         31.6
Restructuring and impairment charges         2.7
                                           -----        -----        -----
Operating profit                             8.0         11.4         10.5
Interest expense - net                       2.1          1.7          1.1
Income taxes                                 2.3          3.7          3.5
                                           -----        -----        -----
Net income                                   3.6%         6.0%         5.9%
                                           =====        =====        =====


RESULTS OF OPERATIONS

For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following Financial Review should be read in conjunction with the consolidated financial statements presented in this annual report.


RESTRUCTURING AND IMPAIRMENT CHARGES

In June 2001, the Company announced initiatives designed to further the creation of shareholder value and improve return on capital. The effects of restructuring and impairment charges on income before income taxes of $156.8 million are summarized as follows and discussed in detail below:

         (in thousands)
         Income before taxes, excluding restructuring and impairment charges           $443,848
         Restructuring and impairment charges
           Cost of sales:
             Inventory rationalization                                                   30,133
           Restructuring and impairment charges:
             Writedown of assets                                                         87,685
             Accrual of lease obligations                                                29,576
             Contract settlements/terminations                                            6,713
             Severance and other                                                          2,715
                                                                                       --------
         Total charges                                                                  156,822
                                                                                       --------
         Income before taxes as reported                                               $287,026
                                                                                       ========

As a result of a strategic planning process begun during the third quarter of 2001, the Company established a 15% after-tax return threshold for all current and future investments. All of the Company's assets, including long-lived assets and real estate projects in process, were examined to identify those not meeting the revised hurdle rate. A charge of $5.2 million was recorded in the third quarter related to abandoned real estate projects in process identified during this review. The review was completed in the fourth quarter, resulting in additional restructuring and impairment charges of $151.6 million.

The Company completed its evaluation of store performance and determined that 51 domestic auto parts stores were not meeting acceptable operating targets, which represents less than two percent of the chain. A reserve of $4.3 million has been established principally for lease commitments for stores to be closed and a writedown of $12.5 million has been recorded on the fixed assets in such stores to reduce carrying value to fair value. The effect of suspending depreciation on these assets was not material in fiscal 2001. Additionally, a reserve of $2.1 million was established for estimated inventory losses expected in closed stores. These stores are scheduled to be closed during fiscal 2002. The Company also evaluated all real estate projects in process and excess properties. These assets have been written down to the lower of carrying value or fair value less cost to sell, resulting in charges of $21.0 million for asset writedowns and $18.3 million for net lease obligations. The Company is actively marketing the assets held for sale through the use of internal resources and outside agents. Management intends to dispose of all assets held for sale within the next 12 months.

Additional impairment charges of $25.0 million were taken related primarily to fixed assets associated with the closure of a supply depot in Memphis, Tennessee, abandoned or discontinued technology-related assets and assets abandoned due to reorganization of departments within the Store Support Center. The Company also established a reserve of $7.0 million principally for lease commitments associated with the closure of the supply depot and for the office building recently leased by the Company's ALLDATA subsidiary that will not be occupied.

The Company has made a decision to sell TruckPro, its heavy-duty truck parts subsidiary. The Company has engaged an investment banking firm to assist in identifying a buyer for TruckPro and to facilitate the transaction. Based on preliminary offers received, the Company has recorded asset writedowns and contractual obligations aggregating $29.9 million. The Company expects to enter into a definitive agreement to sell TruckPro before the end of calendar year 2001.

The Company has implemented changes in its marketing and merchandising strategies. The new strategies include reducing quantities of product on hand in excess of anticipated needs and decisions to discontinue certain merchandise. This has resulted in an inventory rationalization charge of $28.0 million. Discontinued inventory will be recalled and disposed of during the first quarter of fiscal 2002.

After considering the effect of income taxes, the impact of these restructuring and impairment charges on net earnings was $95.8 million. The remaining Results of Operations discussion excludes the restructuring and impairment charges discussed above because the effects of these charges are not comparable on a year-over-year basis.

FISCAL 2001 COMPARED TO FISCAL 2000

Net sales for fiscal 2001 increased by $335.5 million or 7.5% over net sales for fiscal 2000. Same store sales, or sales for domestic auto parts stores opened at least one year, increased 4%. As of August 25, 2001, the Company had 3,019 domestic auto parts stores in operation compared with 2,915 at August 26, 2000.

Gross profit for fiscal 2001, excluding nonrecurring charges, was $2.0 billion, or 42.4% of net sales, compared with $1.9 billion, or 41.9% of net sales, for fiscal 2000. The increase in the gross profit percentage was primarily due to a shift in sales mix to higher gross margin products in the current year and higher warranty expense in the prior year.

Operating, selling, general and administrative expenses for fiscal 2001 increased by $130.6 million over such expenses for fiscal 2000 and increased as a percentage of net sales from 30.5% to 31.1%. The increase in the expense ratio was primarily due to an increase in insurance, expenses related to strategic initiatives not included in the restructuring and impairment charges and higher levels of payroll primarily in the first half of the year.

Net interest expense for fiscal 2001 was $100.7 million compared with $76.8 million for fiscal 2000. The increase in interest expense was due to higher levels of borrowings.

AutoZone's effective income tax rate was 38.8% of pre-tax income for fiscal 2001 and 38.5% for fiscal 2000.


FISCAL 2000 COMPARED TO FISCAL 1999

Net sales for fiscal 2000 increased by $366.3 million or 8.9% over net sales for fiscal 1999. Same store sales, or sales for domestic auto parts stores opened at least one year, increased 5%. As of August 26, 2000, the Company had 2,915 domestic auto parts stores in operation compared with 2,711 at August 28, 1999.

Gross profit for fiscal 2000 was $1.9 billion, or 41.9% of net sales, compared with $1.7 billion, or 42.1% of net sales, for fiscal 1999. The decrease in gross profit percentage was primarily due to an increase in warranty expense.

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

Net interest expense for fiscal 2000 was $76.8 million compared with $45.3 million for fiscal 1999. The increase in interest expense was due to higher levels of borrowings as a result of stock repurchases and higher interest rates.

AutoZone's effective income tax rate was 38.5% of pre-tax income for fiscal 2000 and 36.9% for fiscal 1999. The fiscal 1999 effective tax rate reflects the utilization of acquired company net operating loss carryforwards.

FINANCIAL MARKET RISK

The Company is exposed to market risk from changes in foreign exchange and interest rates. To minimize such risks, the Company may periodically use various financial instruments. All hedging transactions are authorized and executed pursuant to policies and procedures. The Company does not buy or sell financial instruments for trading purposes.

On August 27, 2000, the Company adopted Statements of Financial Accounting Standards Nos. 133, 137 and 138 (collectively "SFAS 133") pertaining to the accounting for derivatives and hedging activities. SFAS 133 requires the Company to recognize all derivative instruments in the balance sheet at fair value. The adoption of SFAS 133 impacts the accounting for the Company's interest rate hedging program. The Company reduces its exposure to increases in interest rates by entering into interest rate swap contracts. All of the Company's interest rate swaps are designated as cash flow hedges.

Upon adoption of SFAS 133, the Company recorded the fair value of the interest rate swaps in its consolidated balance sheet. Thereafter, the Company has adjusted the carrying value of the interest rate swaps to reflect their current fair value. The related gains or losses on these swaps are deferred in stockholders' equity (as a component of comprehensive income). These deferred gains and losses are recognized in income in the period in which the related interest rate payments being hedged have been recognized in expense. However, to the extent that the change in value of an interest rate swap contract does not perfectly offset the change in the interest rate payments being hedged, that ineffective portion is immediately recognized in income.

At August 25, 2001, and August 26, 2000, the fair value of the Company's debt was estimated at $1.21 billion and $1.20 billion, respectively, based on the market value of the debt at those dates. Such fair value is less than the carrying value of debt at August 25, 2001, by $17.3 million and at August 26, 2000, by $47.1 million. The Company had $730.4 million of variable-rate debt outstanding at August 25, 2001, and $909.9 million at August 26, 2000. At these borrowing levels, a one percentage point increase in interest rates would have had an unfavorable impact on the Company's pre-tax earnings and cash flows of $6.6 million in 2001 and $8.3 million in 2000. The primary interest rate exposure on variable-rate debt is based on the London Interbank Offered Rate (LIBOR).

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital requirements have been the funding of its continued new store expansion program, inventory requirements and, more recently, stock repurchases. The Company has opened or acquired 1,596 net new domestic auto parts stores from the beginning of fiscal 1997 to August 25, 2001. Cash flow generated from store operations provides the Company with a significant source of liquidity. Net cash provided by operating activities was $458.9 million in fiscal 2001, $513.0 million in fiscal 2000 and $311.7 million in fiscal 1999.

The Company invested $169.3 million in capital assets in fiscal 2001. In fiscal 2000, the Company invested $249.7 million in capital assets. In fiscal 1999, the Company invested $428.3 million in capital assets, including approximately $108 million for real estate and real estate leases purchased from Pep Boys. In fiscal 2001, the Company opened 107 new auto parts stores in the U.S. and 8 in Mexico, replaced 16 U.S. stores and closed 3 U.S. stores. In addition, the Company operated 49 TruckPro stores. Construction commitments totaled approximately $24 million at August 25, 2001.

The Company's new store development program requires working capital, predominantly for inventories. Historically, the Company has negotiated extended payment terms from suppliers, minimizing the working capital required by expansion. The Company believes that it will be able to continue financing much of its inventory growth through favorable payment terms from suppliers, but there can be no assurance that the Company will be successful in obtaining such terms.

The Company maintains $1.05 billion of revolving credit facilities with a group of banks. Of the $1.05 billion, $400 million expires in May 2002. The remaining $650 million expires in May 2005. The 364-day facility expiring in May 2002 includes a renewal feature as well as an option to extend the maturity date of then-outstanding debt by one year. The credit facilities exist largely to support commercial paper borrowings and other short-term unsecured bank loans. Outstanding commercial paper and short-term unsecured bank loans at August 25, 2001, of $400.4 million are classified as long-term as the Company has the ability and intention to refinance them on a long-term basis. The rate of interest payable under the credit facilities is a function of LIBOR, the lending bank's base rate (as defined in the agreement) or a competitive bid rate at the option of the Company. The Company has agreed to observe certain covenants under the terms of its credit agreements, including limitations on total indebtedness, restrictions on liens and minimum fixed charge coverage.

During fiscal year 2001, the Company entered into two unsecured bank term loans totaling $315 million with a group of banks. Of the $315 million, $115 million matures in December 2003 and $200 million matures in May 2003. The rate of interest payable is a function of LIBOR or the bank's base rate (as defined in the agreement) at the option of the Company.

In May 2001, the Company issued $150 million of 7.99% Senior Notes due April 2006, in a private debt placement. The Senior Notes contain certain covenants limiting total indebtedness and liens. Interest is payable semi-annually.

Subsequent to year-end, in September 2001, the Company announced Board approval to repurchase up to $250 million of common stock in the open market. This is in addition to the $1.45 billion previously authorized as of August 25, 2001. From January 1998 to August 25, 2001, the Company had repurchased approximately $1.2 billion of common stock. The impact of the stock repurchase program in fiscal 2001 was an increase in earnings per share of $0.05. Subsequent to year-end, the Company repurchased two million shares in settlement of certain equity instrument contracts at an average cost of $28.61 per share.

The Company anticipates that it will rely primarily on internally-generated funds to support a majority of its capital expenditures, working capital requirements and stock repurchases. The balance will be funded through borrowings. The Company anticipates that it will be able to obtain such financing in view of its credit rating and favorable experiences in the debt market in the past.

INFLATION

The Company does not believe its operations have been materially affected by inflation. The Company has been successful, in many cases, in mitigating the effects of merchandise cost increases principally through economies of scale resulting from increased volumes of purchases, selective forward buying and the use of alternative suppliers.

SEASONALITY AND QUARTERLY PERIODS

The Company's business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August, in which average weekly per store sales historically have been about 15% to 25% higher than in the slower months of December through February.

Each of the first three quarters of AutoZone's fiscal year consists of twelve weeks and the fourth quarter consists of sixteen weeks. Because the fourth quarter contains the seasonally high sales volume and consists of sixteen weeks, compared to twelve weeks for each of the first three quarters, the Company's fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal 2001, excluding nonrecurring charges, represented 34.1% of annual net sales and 43.9% of net income; the fourth quarter of fiscal 2000 represented 33.3% of annual net sales and 39.3% of net income. Fiscal year 2002 will consist of 53 weeks, with the fiscal fourth quarter having 17 weeks.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Under SFAS 142, goodwill amortization ceases when the new standard is adopted. The new rule also requires an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company is permitted and has elected to adopt this Statement effective August 26, 2001. Application of the nonamortization provisions of the Statement is expected to result in an increase in income before income taxes of $8.6 million per year. No impairment loss is expected from the initial goodwill impairment test.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the Financial Review and elsewhere in this annual report are forward-looking statements. These statements discuss, among other things, expected growth, domestic and international development and expansion strategy, business strategies and future performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including without limitation, competition, product demand, domestic and international economies, the ability to hire and retain qualified employees, consumer debt levels, inflation, war and the prospect of war, including terrorist activity, and availability of commercial transportation. Actual results may materially differ from anticipated results. For more information, please see the Risk Factors section of the Company's most recent Form 10-K as filed with the Securities and Exchange Commission.

<< CONSOLIDATED STATEMENTS OF INCOME

                                                                             Year Ended (52 Weeks)
                                                                             ---------------------
                                                                     August 25,    August 26,     August 28,
(in thousands, except per share data)                                  2001           2000           1999
                                                                    ----------     ----------     ----------
Net sales                                                           $4,818,185     $4,482,696     $4,116,392
Cost of sales, including warehouse and delivery expenses             2,804,896      2,602,386      2,384,970
Operating, selling, general and administrative expenses              1,498,909      1,368,290      1,298,327
Restructuring and impairment charges                                   126,689
                                                                    ----------     ----------     ----------
Operating profit                                                       387,691        512,020        433,095
Interest expense-net                                                   100,665         76,830         45,312
                                                                    ----------     ----------     ----------

Income before income taxes                                             287,026        435,190        387,783
Income taxes                                                           111,500        167,600        143,000
                                                                    ----------     ----------     ----------

Net income                                                          $  175,526     $  267,590     $  244,783
                                                                    ==========     ==========     ==========

Weighted average shares for basic earnings per share                   112,834        132,945        149,014
Effect of dilutive stock equivalents                                       967            924          1,243
                                                                    ----------     ----------     ----------
Adjusted weighted average shares for diluted earnings per share        113,801        133,869        150,257
                                                                    ==========     ==========     ==========


Basic earnings per share                                            $     1.56     $     2.01     $     1.64
                                                                    ----------     ----------     ----------
Diluted earnings per share                                          $     1.54     $     2.00     $     1.63
                                                                    ----------     ----------     ----------

                See Notes to Consolidated Financial Statements.

<< CONSOLIDATED BALANCE SHEETS


                                                                                   August 25,        August 26,
(in thousands, except per share data)                                                 2001             2000
                                                                                   -----------      -----------
ASSETS
Current assets
  Cash and cash equivalents                                                        $     7,286      $     6,969
  Accounts receivable                                                                   19,135           21,407
  Merchandise inventories                                                            1,242,896        1,108,978
  Prepaid expenses                                                                      18,426           30,214
  Deferred income taxes                                                                 40,768           19,212
                                                                                   -----------      -----------
     Total current assets                                                            1,328,511        1,186,780
Property and equipment
  Land                                                                                 492,287          458,217
  Buildings and improvements                                                         1,182,880        1,149,900
  Equipment                                                                            505,282          484,967
  Leasehold improvements and interests                                                 116,639          117,452
  Construction in progress                                                              75,223          109,840
                                                                                   -----------      -----------
                                                                                     2,372,311        2,320,376
  Less accumulated depreciation and amortization                                       661,868          561,936
                                                                                   -----------      -----------
                                                                                     1,710,443        1,758,440
Other assets
  Cost in excess of net assets acquired, net of accumulated amortization
   of $32,186 in 2001 and $24,192 in 2000                                              305,390          324,494
  Deferred income taxes                                                                 80,593           52,182
  Other assets                                                                           7,575           11,322
                                                                                   -----------      -----------
                                                                                       393,558          387,998
                                                                                   -----------      -----------
                                                                                   $ 3,432,512      $ 3,333,218
                                                                                   ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable                                                                 $   945,666      $   788,825
  Accrued expenses                                                                     292,153          227,682
  Income taxes payable                                                                  28,835           18,037
                                                                                   -----------      -----------
     Total current liabilities                                                       1,266,654        1,034,544
Long-term debt                                                                       1,225,402        1,249,937
Other liabilities                                                                       74,243           56,558
Commitments and contingencies (See notes I and J)
Stockholders' equity
  Preferred stock, authorized 1,000 shares; no shares issued
  Common stock, par value $.01 per share, authorized 200,000 shares;
     119,518 shares issued and 109,408 shares outstanding in 2001 and
     154,328 shares issued and 121,510 shares outstanding in 2000                        1,195            1,543
  Additional paid-in capital                                                           295,629          301,901
  Notes receivable from officers                                                        (1,911)          (4,463)
  Retained earnings                                                                    825,196        1,564,118
  Accumulated other comprehensive loss                                                  (5,308)              (5)
  Treasury stock, at cost                                                             (248,588)        (870,915)
                                                                                   -----------      -----------
     Total stockholders' equity                                                        866,213          992,179
                                                                                   -----------      -----------
                                                                                   $ 3,432,512      $ 3,333,218
                                                                                   ===========      ===========


                See Notes to Consolidated Financial Statements.

<< CONSOLIDATED STATEMENTS
   OF CASH FLOWS


                                                                                 Year Ended (52 Weeks)
                                                                                 ---------------------
                                                                       August 25,     August 26,     August 28,
(in thousands)                                                            2001           2000           1999
                                                                       ---------      ---------      ---------
Cash flows from operating activities:
  Net income                                                           $ 175,526      $ 267,590      $ 244,783
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation and amortization of property and equipment               122,576        117,932        122,221
   Amortization of intangible and other assets                             8,757          8,868          6,310
   Deferred income tax expense (benefit)                                 (46,981)        39,338         42,929
   Restructuring and impairment charges                                  156,822
   Income tax benefit realized from exercise of options                   13,495          4,050          4,300
   Net change in accounts receivable and prepaid expenses                 10,562          7,764         20,399
   Net change in merchandise inventories                                (164,164)        20,715       (201,553)
   Net increase in accounts payable and accrued expenses                 187,801         61,382         70,304
   Net change in income taxes payable and receivable                      10,798          4,966         13,367
   Net change in other assets and liabilities                            (16,255)       (19,645)       (11,392)
                                                                       ---------      ---------      ---------
     Net cash provided by operating activities                           458,937        512,960        311,668

Cash flows from investing activities:
  Capital expenditures and real estate purchased from Pep Boys          (169,296)      (249,657)      (428,315)
  Disposal of capital assets                                              44,601         11,771
  Notes receivable from officers                                           2,552         (4,463)
                                                                       ---------      ---------      ---------
     Net cash used in investing activities                              (122,143)      (242,349)      (428,315)

Cash flows from financing activities:
  Net increase (decrease) in commercial paper                           (381,853)       234,300        228,000
  Proceeds from debentures/notes                                         465,000                       148,913
  Net increase (decrease) in unsecured bank loans                       (105,000)       120,000        (34,050)
  Net proceeds from sale of common stock                                  48,410          5,455          7,266
  Purchase of treasury stock                                            (366,097)      (639,925)      (234,602)
  Other                                                                    3,063         10,610            407
                                                                       ---------      ---------      ---------
     Net cash provided by (used in) financing activities                (336,477)      (269,560)       115,934
                                                                       ---------      ---------      ---------
Net increase (decrease) in cash and cash equivalents                         317          1,051           (713)
Cash and cash equivalents at beginning of year                             6,969          5,918          6,631
                                                                       ---------      ---------      ---------
Cash and cash equivalents at end of year                               $   7,286      $   6,969      $   5,918
                                                                       =========      =========      =========

Supplemental cash flow information:
  Interest paid, net of interest cost capitalized                      $  97,968      $  74,745      $  41,533
  Income taxes paid                                                    $ 100,702      $ 123,036      $  93,073


                See Notes to Consolidated Financial Statements.

<< CONSOLIDATED STATEMENTS
   OF STOCKHOLDERS' EQUITY


                                                                                                Accumulated
                                                            Additional                             Other
                                                 Common       Paid-in      Notes     Retained  Comprehensive   Treasury
(in thousands)                                    Stock       Capital   Receivable   Earnings       Loss         Stock      Total
                                                  -----       -------   ----------   --------       ----         -----      -----
Balance at August 29, 1998                      $  1,530   $277,528     $           $1,051,745    $           $ (28,746) $1,302,057
Net income                                                                             244,783                              244,783
Foreign currency translation adjustment                                                                 (3)                      (3)
                                                                                                                         ----------
     COMPREHENSIVE INCOME                                                                                                   244,780
Purchase of 8,657 shares of treasury stock                                                                     (234,602)   (234,602)
Sale of 924 shares of common stock under
   stock option and stock purchase plans              10      7,256                                                           7,266
Tax benefit of exercise of stock options                      4,300                                                           4,300
                                                --------   --------     ---------   ----------    --------    ---------  ----------
Balance at August 28, 1999                         1,540    289,084                  1,296,528          (3)    (263,348)  1,323,801
Net income                                                                             267,590                              267,590
Foreign currency translation adjustment                                                                 (2)                      (2)
                                                                                                                          ---------
     COMPREHENSIVE INCOME                                                                                                   267,588
Issuance of notes receivable from officers                                 (4,463)                                           (4,463)
Purchase of 23,208 shares of treasury stock                   3,315                                            (607,567)   (604,252)
Sale of 361 shares of common stock under
    stock option and stock purchase plans              3      5,452                                                           5,455
Tax benefit of exercise of stock options                      4,050                                                           4,050
                                                --------    ---------    ---------   ----------    --------    ---------  ----------
Balance at August 26, 2000                         1,543    301,901        (4,463)   1,564,118          (5)    (870,915)    992,179
Net income                                                                             175,526                              175,526
Foreign currency translation adjustment                                                                294                      294
Unrealized loss on interest rate swap contracts                                                     (5,597)                  (5,597)
                                                                                                                          ---------
     COMPREHENSIVE INCOME                                                                                                   170,223
Repayments of notes receivable from officers                                2,552                                             2,552
Purchase of 14,345 shares of treasury stock                   5,451                                            (366,097)   (360,646)
Retirement of 37,000 shares of treasury stock       (370    (71,781)                  (914,448)                 986,599
Sale of 2,061 shares of common stock under
   stock option and stock purchase plans              22     46,563                                               1,825      48,410
Tax benefit of exercise of stock options                     13,495                                                          13,495
                                                --------    --------    ---------   ----------    --------    ---------  ----------
Balance at August 25, 2001                      $  1,195    $295,629    $  (1,911)  $  825,196    $ (5,308)   $(248,588) $  866,213
                                                ========    ========    =========   ==========    ========    =========  ==========


See Notes to Consolidated Financial Statements.

<< NOTES TO CONSOLIDATED
   FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Business: The Company is principally a retailer of light vehicle parts, supplies and accessories. At the end of fiscal 2001, the Company operated 3,019 domestic auto parts stores in 42 states and the District of Columbia and 21 auto parts stores in Mexico. In addition, the Company sells heavy duty truck parts and accessories through its 49 TruckPro stores in 15 states, light vehicle diagnostic and repair software through ALLDATA and diagnostic and repair information through alldatadiy.com.

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

Property and Equipment: Property and equipment is stated at cost. Depreciation is computed principally by the straight-line method over the following estimated useful lives: buildings and improvements, 5 to 50 years; equipment, 3 to 10 years; and leasehold improvements and interests, 5 to 15 years. Leasehold improvements and interests are amortized over the terms of the leases.

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

Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense, net of vendor rebates, was approximately $20.7 million in fiscal 2001, $14.4 million in fiscal 2000 and $21.9 million in fiscal 1999.

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

Derivative Instruments and Hedging Activities: On August 27, 2000, the Company adopted Statements of Financial Accounting Standards Nos. 133, 137 and 138 (collectively "SFAS 133") pertaining to the accounting for derivatives and hedging activities. SFAS 133 requires the Company to recognize all derivative instruments in the balance sheet at fair value. The adoption of SFAS 133 impacts the accounting for the Company's interest rate hedging program. The Company reduces its exposure to increases in interest rates by entering into interest rate swap contracts. All of the Company's interest rate swaps are designated as cash flow hedges.

Upon adoption of SFAS 133, the Company recorded the fair value of the interest rate swaps in its consolidated balance sheet. Thereafter, the Company has adjusted the carrying value of the interest rate swaps to reflect their current fair value. The related gains or losses on these swaps are deferred in stockholders' equity (as a component of comprehensive income). These deferred gains and losses are recognized in income in the period in which the related interest rate payments being hedged have been recognized in expense. However, to the extent that the change in value of an interest rate swap contract does not perfectly offset the change in the interest rate payments being hedged, that ineffective portion is immediately recognized in income.

Recently Issued Accounting Standards: In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill amortization ceases when the new standard is adopted. The new rules also require an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company is permitted and has elected to adopt this Statement effective August 26, 2001, the first day of fiscal 2002. Application of the non-amortization provisions of SFAS No. 142 is expected to result in an increase in net income of $5.3 million ($0.05 per share) per year. During fiscal 2002, the Company will perform the first of the required impairment tests of goodwill. No impairment loss is expected from the initial goodwill impairment test.

Reclassifications: Certain prior year amounts have been reclassified to conform with the fiscal 2001 presentation.

NOTE B - RESTRUCTURING AND IMPAIRMENT CHARGES

As a result of a strategic planning process begun during the third quarter of 2001, the Company established a 15% after-tax return threshold for all current and future investments. All of the Company's assets, including long-lived assets and real estate projects in process, were examined to identify those not meeting the revised hurdle rate. A total charge of $156.8 million was recorded during fiscal 2001 for the following (in thousands):

             Writedown of assets                              $  87,685
             Inventory rationalization                           30,133
             Accrual of lease obligations                        29,576
             Contract settlements/terminations                    6,713
             Severance and other                                  2,715
                                                              ---------
                                                              $ 156,822
                                                              =========

The Company evaluated store performance and determined that 51 domestic auto parts stores were not meeting acceptable operating targets, which represents less than two percent of the chain. A reserve of $4.3 million has been established principally for lease commitments for stores to be closed and a writedown of $12.5 million has been recorded on the fixed assets in such stores to reduce carrying value to fair value. The effect of suspending depreciation on these assets was not significant in fiscal 2001. Additionally, a reserve of $2.1 million was established for estimated inventory losses expected in closed stores, which is reflected in cost of sales. These stores are scheduled to be closed during fiscal 2002. The Company also evaluated all real estate projects in process and excess properties. These assets have been written down to the lower of carrying value or fair value less cost to sell, resulting in charges of $21.0 million for asset writedowns and $18.3 million for net lease obligations. The Company is actively marketing the assets held for sale through the use of internal resources and outside agents. Management intends to dispose of all assets held for sale within the next 12 months.

Additional impairment charges of $25.0 million were taken related primarily to fixed assets associated with the closure of a supply depot in Memphis, Tennessee, abandoned or discontinued technology-related assets and assets abandoned due to reorganization of departments within the Store Support Center. The Company also established a reserve of $7.0 million principally for lease commitments associated with the closure of the supply depot and for the office building recently leased by the Company's ALLDATA subsidiary that will not be occupied.

The Company has made a decision to sell TruckPro, its heavy-duty truck parts subsidiary. The Company has engaged an investment banking firm to assist in identifying a buyer for TruckPro and to facilitate the transaction. Based on preliminary offers received, the Company has recorded asset writedowns and contractual obligations aggregating $29.9 million. The Company expects to enter into a definitive agreement to sell TruckPro before the end of calendar year 2001.

The Company has implemented changes in its marketing and merchandising strategies. The new strategies include reducing quantities of product on hand in excess of anticipated needs and decisions to discontinue certain merchandise. This has resulted in an inventory rationalization charge of $28.0 million. This charge is reflected in cost of sales. Discontinued inventory will be recalled and disposed of during the first quarter of fiscal 2002.

NOTE C - ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                             August 25,     August 26,
          (in thousands)                                        2001           2000
          --------------                                        ----           ----
          Medical and casualty insurance claims              $   70,719     $   54,970
          Accrued compensation and related payroll taxes         49,589         49,137
          Property and sales taxes                               45,030         33,341
          Accrued sales and warranty returns                     63,467         50,182
          Other                                                  63,348         40,052
                                                             ----------     ----------
                                                             $  292,153     $  227,682
                                                             ==========     ==========

NOTE D - INCOME TAXES

At August 25, 2001, the Company had federal tax net operating loss carryforwards
(NOLs) of approximately $35.6 million that expire in years 2007 through 2017. These carryforwards resulted from the Company's acquisition of ALLDATA Corporation during fiscal 1996, and Chief Auto Parts Inc. and ADAP, Inc. (which had been doing business as "Auto Palace") in fiscal 1998. The use of the federal tax NOLs is limited to future taxable earnings of these companies and is subject to annual limitations. A valuation allowance of $8.7 million in fiscal 2001 and $9.3 million in fiscal 2000 relates to these carryforwards. In addition, the Company has state tax NOLs that expire in years 2002 through 2020. These state tax NOLs also resulted from the Company's acquisition of ALLDATA Corporation, Chief Auto Parts Inc. and ADAP, Inc. The use of the NOLs is limited to future taxable earnings of these companies and is subject to annual limitations. A valuation allowance of $6.1 million in fiscal 2001 relates to these carryforwards.

The provision for income tax expense consists of the following:

                                                     Year Ended
                                   ---------------------------------------------
                                   August 25,        August 26,       August 28,
(in thousands)                        2001              2000             1999
--------------                        ----              ----             ----
Current:
  Federal                          $  144,538        $  119,259       $   90,018
  State                                13,943             9,003           10,053
                                   ----------        ----------       ----------
                                      158,481           128,262          100,071
Deferred:
  Federal                             (42,380)           35,762           38,999
  State                                (4,601)            3,576            3,930
                                   ----------        ----------       ----------
                                      (46,981)           39,338           42,929
                                   ----------        ----------       ----------
                                   $  111,500        $  167,600       $  143,000
                                   ==========        ==========       ==========

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                       August 25,      August 26,
(in thousands)                                            2001            2000
--------------                                            ----            ----
Deferred tax assets:
   Net operating loss and credit carryforwards         $   25,226      $   20,191
   Insurance reserves                                      22,804          17,089
   Warranty reserves                                       23,684          19,807
   Accrued vacation                                         5,638           5,092
   Closed store reserves                                   25,585          20,315
   Inventory reserves                                      14,256           4,138
   Property and equipment                                   3,391
   Other                                                   22,030          12,033
                                                       ----------      ----------
                                                          142,614          98,665
Less valuation allowance                                  (14,792)         (9,297)
                                                       ----------      ----------
                                                          127,822          89,368
Deferred tax liabilities:
   Property and equipment                                                  11,062
   Property taxes                                           6,461           6,912
                                                       ----------      ----------
                                                            6,461          17,974
                                                       ----------      ----------
Net deferred tax assets                                $  121,361      $   71,394
                                                       ==========      ==========

A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

                                          August 25,     August 26,     August 28,
(in thousands)                               2001           2000           1999
--------------                               ----           ----           ----
Expected tax at statutory rate            $  100,459     $  152,317     $  135,724
State income taxes, net                        6,072          8,176          9,089
Other                                          4,969          7,107         (1,813)
                                          ----------     ----------     ----------
                                          $  111,500     $  167,600     $  143,000
                                          ==========     ==========     ==========



NOTE E - FINANCING ARRANGEMENTS

The Company's long-term debt as of August 25, 2001, and August 26, 2000, consists of the following:

                                                        August 25,     August 26,
(in thousands)                                             2001           2000
--------------                                             ----           ----
6% Notes due November 2003                              $  150,000     $  150,000
6.5% Debentures due July 2008                              190,000        190,000
7.99% Notes due April 2006                                 150,000
Bank term loan due December 2003, interest
 rate of 4.95% at August 25, 2001                          115,000
Bank term loan due May 2003, interest rate of 4.69%        200,000
Commercial paper, weighted average interest
 rate of 3.9% at August 25, 2001,
 and 6.8% at August 26, 2000                               385,447        767,300
Unsecured bank loans                                        15,000        120,000
Other                                                       19,955         22,637
                                                        ----------     ----------
                                                        $1,225,402     $1,249,937
                                                        ==========     ==========

The Company maintains $1.05 billion of revolving credit facilities with a group of banks. Of the $1.05 billion, $400 million expires in May 2002. The remaining $650 million expires in May 2005. The 364-day facility expiring in May 2002 includes a renewal feature as well as an option to extend the maturity date of the then-outstanding debt by one year. The credit facilities exist largely to support commercial paper borrowings and other short-term unsecured bank loans. Outstanding commercial paper and short-term unsecured bank loans at August 25, 2001, of $400.4 million are classified as long-term as the Company has the ability and intention to refinance them on a long-term basis. The rate of interest payable under the credit facilities is a function of the London Interbank Offered Rate (LIBOR), the lending bank's base rate (as defined in the agreement) or a competitive bid rate at the option of the Company. The Company has agreed to observe certain covenants under the terms of its credit agreements, including limitations on total indebtedness, restrictions on liens and minimum fixed charge coverage.

During fiscal 2001, the Company entered into two unsecured bank term loans totaling $315 million with a group of banks. Of the $315 million, $115 million matures in December 2003 and $200 million matures in May 2003. The rate of interest payable is a function of LIBOR or the bank's base rate (as defined in the agreement) at the option of the Company.

In May 2001, the Company issued $150 million of 7.99% Senior Notes due April 2006, in a private debt placement. The Senior Notes contain covenants limiting total indebtedness and liens. Interest is payable semi-annually.

All of the Company's debt is unsecured, except for $15 million, which is collateralized by property. Maturities of long-term debt are $200 million for fiscal 2003, $265 million for fiscal 2004, $420.4 million for fiscal 2005, $150 million for fiscal 2006 and $190 million thereafter.

Interest costs of $1.4 million in fiscal 2001, $2.8 million in fiscal 2000 and $2.8 million in fiscal 1999 were capitalized.

The estimated fair value of the 6.5% Debentures and the 6% Notes, which are both publicly traded, was approximately $174.6 million and $148.1 million, respectively, based on the estimated market values at August 25, 2001. The estimated fair value of the 6.5% Debentures and the 6% Notes was approximately $156.7 million and $136.2 million, respectively, at August 26, 2000. The estimated fair values of all other long-term borrowings approximate their carrying values primarily because they are short-term or have variable interest rates.

NOTE F - STOCK REPURCHASE PROGRAM

As of August 25, 2001, the Board of Directors had authorized the Company to repurchase up to $1.45 billion of common stock in the open market. In fiscal 2001, the Company repurchased 14.3 million shares of its common stock at an aggregate cost of $366.1 million. Since fiscal 1998, the Company has repurchased a total of 47.2 million shares at an aggregate cost of $1.2 billion. At times, the Company utilizes equity instrument contracts to facilitate its repurchase of common stock. At August 25, 2001, the Company held equity instrument contracts that relate to the purchase of approximately 3.9 million shares of common stock at an average cost of $33.67 per share.

Subsequent to year-end, the Board authorized the repurchase of an additional $250 million of the Company's common stock in the open market. Additionally in fiscal 2002, the Company purchased two million shares in settlement of certain equity instrument contracts outstanding at August 25, 2001, at an average cost of $28.61 per share.

NOTE G - EMPLOYEE STOCK PLANS

The Company has granted options to purchase common stock to certain employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. Options are generally exercisable in a three to seven year period, and generally expire after ten years. A summary of outstanding stock options is as follows:

                                                        Wtd. Avg.         Number
                                                     Exercise Price      of Shares
                                                     --------------      ---------
         Outstanding August 29, 1998                  $      23.56       9,756,864
           Granted                                           29.23       2,081,125
           Exercised                                         12.87        (596,274)
           Canceled                                          28.43        (741,309)
                                                      ------------      ----------
         Outstanding August 28, 1999                         24.95      10,500,406
           Granted                                           25.96       1,960,256
           Exercised                                          7.13        (520,186)
           Canceled                                          28.27      (1,172,854)
                                                      ------------      ----------
         Outstanding August 26, 2000                         25.64      10,767,622
           Granted                                           25.53         908,566
           Exercised                                         22.12      (2,135,328)
           Canceled                                          27.16      (1,084,683)
                                                      ------------      ----------
         Outstanding August 25, 2001                  $      26.33       8,456,177
                                                      ============      ==========

The following table summarizes information about stock options outstanding at August 25, 2001:

                                         Options Outstanding           Options Exercisable
                                    -----------------------------  --------------------------
                                     Wtd. Avg.       Wtd. Avg.                      Wtd. Avg.
     Range of                        Exercise    Contractual Life                   Exercise
  Exercise Price    No. of Options     Price        (in years)     No. of Options    Price
  --------------    --------------     -----        ----------     --------------    -----
$ 4.86  -  $ 24.00    1,950,945     $     21.17        6.27             606,774    $    18.34
 24.63  -    25.25    2,093,325           25.06        4.19           1,335,640         25.17
 25.56  -    27.88    1,956,316           26.82        6.68             515,604         27.04
 28.00  -    32.81    1,990,999           30.23        6.70             396,849         29.66
 33.31  -    45.53      464,592           34.97        6.82              90,189         34.81
------------------    ---------     -----------        ----           ---------    ----------
$ 4.86  -  $ 45.53    8,456,177     $     26.33        5.98           2,945,056    $    24.99
==================    =========     ===========        ====           =========    ==========

Options to purchase 2.9 million shares at August 25, 2001, 3.5 million shares at August 26, 2000, and 2.4 million shares at August 28, 1999, were exercisable. Shares reserved for future grants were 5.2 million at August 25, 2001.

Pro forma information is required by SFAS 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, no compensation expense for stock options has been recognized. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed in SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The effects of applying SFAS 123 and the results obtained through the use of the Black-Scholes option pricing model in this pro forma disclosure are not necessarily indicative of future amounts. SFAS 123 does not apply to awards prior to fiscal 1996.

                                                                  Year Ended
                                                   ----------------------------------------
                                                   August 25,     August 26,     August 28,
         (in thousands, except per share data)        2001           2000           1999
         -------------------------------------        ----           ----           ----
         Net income
           As reported                             $  175,526     $  267,590     $  244,783
           Pro forma                               $  168,581     $  258,374     $  234,898
         Basic earnings per share
           As reported                             $     1.56     $     2.01     $     1.64
           Pro forma                               $     1.50     $     1.95     $     1.58
         Diluted earnings per share
           As reported                             $     1.54     $     2.00     $     1.63
           Pro forma                               $     1.48     $     1.93     $     1.57

The weighted average fair value of the stock options granted during fiscal 2001 was $10.19, during fiscal 2000 was $11.92 and during fiscal 1999 was $12.74. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2001, 2000 and 1999: expected price volatility of 0.34 to 0.37; risk-free interest rates ranging from 3.75% to 6.18%; and expected lives between 4.83 and 8.83 years.

Stock options that could potentially dilute basic earnings per share in the future, that were not included in the fully diluted computation because they would have been antidilutive, were 7.5 million at August 26, 2000, and 3.6 million at August 28, 1999.

The Company also has an employee stock purchase plan under which all eligible employees may purchase common stock at 85% of fair market value (determined quarterly) through payroll deductions. In fiscal 2000, maximum permitted annual purchases were increased from $4,000 to $15,000 per employee or 10% of compensation, whichever is less. Under the plan, 0.2 million shares were sold in fiscal 2001, and 0.3 million shares were sold in each of fiscal 1999 and 2000. The Company repurchased 0.2 million shares in fiscal years 2001, 2000 and 1999, respectively, for sale under the plan. A total of 0.8 million shares of common stock is reserved for future issuance under this plan.

Under the Second Amended and Restated Directors Stock Option Plan each non-employee director will receive an option to purchase 1,500 shares of common stock on January 1 of each year. In addition, as long as the non-employee director owns common stock valued at least equal to five times the value of the annual fee paid to such director, that director will receive an additional option to purchase 1,500 shares as of January 1 of each year. New directors receive options to purchase 3,000 shares plus a grant of an option to purchase a number of shares equal to the annual option grant, prorated for the time in service for the year.

Under the Second Amended and Restated Directors Compensation Plan a director may receive no more than one-half of the annual and meeting fees immediately in cash, and the remainder of the fees must be taken in either common stock or the fees deferred in units with value equivalent to the value of share of common stock as of the grant date ("stock appreciation rights").

NOTE H - PENSION AND SAVINGS PLAN

Substantially all full-time employees are covered by a defined benefit pension plan. The benefits are based on years of service and the employee's highest consecutive five-year average compensation. In fiscal 2000, the Company established a supplemental defined benefit pension plan for highly compensated employees.

The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements:

                                                       August 25,      August 26,
(in thousands)                                            2001            2000
--------------                                            ----            ----
Change in benefit obligation:
Benefit obligation at beginning of year                $   66,990      $   64,863
Service cost                                               10,339           9,778
Interest cost                                               5,330           4,523
Plan amendments                                                             2,037
Actuarial losses (gains)                                   11,437         (12,897)
Benefits paid                                              (2,103)         (1,314)
                                                       ----------      ----------
Benefit obligation at end of year                          91,993          66,990

Change in plan assets:
Fair value of plan assets at beginning of year             65,379          54,763
Actual return on plan assets                                1,285           2,851
Company contributions                                       9,652           9,481
Benefits paid                                              (2,103)         (1,314)
Administrative expenses                                      (478)           (402)
                                                       ----------      ----------
Fair value of plan assets at end of year                   73,735          65,379

Reconciliation of funded status:
Funded status of the plan (underfunded)                   (18,258)         (1,611)
Unrecognized net actuarial losses                          17,953             768
Unamortized prior service cost                             (2,167)         (2,686)
                                                       ----------      ----------
Accrued benefit cost                                   $   (2,472)     $   (3,529)
                                                       ==========      ==========


                                                             Year Ended
                                             ------------------------------------------
                                             August 25,      August 26,      August 28,
                                                2001            2000            1999
                                                ----            ----            ----
Components of net periodic benefit cost:
Service cost                                 $   10,339      $    9,778      $    8,022
Interest cost                                     5,330           4,523           3,727
Expected return on plan assets                   (6,555)         (5,617)         (5,001)
Amortization prior service cost                    (518)           (605)           (606)
Recognized net actuarial losses                                     540             451
                                             ----------      ----------      ----------
                                             $    8,596      $    8,619      $    6,593
                                             ==========      ==========      ==========

The actuarial present value of the projected benefit obligation was determined using weighted average discount rates of 7.5% at August 25, 2001, 8% at August 26, 2000, and 7% at August 28, 1999. The assumed increases in future compensation levels were generally 5-10% based on age in fiscal 2001, 2000 and 1999. The expected long-term rate of return on plan assets was 9.5% at August 25, 2001, August 26, 2000, and August 28, 1999. Prior service cost is amortized over the estimated average remaining service lives of the plan participants, and the unrecognized actuarial gain or loss is amortized over five years.

The Company has also established a defined contribution plan ("401(k) plan") pursuant to Section 401(k) of the Internal Revenue Code. The 401(k) plan covers substantially all employees that meet the plan's service requirements. The Company makes matching contributions, on an annual basis, up to a specified percentage of employees' contributions as approved by the Board of Directors.

NOTE I - LEASES

A portion of the Company's retail stores, distribution centers and certain equipment are leased. Most of these leases include renewal options and some include options to purchase and provisions for percentage rent based on sales. In addition, some of the leases contain guaranteed residual values.

Rental expense was $100.4 million for fiscal 2001, $95.7 million for fiscal 2000 and $96.2 million for fiscal 1999. Percentage rentals were insignificant.

Minimum annual rental commitments under non-cancelable operating leases are as follows at the end of fiscal 2001 (in thousands):

                          Year                 Amount
                          ----                 ------
                          2002                $ 117,436
                          2003                  107,838
                          2004                   90,370
                          2005                   71,542
                          2006                   58,883
                          Thereafter            236,199
                                              ---------
                                              $ 682,268
                                              =========

NOTE J - COMMITMENTS AND CONTINGENCIES

Construction commitments, primarily for new stores, totaled approximately $24 million at August 25, 2001.

The Company is a defendant in a lawsuit entitled "Coalition for a Level Playing Field, L.L.C., et. al., v. AutoZone, Inc., et. al.," filed in the U.S. District Court for the Eastern District of New York in February 2000. The case was filed by over 100 plaintiffs, which are principally automotive aftermarket warehouse distributors and jobbers, against eight defendants, which are principally automotive aftermarket parts retailers. The plaintiffs claim that the defendants have knowingly received volume discounts, rebates, slotting and other allowances, fees, free inventory, sham advertising and promotional payments, a share in the manufacturers' profits, and excessive payments for services purportedly performed for the manufacturers in violation of the Robinson-Patman Act. Plaintiffs seek approximately $1 billion in damages (including statutory trebling) and a permanent injunction prohibiting defendants from committing further violations of the Robinson-Patman Act and from opening any further stores to compete with plaintiffs as long as defendants continue to violate the Act. The Company believes this suit to be without merit and will vigorously defend against it. The Company and the other defendants filed a motion to dismiss this action in the fiscal fourth quarter. Subsequently, on October 23, 2001, the court overruled a substantial portion of the defendants' motion. While the Company is unable to predict the outcome of this case, it currently believes that the matter will not likely result in liabilities material to the Company's financial condition or results of operations.

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

The Company is self-insured for workers' compensation, automobile, general and product liability losses. The Company is also self-insured for health care claims for eligible active employees. The Company maintains certain levels for stop loss coverage for each self-insured plan. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

STOCKHOLDERS
AUTOZONE, INC.

We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 25, 2001 and August 26, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 25, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. at August 25, 2001 and August 26, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 25, 2001, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young, LLP

Memphis, Tennessee
September 21, 2001