Form 10-K, Exhibit 13
period 2004-08-28
AUTOZONE INC
filed 2004-10-27
CIK 866787

                                                                               .
                                                                               .
                                                                               .

                                                                    EXHIBIT 13.1

                                FINANCIAL SECTION
                                TABLE OF CONTENTS

Selected Financial Data.....................................................................     2
Quarterly Summary (unaudited)...............................................................     3
Management's Discussion and Analysis of Financial Condition and Results of Operations.......     4
Consolidated Statements of Income...........................................................    15
Consolidated Balance Sheets.................................................................    16
Consolidated Statements of Cash Flows.......................................................    17
Consolidated Statements of Stockholders' Equity.............................................    18
Notes to Consolidated Financial Statements..................................................    19
Report of Independent Registered Public Accounting Firm ....................................    34
Management's Report.........................................................................    35

SELECTED FINANCIAL DATA:

                                                                                       FISCAL YEAR ENDED AUGUST
                                                               ---------------------------------------------------------------------
  (IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED
                OPERATING DATA)                                   2004(1)        2003(2)        2002(3)       2001(4)       2000
  ---------------------------------------------------             -------        -------        -------       -------       ----
INCOME STATEMENT DATA
Net sales ..................................................   $ 5,637,025    $ 5,457,123    $ 5,325,510    $4,818,185   $4,482,696
Cost of sales, including warehouse and delivery
   expenses ................................................     2,880,446      2,942,114      2,950,123     2,804,896    2,602,386
Operating, selling, general and administrative
   expenses ................................................     1,757,873      1,597,212      1,604,379     1,625,598    1,368,290
                                                               -----------    -----------    -----------    ----------   ----------
Operating profit ...........................................       998,706        917,797        771,008       387,691      512,020
Interest expense - net .....................................        92,804         84,790         79,860       100,665       76,830
                                                               -----------    -----------    -----------    ----------   ----------
Income before income taxes .................................       905,902        833,007        691,148       287,026      435,190
Income taxes ...............................................       339,700        315,403        263,000       111,500      167,600
                                                               -----------    -----------    -----------    ----------   ----------
Net income .................................................   $   566,202    $   517,604    $   428,148    $  175,526   $  267,590
                                                               ===========    ===========    ===========    ==========   ==========
Diluted earnings per share .................................   $      6.56    $      5.34    $      4.00    $     1.54   $     2.00
                                                               ===========    ===========    ===========    ==========   ==========
Adjusted weighted average shares for diluted earnings
   per share ...............................................        86,350         96,963        107,111       113,801      133,869
                                                               ===========    ===========    ===========    ==========   ==========

BALANCE SHEET DATA(5)
Current assets .............................................   $ 1,755,757    $ 1,671,354    $ 1,513,936    $1,395,240   $1,245,146
Working capital (deficit) ..................................       (62,358)       (90,572)       (83,443)       61,857      152,236
Total assets ...............................................     3,912,565      3,766,826      3,541,599     3,499,241    3,391,584
Current liabilities ........................................     1,818,115      1,761,926      1,597,379     1,333,383    1,092,910
Debt .......................................................     1,869,250      1,546,845      1,194,517     1,225,402    1,249,937
Stockholders' equity .......................................   $   171,393    $   373,758    $   689,127    $  866,213   $  992,179

SELECTED OPERATING DATA(5)
Number of domestic auto parts stores at beginning of year ..         3,219          3,068          3,019         2,915        2,711
                                                               -----------    -----------    -----------    ----------   ----------
   New stores ..............................................           202            160            102           107          208
   Replacement stores ......................................             4              6             15            16           30
   Closed stores ...........................................             1              9             53             3            4
                                                               -----------    -----------    -----------    ----------   ----------
   Net new stores ..........................................           201            151             49           104          204
                                                               -----------    -----------    -----------    ----------   ----------
Number of domestic auto parts stores at end of year ........         3,420          3,219          3,068         3,019        2,915
Number of Mexico auto parts stores at end of year ..........            63             49             39            21           13
                                                               -----------    -----------    -----------    ----------   ----------
Number of total auto parts stores at end of year ...........         3,483          3,268          3,107         3,040        2,928
                                                               ===========    ===========    ===========    ==========   ==========
Total domestic auto parts store square footage (000s) ......        21,689         20,500         19,683        19,377       18,719
Average square footage per domestic auto parts store .......         6,342          6,368          6,416         6,418        6,422
Increase in domestic auto parts store square footage .......             6%             4%             2%            4%           8%
Increase in domestic auto parts comparable store net sales .             0%             3%             9%            4%           5%
Average net sales per domestic auto parts store (000s) .....   $     1,647    $     1,689    $     1,658    $    1,543   $    1,517
Average net sales per domestic auto parts store square foot    $       259    $       264    $       258    $      240   $      236
Total domestic employees at end of year ....................        48,294         47,727         44,179        44,557       43,164
Inventory turnover(6) ......................................          1.87x          2.04x          2.25x         2.39x        2.32x
Net inventory turnover(7) ..................................         20.34x         16.40x         12.51x        10.11x        8.38x
After-tax return on invested capital (8) ...................          25.1%          23.4%          19.8%         13.4%        12.9%
Net cash provided by operating activities ..................   $   638,379    $   720,807    $   736,170    $  467,300   $  505,610
Cash flow before share repurchases and changes in debt(9) ..   $   509,447    $   561,563    $   726,159    $  399,312   $  272,029
Return on average equity ...................................           208%            97%            55%           19%          23%

(1) Fiscal 2004 operating results include $42.1 million in pre-tax gains from warranty negotiations with certain vendors and the change in classification of certain vendor funding to increase operating expenses and decrease cost of sales by $138.2 million in accordance with Emerging Issues Task Force Issue No. 02-16 ("EITF 02-16") regarding vendor funding, which was adopted during fiscal 2003.

(2) Fiscal 2003 operating results include $8.7 million in pre-tax gains from warranty negotiations, a $4.7 million pre-tax gain associated with the settlement of certain liabilities and the repayment of a note associated with the sale of the TruckPro business in December 2001, and a $4.6 million pre-tax gain as a result of the disposition of properties associated with the 2001 restructuring and impairment charges. Fiscal 2003 was also impacted by the adoption of EITF 02-16, which decreased pre-tax earning by $10.0 million, increased operating expenses by $52.6 million and decreased cost of sales by $42.6 million.

(3) 53 weeks. Comparable store sales, average net sales per domestic auto parts store and average net sales per store square foot for fiscal 2002 have been adjusted to exclude net sales for the 53rd week.

(4) Fiscal 2001 operating results include pre-tax restructuring and impairment charges of $156.8 million, or $0.84 per diluted share after tax.

(5) To conform to current year presentation, certain prior year amounts have been adjusted to reflect the impact of reclassifications on the consolidated statements of cash flows and the consolidated balance sheet. Prior presentations had netted certain amounts within accounts payable; these amounts have now been reclassified for all periods presented impacting reported cash and cash equivalents, accounts payable and accrued expenses.

(6) Inventory turnover is calculated as cost of sales divided by the average of the beginning and ending merchandise inventories, which excludes merchandise under pay-on-scan arrangements.

(7) Net inventory turnover is calculated as cost of sales divided by the average of the beginning and ending merchandise inventories, which excludes merchandise under pay-on-scan arrangements, less the average of the beginning and ending accounts payable.

(8) After-tax return on invested capital is calculated as after-tax operating profit (excluding rent and restructuring and impairment charges) divided by average invested capital (which includes a factor to capitalize operating leases). See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(9) Cash flow before share repurchases is calculated as the change in cash and cash equivalents less the change in debt plus treasury stock purchases. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

QUARTERLY SUMMARY (1)
(UNAUDITED)

                                                                                                  SIXTEEN
                                                             TWELVE WEEKS ENDED                 WEEKS ENDED
                                               -------------------------------------------      -----------
                                               NOVEMBER 22,    FEBRUARY 14,       MAY 8,         AUGUST 28,
(IN THOUSANDS, EXCEPT PER SHARE DATA)            2003 (2)          2004          2004 (2)         2004 (2)
-------------------------------------          ------------    ------------     ----------      -----------
Net sales..........................             $1,282,040      $1,159,236      $1,360,022      $ 1,835,728
Increase (decrease) in domestic
   comparable store sales..........                      2%              0%              2%              (3)%
Gross profit.......................                613,090         564,311         676,187          902,991
Operating profit...................                215,105         168,526         251,321          363,755
Income before income taxes.........                194,845         146,604         229,411          335,042
Net income.........................             $  121,745      $   91,654      $  143,411      $   209,392
Basic earnings per share...........             $     1.37      $     1.06      $     1.71      $      2.56
Diluted earnings per share.........             $     1.35      $     1.04      $     1.68      $      2.53

                                                 NOVEMBER 23,    FEBRUARY 15,       MAY 10,       AUGUST 30,
 (IN THOUSANDS, EXCEPT PER SHARE DATA)               2002            2003          2003 (3)        2003 (4)
 -------------------------------------           ------------    ------------     ----------      ----------
Net sales...............................          $1,218,635      $1,120,696      $1,288,445      $1,829,347
Increase in domestic comparable store
   sales................................                   4%              2%              3%              3%
Gross profit............................             549,390         495,999         598,823         870,797
Operating profit........................             188,326         147,498         221,883         360,090
Income before income taxes..............             169,221         127,865         202,530         333,391
Net income..............................          $  104,911      $   79,275      $  125,977      $  207,441
Basic earnings per share................          $     1.06      $     0.81      $     1.33      $     2.32
Diluted earnings per share..............          $     1.04      $     0.79      $     1.30      $     2.27

(1) The sum of quarterly amounts may not equal the annual amounts reported due to rounding and due to per share amounts being computed independently for each quarter while the full year is based on the annual weighted average shares outstanding.

(2) The first, third and fourth quarters of fiscal 2004 include$16.0 million, $10.6 million, and $15.5 million, respectively, in pre-tax gains from warranty negotiations with certain vendors.

(3) The third quarter of fiscal 2003 includes a $4.7 million pre-tax gain associated with the settlement of certain liabilities and the repayment of a note associated with the sale of the TruckPro business in December 2001. The third quarter of fiscal 2003 also includes a $2.6 million pre-tax negative impact of the adoption of EITF 02-16 regarding vendor funding that resulted in an increase to operating expenses by $15.6 million and an increase to gross profit by $13.0 million.

(4) The fourth quarter of fiscal 2003 includes $8.7 million in pre-tax gains from warranty negotiations with certain vendors and a $4.6 million pre-tax gain as a result of the disposition of properties associated with the fiscal 2001 restructuring and impairment charges. The fourth quarter of fiscal 2003 also includes a $7.4 million pre-tax negative impact of the adoption of EITF 02-16 regarding vendor funding that resulted in an increase to operating expenses by $37.0 million and an increase to gross profit by $29.6 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      We are the nation's leading specialty retailer of automotive parts and accessories, with most of our sales to our DIY customers. We began operations in 1979 and as of August 28, 2004, operated 3,420 auto parts stores in the United States and 63 in Mexico. Each of our stores carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. In many of our domestic stores we also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers and service stations. We also sell the ALLDATA brand automotive diagnostic and repair software. On the web at www.autozone.com, we sell diagnostic and repair information, auto and light truck parts, and accessories. We do not derive revenue from automotive repair or installation.

RESULTS OF OPERATIONS

FISCAL 2004 COMPARED WITH FISCAL 2003

      For the year ended August 28, 2004, AutoZone reported sales of $5.637 billion compared with $5.457 billion for the year ended August 30, 2003, a 3.3% increase from fiscal 2003. This growth was driven by an increase in open stores and continued growth in our commercial sales program. At August 28, 2004, we operated 3,420 domestic auto parts stores and 63 in Mexico, compared with 3,219 domestic auto parts stores and 49 in Mexico at August 30, 2003. Retail DIY sales increased 1.9% and commercial sales increased 10.5% over prior year. Same store sales, or sales for domestic stores open at least one year, were flat during the year. ALLDATA and Mexico sales increased over prior year, contributing 0.4 percentage points of the total increase. Same store sales for domestic stores increased by 2% for the first three fiscal quarters, but were flat for the year due to a 3% decline during the fourth quarter. While our average ticket increased over prior year, the number of transactions with both our DIY and commercial customers deteriorated during the latter part of the year. This deterioration correlated with the sudden rise in gas prices. While gas prices have ebbed and flowed over time, this is the first time that we have seen statistical significance to reduced transactions at the store level. In addition to higher gas prices, it has been reported by the Federal Highway Administration that fewer miles were driven per vehicle, a key macro driver of our industry, for the latter part of our fiscal year.

      Gross profit for fiscal 2004 was $2.757 billion, or 48.9% of net sales, compared with $2.515 billion, or 46.1% of net sales, for fiscal 2003. Fiscal 2004 benefited from $42.1 million in gains from warranty negotiations as compared to $8.7 million in warranty gains during fiscal 2003. Further benefiting gross profit was the adoption of Emerging Issues Task Force Issue No. 02-16 ("EITF 02-16") during fiscal 2003, which requires vendor funding to be classified as a reduction to cost of sales. Prior to the adoption of EITF 02-16, vendor funding was reflected as a reduction to operating, selling, general and administrative expenses. The adoption of EITF 02-16 increased gross profit by $138.2 million in fiscal 2004 and $42.6 million in fiscal 2003; and increased operating, selling, general and administrative expenses by $138.2 million in fiscal 2004 and $52.6 million in fiscal 2003. The remaining improvement in gross profit was driven by strategic pricing and change in product mix.

      Operating, selling, general and administrative expenses for fiscal 2004 increased to $1.758 billion, or 31.2% of net sales, from $1.597 billion, or 29.3% of net sales for fiscal 2003. Fiscal 2003 benefited from a $4.7 million pre-tax gain associated with the settlement of certain liabilities and the repayment of a note associated with the sale of the TruckPro business in December 2001, and a $4.6 million pre-tax gain as a result of the disposition of properties associated with the 2001 restructuring and impairment charges. Drivers of current year expenses included the impact of EITF 02-16, the increase in the number of store refreshes and an increase in new store openings.

      Interest expense, net for fiscal 2004 was $92.8 million compared with $84.8 million during fiscal 2003. This increase was primarily due to higher average borrowing levels over fiscal 2003. Average borrowings for fiscal 2004 were $1.8 billion, compared with $1.5 billion for fiscal 2003. Weighted average borrowing rates were 4.6% at August 28, 2004, compared to 4.4% at August 30, 2003.

      Our effective income tax rate declined to 37.5% of pre-tax income for fiscal 2004 as compared to 37.9% for fiscal 2003.

      Net income for fiscal 2004 increased by 9.4% to $566.2 million, and diluted earnings per share increased by 22.8% to $6.56 from $5.34 in fiscal 2003. The impact of the fiscal 2004 stock repurchases on diluted earnings per share in fiscal 2004 was an increase of approximately $0.20.

FISCAL 2003 COMPARED WITH FISCAL 2002

      For the year ended August 30, 2003, AutoZone reported sales of $5.457 billion (52 weeks) compared with $5.326 billion (53 weeks) for the year ended August 31, 2002, a 2.5% increase from fiscal 2002. At August 30, 2003, we operated 3,219 domestic auto parts stores and 49 in Mexico, compared with 3,068 domestic auto parts stores and 39 in Mexico at August 31, 2002. Excluding sales from the extra week included in the prior year, sales were up 4.6% (see Reconciliation of Non-GAAP Financial Measures). Same store sales, or sales for domestic stores open at least one year, increased approximately 3% during the year, driven by an increase in commercial sales. The improvement in same store sales was due more to an increase in average dollars spent per transaction over the amounts in the same period of the prior year than an increase in transaction count. The balance of the 4.6% increase was due to new store sales for fiscal 2003 which contributed 1.9 percentage points of the increase; ALLDATA and Mexico sales which contributed 0.5 percentage points of the increase, while TruckPro sales in the prior year of $47.6 million reduced the increase by 0.9 percentage points.

      Gross profit for fiscal 2003 was $2.515 billion, or 46.1% of net sales, compared with $2.375 billion, or 44.6% of net sales for fiscal 2002. This improvement was driven by $8.7 million in gains from warranty negotiations and the adoption of EITF 02-16 that reclassified $42.6 million in vendor funding to cost of sales. Prior to the adoption of EITF 02-16, vendor funding was reflected as a reduction to operating, selling, general and administrative expenses. Fiscal 2002 also benefited from $50.4 million in gross profit generated during the 53rd week of that year as compared to the 52 week fiscal 2003. The remaining improvements in gross profit and gross margin reflect the additive impact of new merchandise, a reduction in our product warranty expense, and the benefit of more strategic and disciplined pricing derived from our category management system.

      Operating, selling, general and administrative expenses for fiscal 2003 decreased to $1.597 billion, or 29.3% of net sales, from $1.604 billion, or 30.1% of sales for fiscal 2002. The adoption of EITF 02-16 increased operating expenses during fiscal 2003 by $52.6 million due to the reclassification of vendor funding. Fiscal 2003 expenses were further impacted by a $4.6 million gain as a result of the disposition of properties associated with the fiscal 2001 restructuring and impairment charges and a $4.7 million gain associated with the settlement of certain liabilities and the repayment of a note associated with the sale of the TruckPro business in December 2001. The remaining decreases in operating, selling, general and administrative expenses reflect our relentless expense discipline, in particular, the leveraging of salaries and information technology spending during fiscal 2003.

      Interest expense, net for fiscal 2003 was $84.8 million compared with $79.9 million during fiscal 2002. The increase in interest expense for fiscal 2003 was primarily due to higher levels of debt compared with the 2002 fiscal year. Weighted average borrowings for fiscal 2003 were $1.5 billion, compared with $1.3 billion for fiscal 2002; and, weighted average borrowing rates, excluding the impact of debt amortization and facility fees, remained relatively flat at 4.4% for both fiscal years.

      AutoZone's effective income tax rate declined slightly to 37.9% of pre-tax income for fiscal 2003 as compared to 38.1% for fiscal 2002.

      Net income for fiscal 2003 increased by 20.9% to $517.6 million, and diluted earnings per share increased by 33.5% to $5.34 from $4.00 reported for the year-ago period. The impact of the fiscal 2003 stock repurchases on diluted earnings per share in fiscal 2003 was an increase of $0.19.

SEASONALITY AND QUARTERLY PERIODS

      AutoZone's business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August, in which average weekly per-store sales historically have been about 15% to 25% higher than in the slower months of December through February. During short periods of time, a store's sales can be affected by weather conditions. Extremely hot or extremely cold weather may enhance sales by causing parts to fail and spurring sales of seasonal products. Mild or rainy weather tends to soften sales as parts failure rates are lower in mild weather and elective maintenance is deferred during periods of rainy weather. Over the longer term, the effects of weather balance out, as we have stores throughout the United States.

      Each of the first three quarters of AutoZone's fiscal year consists of 12 weeks, and the fourth quarter consists of 16 weeks (17 weeks in fiscal 2002). Because the fourth quarter contains the seasonally high sales volume and consists of 16 weeks (17 weeks in fiscal 2002), compared with 12 weeks for each of the first three quarters, our fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal 2004 represented 32.6% of annual sales and 37.0% of net income; the fourth quarter of fiscal 2003 represented 33.5% of annual net sales and 40.1% of net income; and the fourth quarter of fiscal 2002 represented 34.6% of annual net sales and 41.6% of net income. Fiscal 2002 consisted of 53 weeks, with the fiscal fourth quarter including 17 weeks. Accordingly, the fourth quarter of fiscal 2002 included the benefit of an additional week of net sales of $109.1 million and net income of $18.3 million.

LIQUIDITY AND CAPITAL RESOURCES

      Net cash provided by operating activities was $638.4 million in fiscal 2004, $720.8 million in fiscal 2003 and $736.2 million in fiscal 2002. The primary source of our liquidity is our cash flows realized through the sale of automotive parts and accessories. Our new-store development program requires working capital, predominantly for inventories. The year-over-year change in accounts payable and accrued expenses was impacted by a $67.0 million decline in accrued warranty obligations related to the $42.1 million in gains from warranty negotiations with certain vendors and the settlement of warranty claims. These warranty negotiations have resulted in the shifting of the warranty liability to the vendors. During the past three fiscal years, we have improved our accounts payable to inventory ratio to 92% at August 28, 2004, from 90% at August 30, 2003, and 85% at August 31, 2002. Contributing to this improvement has been the year-over-year increase in vendor payables as a result of our ability to extend payment terms with our vendors. Prior to May 8, 2004, we had entered into arrangements with certain vendors and banks that, through our issuance of negotiable instruments to our vendors, the vendors could negotiate the instruments at attractive discount rates due to our credit rating. At May 8, 2004, we ceased the issuance of negotiable instruments under these arrangements. At August 28, 2004, and August 30, 2003, approximately $110.7 million and $212.5 million, respectively, were payable by us under these arrangements and are included in accounts payable in the accompanying consolidated balance sheets. The increase in merchandise inventories, required to support new-store development and sales growth, has largely been financed by our vendors, as evidenced by the higher accounts payable to inventory ratio. Contributing to this improvement is the use of pay-on-scan ("POS") arrangements with certain vendors. Under a POS arrangement, AutoZone will not purchase merchandise supplied by a vendor until that merchandise is ultimately sold to AutoZone's customers. Upon the sale of the merchandise to

AutoZone's customers, AutoZone recognizes the liability for the goods and pays the vendor in accordance with the agreed-upon terms. Revenues under POS arrangements are included in net sales in the income statement. Since we do not own merchandise under POS arrangements until just before it is sold to a customer, such merchandise is not included in our balance sheet. AutoZone has financed the repurchase of existing merchandise inventory by certain vendors in order to convert such vendors to POS arrangements. These receivables have durations up to 24 months and approximated $58.3 million at August 28, 2004. The $27.8 million current portion of these receivables is reflected in accounts receivable and the $30.5 million long-term portion is reflected as a component of other long-term assets. Merchandise under POS arrangements was $146.6 million at August 28, 2004, and we continue to actively negotiate with our vendors to increase the use of POS arrangements.

      AutoZone's primary capital requirement has been the funding of its continued new store development program. From the beginning of fiscal 2002 to August 28, 2004, we have opened 443 net new auto parts stores. Net cash flows used in investing activities were $193.7 million in fiscal 2004, compared to $167.8 million in fiscal 2003, and $64.5 million in fiscal 2002. We invested $184.9 million in capital assets in fiscal 2004 compared to $182.2 million in fiscal 2003, and $117.2 million in fiscal 2002. New store openings in the U.S. were 202 for fiscal 2004, 160 for fiscal 2003, and 102 for fiscal 2002. During fiscal 2004, $11.4 million was invested in the acquisition of certain assets from a regional auto parts retailer. Seven stores related to this transaction were converted during fiscal 2004 to AutoZone stores, with the remaining five stores to be converted during fiscal 2005. The converted stores are included in our domestic store count upon opening as an AutoZone store. During fiscal 2002, we sold TruckPro, our heavy-duty truck parts subsidiary, which operated 49 stores, for cash proceeds of $25.7 million. Proceeds from capital asset disposals totaled $2.6 million for fiscal 2004, $14.4 million for fiscal 2003, and $25.1 million for fiscal 2002.

      Net cash used in financing activities was $460.9 million in fiscal 2004, $530.2 million in fiscal 2003, and $675.4 million in fiscal 2002. The net cash used in financing activities is primarily attributable to purchases of treasury stock which totaled $848.1 million for fiscal 2004, $891.1 million for fiscal 2003, and $699.0 million for fiscal 2002. Net proceeds from the issuance of debt securities, including repayments on other debt and the net change in commercial paper borrowings, offset the increased level of treasury stock purchases by approximately $322.4 million in fiscal 2004 and by $329.8 million in fiscal 2003.

      We expect to invest in our business consistent with historical rates during fiscal 2005, primarily related to our new store development program and enhancements to existing stores and systems. We expect to open approximately 200 new stores during fiscal 2005. In addition to the building and land costs, our new-store development program requires working capital, predominantly for non-POS inventories. Historically, we have negotiated extended payment terms from suppliers, reducing the working capital required by expansion. We believe that we will be able to continue to finance much of our inventory requirements through favorable payment terms from suppliers.

      Depending on the timing and magnitude of our future investments (either in the form of leased or purchased properties or acquisitions), we anticipate that we will rely primarily on internally generated funds and available borrowing capacity to support a majority of our capital expenditures, working capital requirements and stock repurchases. The balance may be funded through new borrowings. We anticipate that we will be able to obtain such financing in view of our credit rating and favorable experiences in the debt markets in the past.

Credit Ratings

      At August 28, 2004, AutoZone had a senior unsecured debt credit rating from Standard & Poor's of BBB+ and a commercial paper rating of A-2. Moody's Investors Service had assigned us a senior unsecured debt credit rating of Baa2 and a commercial paper rating of P-2. As of August 28, 2004, Moody's and Standard & Poor's had AutoZone listed as having a "negative" and "stable" outlook, respectively. If our credit ratings drop, our interest expense may increase; similarly, we anticipate that our interest expense may decrease if our investment ratings are raised. If our commercial paper ratings drop below current levels, we may have difficulty continuing to utilize the commercial paper market and our interest expense will increase, as we will then be required to access more expensive bank lines of credit. If our senior unsecured debt ratings drop below investment grade, our access to financing may become more limited.

Debt Facilities

      We maintain $1.0 billion of revolving credit facilities with a group of banks. During fiscal 2004, these credit facilities replaced the previous $950 million of revolving credit facilities. Of the $1.0 billion, $300 million expires in May 2005. The remaining $700 million expires in May 2009. The portion expiring in May 2005 is expected to be renewed, replaced or the option to extend the maturity date of the then outstanding debt by one year will be exercised. The credit facilities exist primarily to support commercial paper borrowings, letters of credit and other short-term unsecured bank loans. As the available balance is reduced by commercial paper borrowings and certain outstanding letters of credit, we had $380.7 million in available capacity under these facilities at August 28, 2004. The rate of interest payable under the credit facilities is a function of the London Interbank Offered Rate (LIBOR), the lending bank's base rate (as defined in the facility agreements) or a competitive bid rate at the option of the Company.

      On October 16, 2002, we issued $300 million of 5.875% Senior Notes that mature in October 2012, with interest payable semi-annually on April 15 and October 15. A portion of the proceeds from these Senior Notes was used to prepay a $115 million unsecured bank term loan due December 2003, to repay a portion of the Company's outstanding commercial paper borrowings, and to settle interest rate hedges associated with the issuance and repayment of the related debt securities. On June 3, 2003, we issued $200 million of 4.375% Senior Notes. These Senior Notes mature in June 2013, and interest is payable semi-annually on June 1 and December 1. The proceeds were used to repay a portion of our outstanding commercial paper borrowings, to prepay $100 million of the $350 million unsecured bank loan due November 2004, and to settle interest rate hedges associated with the issuance of the debt securities.

      As of August 30, 2003, long-term debt included approximately $30 million related to synthetic leases, with expiration dates in fiscal 2006, for a small number of our domestic stores. At August 30, 2003, we recognized the obligations under the lease facility and increased its property and long-term debt balances on our balance sheet by approximately $30 million. All obligations related to the synthetic leases were settled during fiscal 2004.

      During November 2003, we issued $300 million of 5.5% Senior Notes due November 2015 and $200 million of 4.75% Senior Notes due November 2010. Interest under both notes is payable in May and November of each year. Proceeds were used to repay a $250 million bank term loan, $150 million in 6% Senior Notes and to reduce commercial paper borrowings. During November 2003, we settled all then outstanding interest rate hedge instruments, including interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

      On August 17, 2004, we filed a shelf registration with the Securities and Exchange Commission that allows us to sell up to $300 million in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt, and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions. All debt under this registration statement is planned to be issued in the first quarter of fiscal 2005. Based on this planned debt issuance, on March 31, 2004, we entered into a five-year forward-starting interest rate swap with a notional amount of $300 million with a settlement and an effective date in October 2004. The fair value of this swap was $4.6 million at August 28, 2004, and is reflected as a component of other assets.

      We agreed to observe certain covenants under the terms of our borrowing agreements, including limitations on total indebtedness, restrictions on liens and minimum fixed charge coverage. All of the repayment obligations under our borrowing agreements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs. Additionally, the repayment obligations may be accelerated if AutoZone experiences a change in control (as defined in the agreements) of AutoZone or its Board of Directors. As of August 28, 2004, the Company was in compliance with all covenants and we expect to remain in compliance with all covenants.

Stock Repurchases

      As of August 28, 2004, the Board of Directors had authorized the Company to repurchase up to $3.9 billion of common stock in the open market. Such authorization includes the additional $600 million that was approved by the Board of Directors on March 17, 2004. From January 1998 to August 28, 2004, the Company has repurchased a total of 82.2 million shares at an aggregate cost of $3.675 billion. The Company repurchased 10.2 million shares of its common stock at an aggregate cost of $848.1 million during fiscal 2004, 12.3 million shares of its common stock at an aggregate cost of $891.1 million during fiscal 2003, and 12.6 million shares of its common stock at an aggregate cost of $698.9 million during fiscal 2002.

Financial Commitments

      The following table shows AutoZone's obligations and commitments to make future payments under contractual obligations:

                                                                                   PAYMENT DUE BY PERIOD
                                                            TOTAL     ----------------------------------------------
                                                         CONTRACTUAL   LESS THAN     BETWEEN    BETWEEN     OVER 5
                  (IN THOUSANDS)                         OBLIGATIONS    1 YEAR      1-3 YEARS  4-5 YEARS    YEARS
------------------------------------------------------  ------------- ----------   ----------  ---------  -----------
Long-term debt (1)....................................   $ 1,869,250   $ 525,100    $ 154,150  $ 190,000  $1,000,000
Operating leases (2)..................................       847,883     130,115      221,161    143,241     353,366
Construction obligations..............................        26,385      26,385           --         --          --
                                                         -----------   ---------    ---------  ---------  ----------
                                                         $ 2,743,518   $ 681,600    $ 375,311  $ 333,241  $1,353,366
                                                         ===========   =========    =========  =========  ==========

(1) Long-term debt balances represent principal maturities, excluding interest. At August 28, 2004, debt balances due in less than one year of $525.1 million are classified as long-term in our consolidated financial statements, as we have the ability and intention to refinance them on a long-term basis.

(2)   Operating lease obligations include related interest.

      We have certain contingent liabilities that are not accrued in our balance sheet in accordance with accounting principles generally accepted in the United States. These contingent liabilities are not included in the table above.

      We have other liabilities reflected in our balance sheet, including deferred income taxes, pension and self-insurance accruals. The payment obligations associated with these liabilities are not reflected in the financial commitments table due to the absence of scheduled maturities. Therefore, the timing of these payments cannot be determined, except for amounts estimated to be payable in 2005 that are included in current liabilities.

      The following table shows AutoZone's other commitments which all have expiration periods of less than one year:

                                                                      TOTAL
                                                                      OTHER
                              (IN THOUSANDS)                       COMMITMENTS
----------------------------------------------------------------   ------------
Standby letters of credit........................................  $   97,158
Surety bonds.....................................................      10,799
                                                                   ----------
                                                                   $  107,957
                                                                   ==========

Off-Balance Sheet Arrangements

      The above table reflects the outstanding letters of credit and surety bonds as of August 28, 2004. A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with them as the underlying liabilities are already reflected in our balance sheet. The letters of credit and surety bonds arrangements have automatic renewal clauses.

      In conjunction with our commercial sales program, we offer credit to some of our commercial customers. The receivables related to the credit program are sold to a third party at a discount for cash with limited recourse. AutoZone has recorded a reserve for this recourse. At August 28, 2004, the receivables facility had an outstanding balance of $55.7 million and the balance of the recourse reserve was $0.8 million.

RESTRUCTURING AND IMPAIRMENT CHARGES

      In fiscal 2001, AutoZone recorded restructuring and impairment charges of $156.8 million related to the planned closure of 51 domestic auto parts stores and the disposal of real estate projects in process and excess properties. The accrued obligations for restructuring charges, representing the remaining lease payments and other carrying charges of the closed stores under lease, totaled approximately $2.2 million at August 28, 2004, and $12.5 million at August 30, 2003. The original charges and activity in the restructuring accruals is described more fully in Note K in the notes to consolidated financial statements.

VALUE OF PENSION ASSETS

      At August 28, 2004, the fair market value of AutoZone's pension assets was $102.4 million, and the related accumulated benefit obligation was $128.4 million. On January 1, 2003, our defined benefit pension plans were frozen. Accordingly, plan participants earn no new benefits under the plan formulas, and no new participants may join the plans. The material assumptions for fiscal 2004 are an expected long-term rate of return on plan assets of 8.0% and a discount rate of 6.5%. For additional information regarding AutoZone's qualified and non-qualified pension plans refer to Note I in the notes to consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46, as revised in December 2003, clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires the consolidation of certain types of entities in which a company absorbs a majority of another entity's expected losses or residual returns, or both, as a result of ownership, contractual or other financial interests in the other entity. These entities are called variable interest entities. FIN 46 applies immediately to variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied to periods ending after March 15, 2004. Our adoption did not have a significant impact on our consolidated financial position, operating results or cash flows.

CRITICAL ACCOUNTING POLICIES

Product Warranties

      Limited warranties on certain products that range from 30 days to lifetime warranties are provided to our customers by AutoZone or the vendors supplying our products. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. These obligations, which are often funded by vendor allowances, are recorded as a component of accrued expenses in our consolidated balance sheets. We periodically assess the adequacy of our recorded warranty liability and adjust the amount as necessary. During fiscal 2004 and 2003, we successfully negotiated with certain vendors to transfer warranty obligations to such vendors in order to minimize our warranty exposure resulting in credits to earnings.

Litigation and Other Contingent Liabilities

      We have received claims related to and been notified that we are a defendant in a number of legal proceedings resulting from our business, such as employment matters, product liability claims and general liability claims related to our store premises. We calculate contingent loss accruals using our best estimate of our probable and reasonably estimable contingent liabilities, such as lawsuits and our retained liability for insured claims.

Vendor Allowances

      AutoZone receives various payments and allowances from its vendors based on the volume of purchases or for services that AutoZone provides to the vendors. Monies received from vendors include rebates, allowances and promotional funds. Typically these funds are dependent on purchase volumes and advertising plans. The amounts to be received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise.

      Rebates and other miscellaneous incentives are earned based on purchases or product sales. These monies are treated as a reduction of inventories and are recognized as a reduction to cost of sales as the inventories are sold.

      Certain vendor allowances are used exclusively for promotions and to partially or fully offset certain other direct expenses. Such vendor funding arrangements that were entered into on or before December 31, 2002, were recognized as a reduction to operating, selling, general and administrative expenses when earned. However, for such vendor funding arrangements entered into or modified after December 31, 2002, AutoZone applied the new guidance pursuant to the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Cash Consideration Received from a Vendor" ("EITF 02-16"). Accordingly, all vendor funds from arrangements entered into or modified after December 31, 2002, were recognized as a reduction to cost of sales as the inventories were sold.

      This accounting pronouncement for vendor funding has not impacted the way AutoZone runs its business or its relationships with vendors. It does, however, require the deferral of certain vendor funding which is calculated based upon vendor inventory turns. Based on the timing of the issuance of the pronouncement and guidelines during fiscal 2003, we were precluded from adopting EITF 02-16 as a cumulative effect of a change in accounting principle. Our timing and accounting treatment of EITF 02-16 was not discretionary.

Impairments

      In accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we evaluate the recoverability of the carrying amounts of long-lived assets, such as property and equipment, covered by this standard whenever events or changes in circumstances dictate that the carrying value may not be recoverable. As part of the evaluation, we review performance at the store level to identify any stores with current period operating losses that should be considered for impairment. We compare the sum of the undiscounted expected future cash flows with the carrying amounts of the assets.

      Under the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), we perform an annual test of goodwill to compare the estimated fair value of goodwill to the carrying amount to determine if any impairment exists. We perform the annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments.

      If impairments are indicated by either of the above evaluations, the amount by which the carrying amount of the assets exceeds the fair value of the assets is recognized as an impairment loss. Such evaluations require management to make certain assumptions based upon information available at the time the evaluation is performed, which could differ from actual results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, we use various financial instruments to reduce interest rate and fuel price risks. To date, based upon our current level of foreign operations, hedging costs and past changes in the associated foreign exchange rates, no instruments have been utilized to reduce foreign exchange rate risk. All of our hedging activities are governed by guidelines that are authorized by our Board of Directors. Further, we do not buy or sell financial instruments for trading purposes.

Interest Rate Risk

      AutoZone's financial market risk results primarily from changes in interest rates. At times, we reduce our exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

      AutoZone has utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. At August 28, 2004, we held a five-year forward-starting interest rate swap with a notional amount of $300 million. This swap has an October 2004 settlement and effective date to coincide with an anticipated debt transaction. It is expected that upon settlement of the agreement, the realized gain or loss will be deferred in other comprehensive income and reclassified to interest expense over the life of the underlying debt.

      At August 30, 2003, we held an interest rate swap contract, which was settled in September 2003, to hedge $25 million of variable rate debt associated with commercial paper borrowings. At August 30, 2003, we also held treasury lock agreements with notional amounts of $300 million and a forward-starting interest rate swap with a notional amount of $200 million. These agreements hedged the exposure to variability in future cash flows resulting from changes in interest rates prior to the November 2003 issuance of $300 million 5.5% Senior Notes due November 2015 and $200 million 4.75% Senior Notes due November 2010. The related gains on these transactions are deferred in stockholders' equity as a component of other comprehensive income or loss. These deferred gains are recognized in income as a decrease to interest expense in the period in which the related interest rates being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the interest rate being hedged, that ineffective portion is immediately recognized in income. During November 2003, we recognized $2.7 million in gains related to the ineffective portion of these agreements. The remaining gains realized upon the November 2003 settlement were deferred in other comprehensive income and are being reclassified to interest expense over the life of the underlying Senior Notes, resulting in effective interest rates of 4.86% on the $300 million issuance and 4.17% on the $200 million issuance.

      During fiscal 2003, we also entered into and settled a forward-starting interest rate swap with a notional amount of $200 million, used to hedge the variability in future cash flows resulting from changes in interest rates prior to the issuance of $200 million 4.375% Senior Notes. The loss realized upon settlement was deferred in other comprehensive income and is being reclassified to interest expense over the life of the underlying Senior Notes, resulting in an effective interest rate of 5.65%. During fiscal 2003, all of our hedge instruments were determined to be highly effective, and no ineffective portion was recognized in income.

      AutoZone reflects the current fair value of all interest rate hedge instruments on our consolidated balance sheets as a component of other assets. The fair values of the interest rate hedge instruments were $4.6 million at August 28, 2004 and were $41.6 million at August 30, 2003. Our outstanding hedge instrument was determined to be highly effective at August 28, 2004.

      The fair value of our debt was estimated at $1.88 billion as of August 28, 2004, and $1.57 billion as of August 30, 2003, based on the quoted market prices for the same or similar debt issues or on the current rates available to AutoZone for debt of the same remaining maturities. Such fair value is greater than the carrying value of debt at August 28, 2004, by $11.1 million, and at August 30, 2003, by $27.3 million. We had $529.3 million of variable rate debt outstanding at August 28, 2004, and $556.8 million outstanding at August 30, 2003, both of which exclude the effect of any interest rate swaps designated and effective as cash flow hedges of such variable rate debt. At these borrowing levels for variable rate debt, a one percentage point increase in interest rates would have had an unfavorable impact on our pre-tax earnings and cash flows of $5.3 million in 2004 and $5.6 million in fiscal 2003, which excludes the effects of interest rate swaps. The primary interest rate exposure on variable rate debt is based on LIBOR. We had outstanding fixed rate debt of $1.34 billion at August 28, 2004, and $990.0 million at August 30, 2003. A one percentage point increase in interest rates would reduce the fair value of our fixed rate debt by $81.1 million at August 28, 2004 and by $47.0 million at August 30, 2003.

Fuel Price Risk

      Fuel swap contracts utilized by us have not previously been designated as hedging instruments under the provisions of SFAS 133 and do not qualify for hedge accounting treatment, although the instruments were executed to economically hedge the consumption of diesel fuel used to distribute our products. Accordingly, mark-to-market gains and losses related to such fuel swap contracts are recorded in cost of sales as a component of distribution costs. As of August 28, 2004, the current month's fuel swap contract was outstanding with a settlement date of August 31, 2004. During fiscal 2004 and 2003, we entered into fuel swaps to economically hedge a portion of our diesel fuel exposure. These swaps were settled within a few days of each fiscal year end and had no significant impact on cost of sales for the 2004 or 2003 fiscal years.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

      "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" include certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures provide additional information for determining our optimum capital structure and are used to assist management in evaluating performance and in making appropriate business decisions to maximize stockholders' value.

      Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purpose of analyzing our operating performance, financial position or cash flows. However, we have presented the non-GAAP financial measures, as we believe they provide additional information to analyze or compare our operations. Furthermore, our management and Compensation Committee of the Board of Directors use the above mentioned non-GAAP financial measures to analyze and compare our underlying operating results and to determine payments of performance-based compensation. We have included a reconciliation of this information to the most comparable GAAP measures in the following reconciliation tables.

Reconciliation of Non-GAAP Financial Measure: After-Tax Return on Invested
Capital

      The following table reconciles the percentages of after-tax return on invested capital, or "ROIC," both including and excluding the fiscal 2001 restructuring and impairment charges, to net income. After-tax return on invested capital is calculated as after-tax operating profit (excluding rent) divided by average invested capital (which includes a factor to capitalize operating leases). The ROIC percentages are presented in the "Selected Financial Data."

(in thousands, except per share and percentage data)

                                                                            FISCAL YEAR ENDED AUGUST
                                                      ----------------------------------------------------------------------
                                                         2004             2003          2002           2001         2000
                                                      ----------       ---------    -----------     -----------  -----------
Net income.......................................     $  566,202       $  517,604   $   428,148     $   175,526  $   267,590
Adjustments:
      After-tax interest.........................         58,003           52,686        49,471          61,560       47,241
      After-tax rent.............................         73,086           68,764        61,348          61,396       58,853
                                                      ----------       ----------   -----------     -----------  -----------
After-tax return.................................        697,291          639,054       538,967         298,482      373,684
After-tax restructuring and
 impairment charges..............................             --               --            --          95,822           --
                                                      ----------       ----------   -----------     -----------  -----------
After-tax return, excluding restructuring  and
 impairment charges..............................     $  697,291       $  639,054   $   538,967     $   394,304  $   373,684
                                                      ==========       ==========   ===========     ===========  ===========

Average debt (1).................................     $1,787,307       $1,484,987   $ 1,329,077     $ 1,445,899  $ 1,182,055
Average equity (2)...............................        292,802          580,176       802,289         879,912    1,149,104
Rent x 6 (3).....................................        701,621          663,990       594,192         602,382      574,290
                                                      ----------       ----------   -----------     -----------  -----------
Pre-tax invested capital.........................      2,781,730        2,729,153     2,725,558       2,928,193    2,905,449
Average equity, excluding
  restructuring and impairment charges (4).......             --               --            --           6,844           --
                                                      ----------       ----------   -----------     -----------  -----------
Pre-tax invested capital, excluding restructuring
 and impairment charges..........................     $2,781,730       $2,729,153   $ 2,725,558     $ 2,935,037  $ 2,905,449
                                                      ==========       ==========   ===========     ===========  ===========

ROIC.............................................           25.1%            23.4%         19.8%           10.1%        12.9%
ROIC, before restructuring and
 impairment charges..............................           25.1%            23.4%         19.8%           13.4%(5)     12.9%

(1) Average debt is equal to the average of our long-term debt measured at the end of the prior fiscal year and each of the 13 fiscal periods in the current fiscal year. Long-term debt (in thousands) was $888,340 at August 28, 1999.

(2) Average equity is equal to the average of our stockholders' equity measured at the end of the prior fiscal year and each of the 13 fiscal periods of the current fiscal year. Stockholders' equity (in thousands) was $1,323,801 at August 28, 1999.

(3) Rent is multiplied by a factor of six to capitalize operating leases in the determination of pre-tax invested capital.

(4) Average equity at August 25, 2001, increased by $6.8 million as a result of excluding restructuring and impairment charges.

(5) ROIC excluding nonrecurring charges was presented as 14.3% in our Form 10-K for the fiscal year ended August 31, 2002, but has been revised to reflect a rolling 13-period average of debt and equity to conform with our current methodology for calculating ROIC.

Reconciliation of Non-GAAP Financial Measure: Cash Flow Before Share Repurchases and Changes in Debt

      The following table reconciles net increase (decrease) in cash and cash equivalents to cash flow before share repurchases and changes in debt, which is presented in the "Selected Financial Data".

(in thousands)

                                                                         FISCAL YEAR ENDED AUGUST
                                                      -----------------------------------------------------------
                                                          2004        2003         2002       2001        2000
                                                      -----------  ----------   ---------- ----------   --------
Net increase (decrease) in cash and cash equivalents  $  (16,250)  $   22,796   $  (3,709) $    8,680   $   (6,299)
Less: Increase (decrease) in debt..................      322,405      352,328     (30,885)    (24,535)     361,597
Less: Share repurchases............................     (848,102)    (891,095)   (698,983)   (366,097)    (639,925)
                                                      ----------   ----------  ----------  ----------   ----------
Cash flow before share repurchases and
    changes in debt................................   $  509,447   $  561,563   $ 726,159  $  399,312   $  272,029
                                                      ==========   ==========  ==========  ==========   ==========

Reconciliation of Non-GAAP Financial Measure: Fiscal 2002 Results Excluding Impact of 53rd Week

The following table summarizes the favorable impact of the additional week of the 53 week fiscal year ended August 31, 2002.

(in thousands, except per share and percentage data)

                                                                       UNAUDITED        FISCAL 2002
                                                                       RESULTS OF       RESULTS OF
                                         FISCAL 2002       PERCENT     OPERATIONS       OPERATIONS        PERCENT
                                         RESULTS OF          OF           FOR            EXCLUDING          OF
                                         OPERATIONS        REVENUE     53RD WEEK        53RD WEEK         REVENUE
                                         ----------        -------    -----------      ------------       --------
Net sales...........................    $ 5,325,510        100.0%     $  (109,079)     $ 5,216,431         100.0%
Cost of sales.......................      2,950,123         55.4%         (58,688)       2,891,435          55.4%
                                        -----------        -----      -----------      -----------         -----
Gross profit........................      2,375,387         44.6%         (50,391)       2,324,996          44.6%
Operating expenses..................      1,604,379         30.1%         (20,911)       1,583,468          30.4%
                                        -----------        -----      -----------      -----------         -----
Operating profit....................        771,008         14.5%         (29,480)         741,528          14.2%
Interest expense, net...............         79,860          1.5%              --           79,860           1.5%
                                        -----------        -----      -----------      -----------         -----
Income before taxes.................        691,148         13.0%         (29,480)         661,668          12.7%
Income taxes........................        263,000          5.0%         (11,210)         251,790           4.8%
                                        -----------        -----      -----------      -----------         -----
Net income..........................    $   428,148          8.0%     $   (18,270)     $   409,878           7.9%
                                        ===========        =====      ===========      ===========         =====
Diluted earnings per share..........    $      4.00                   $     (0.17)     $      3.83
                                        ===========                   ===========      ===========

CONSOLIDATED STATEMENTS OF INCOME

                                                                                           YEAR ENDED
                                                                            -----------------------------------------
                                                                             AUGUST 28,    AUGUST 30,     AUGUST 31,
                                                                                2004          2003          2002
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)                  (52 WEEKS)    (52 WEEKS)    (53 WEEKS)
-----------------------------------------------------------------------     ------------  ------------  -------------
Net sales..............................................................     $  5,637,025  $  5,457,123  $  5,325,510
Cost of sales, including warehouse and delivery expenses...............        2,880,446     2,942,114     2,950,123
Operating, selling, general and administrative expenses................        1,757,873     1,597,212     1,604,379
                                                                            ------------  ------------  ------------
Operating profit.......................................................          998,706       917,797       771,008
Interest expense, net..................................................           92,804        84,790        79,860
                                                                            ------------  ------------  ------------
Income before income taxes.............................................          905,902       833,007       691,148
Income taxes...........................................................          339,700       315,403       263,000
                                                                            ------------  ------------  ------------
Net income.............................................................     $    566,202  $    517,604  $    428,148
                                                                            ============  ============  ============

Weighted average shares for basic earnings per share...................           84,993        94,906       104,446
Effect of dilutive stock equivalents...................................            1,357         2,057         2,665
                                                                            ------------  ------------  ------------
Adjusted weighted average shares for diluted earnings per share........           86,350        96,963       107,111
                                                                            ============  ============  ============

Basic earnings per share...............................................     $       6.66  $       5.45  $       4.10
                                                                            ============  ============  ============
Diluted earnings per share.............................................     $       6.56  $       5.34  $       4.00
                                                                            ============  ============  ============

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

                                                                                          AUGUST 28,        AUGUST 30,
                           (IN THOUSANDS, EXCEPT PER SHARE DATA)                            2004              2003
-------------------------------------------------------------------------------------   -------------     -------------
ASSETS
Current assets:
   Cash and cash equivalents.........................................................   $      76,852     $      93,102
   Accounts receivable...............................................................          68,372            43,746
   Merchandise inventories...........................................................       1,561,479         1,511,316
   Prepaid expenses and other current assets.........................................          49,054            19,194
   Deferred income taxes.............................................................              --             3,996
                                                                                        -------------     -------------
         Total current assets........................................................       1,755,757         1,671,354
Property and equipment:
   Land..............................................................................         538,920           525,473
   Buildings and improvements........................................................       1,370,079         1,325,759
   Equipment.........................................................................         574,882           551,465
   Leasehold improvements............................................................         137,562           125,592
   Construction in progress..........................................................          87,694            44,871
                                                                                        -------------     -------------
                                                                                            2,709,137         2,573,160
   Less: Accumulated depreciation and amortization...................................         919,048           857,407
                                                                                        -------------     -------------
                                                                                            1,790,089         1,715,753

Goodwill, net of accumulated amortization............................................         301,015           294,348
Deferred income taxes................................................................              --            25,543
Other long-term assets...............................................................          65,704            59,828
                                                                                        -------------     -------------
                                                                                              366,719           379,719
                                                                                        -------------     -------------
                                                                                        $   3,912,565     $   3,766,826
                                                                                        =============     =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable..................................................................   $   1,429,128     $   1,360,482
   Accrued expenses..................................................................         310,880           361,466
   Income taxes payable..............................................................          72,096            39,978
   Deferred income taxes.............................................................           6,011                --
                                                                                        -------------     -------------
     Total current liabilities.......................................................       1,818,115         1,761,926
Long-term debt.......................................................................       1,869,250         1,546,845
Other liabilities....................................................................          48,079            84,297
Deferred income taxes................................................................           5,728                --

Commitments and contingencies

Stockholders' equity:
   Preferred stock, authorized 1,000 shares; no shares issued........................              --                --
   Common stock, par value $.01 per share, authorized 200,000 shares; 89,393 shares issued and 79,628 shares outstanding in 2004 and 100,670 shares
     issued and 88,708 shares outstanding in 2003....................................             894             1,007
   Additional paid-in capital........................................................         414,231           410,962
   Retained earnings.................................................................         580,147           869,739
   Accumulated other comprehensive loss..............................................         (15,653)          (37,297)
   Treasury stock, at cost...........................................................        (808,226)         (870,653)
                                                                                        -------------     -------------
     Total stockholders' equity......................................................         171,393           373,758
                                                                                        -------------     -------------
                                                                                        $   3,912,565     $   3,766,826
                                                                                        =============     =============

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                    YEAR ENDED
                                                                              -----------------------------------------------------
                                                                                  AUGUST 28,         AUGUST 30,        AUGUST 31,
                                                                                    2004               2003              2002
                               (IN THOUSANDS)                                    (52 WEEKS)         (52 WEEKS)        (53 WEEKS)
---------------------------------------------------------------------------   ----------------   ----------------  ----------------
Cash flows from operating activities:
   Net income..............................................................   $        566,202   $        517,604  $        428,148
   Adjustments to reconcile net income to net cash provided
     by operating activities:
      Depreciation and amortization of property and equipment..............            106,891            109,748           118,255
      Amortization of debt origination fees................................              4,230              7,334             2,283
      Income tax benefit realized from exercise of options.................             24,339             37,402            42,159
      Gains from warranty negotiations                                                 (42,094)            (8,695)               --
      Changes in operating assets and liabilities:
         Deferred income taxes.............................................             44,498             65,701            28,483
         Accounts receivable and prepaid expenses..........................            (26,101)           (27,468)          (12,879)
         Merchandise inventories...........................................           (119,539)          (135,732)         (168,150)
         Accounts payable and accrued expenses.............................             60,154            176,702           282,408
         Income taxes payable..............................................             32,118             (3,460)           13,743
         Other, net........................................................            (12,319)           (18,329)            1,720
                                                                              ----------------   ----------------  ----------------
      Net cash provided by operating activities............................            638,379            720,807           736,170

Cash flows from investing activities:
   Capital expenditures....................................................           (184,870)          (182,242)         (117,239)
   Acquisition.............................................................            (11,441)                --                --
   Proceeds from sale of business..........................................                 --                 --            25,723
   Proceeds from disposal of capital assets................................              2,590             14,443            25,094
   Notes receivable from officers..........................................                 --                 --             1,911
                                                                              ----------------   ----------------  ----------------
      Net cash used in investing activities................................           (193,721)          (167,799)          (64,511)

Cash flows from financing activities:
   Net change in commercial paper..........................................            254,400             44,800          (162,247)
   Proceeds from issuance of debt..........................................            500,000            500,000           150,000
   Repayment of debt.......................................................           (431,995)          (215,000)          (15,000)
   Net proceeds from sale of common stock..................................             33,552             45,303            55,676
   Purchase of treasury stock..............................................           (848,102)          (891,095)         (698,983)
   Settlement of interest rate hedge instruments...........................             32,166            (28,524)               --
   Other...................................................................               (929)            14,304            (4,814)
                                                                              ----------------   ----------------  ----------------
      Net cash used in financing activities................................           (460,908)          (530,212)         (675,368)
                                                                              ----------------   ----------------  ----------------

Net increase (decrease) in cash and cash equivalents.......................            (16,250)            22,796            (3,709)
Cash and cash equivalents at beginning of year.............................             93,102             70,306            74,015
                                                                              ----------------   ----------------  ----------------
Cash and cash equivalents at end of year...................................   $         76,852   $         93,102  $         70,306
                                                                              ================   ================  ================

Supplemental cash flow information:
   Interest paid, net of interest cost capitalized.........................   $         77,871   $         77,533  $         77,935
                                                                              ================   ================  ================
   Income taxes paid.......................................................   $        237,010   $        215,760  $        178,417
                                                                              ================   ================  ================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                               ACCUMULATED
                                      COMMON                 ADDITIONAL                           OTHER
                                      SHARES      COMMON      PAID-IN     NOTES      RETAINED  COMPREHENSIVE  TREASURY
              (IN THOUSANDS)          ISSUED       STOCK      CAPITAL   RECEIVABLE   EARNINGS     LOSS          STOCK       TOTAL
------------------------------------- -------     ------     --------   ----------   --------   --------      ---------   ---------
Balance at August 25, 2001........... 119,518     $1,195     $295,629   $(1,911)     $825,196   $(5,308)      $(248,588)  $ 866,213
Net income...........................                                                 428,148                               428,148
Foreign currency translation
  adjustment.........................                                                             (1,447)                    (1,447)
Unrealized losses on derivatives.....                                                             (4,848)                    (4,848)
                                                                                                                          ---------
  Comprehensive income...............                                                                                       421,853
Repayments of notes receivable
  from officers......................                                     1,911                                               1,911
Purchase of 12,591 shares of
  treasury stock.....................                             298                                          (698,983)   (698,685)
Retirement of treasury stock......... (12,000)      (120)     (23,280)               (279,203)                  302,603          --
Sale of common stock under
  stock option and stock
  purchase plans.....................   2,444         25       55,651                                                        55,676
Tax benefit of exercise of stock
  options............................                          42,159                                                        42,159
                                      -------     ------     --------   -------      --------   --------      ---------   ---------
Balance at August 31, 2002........... 109,962      1,100      370,457        --       974,141    (11,603)      (644,968)    689,127
Net income...........................                                                 517,604                               517,604
Minimum pension liability net
  of taxes of $(18,072)..............                                                            (29,739)                   (29,739)
Foreign currency translation
   adjustment........................                                                             (8,276)                    (8,276)
Net gains on outstanding
  derivatives net of  taxes of
  $15,710............................                                                             25,856                     25,856
Net losses on terminated/
   matured derivatives...............                                                            (20,014)                   (20,014)
Reclassification of net losses on
  derivatives into earnings..........                                                              6,479                      6,479
                                                                                                                          ---------
  Comprehensive income...............                                                                                       491,910
Purchase of 12,266 shares of
  treasury stock.....................                           1,111                                          (891,095)   (889,984)
Retirement of treasury stock......... (11,000)      (110)     (43,120)               (622,006)                  665,236          --
Sale of common stock under
  stock option and stock
  purchase plans.....................   1,708         17       45,112                                               174      45,303
Tax benefit of exercise of stock
  options............................                          37,402                                                        37,402
                                      -------     ------     --------   -------      --------   --------      ---------   ---------
Balance at August 30, 2003........... 100,670      1,007      410,962        --       869,739    (37,297)      (870,653)    373,758
Net income...........................                                                 566,202                               566,202
Minimum pension liability net
  of taxes of $10,750................                                                             17,537                     17,537
Foreign currency translation
   adjustment........................                                                             (3,841)                    (3,841)
Net gains on outstanding
   derivatives net of  taxes of
   $1,740............................                                                              2,900                      2,900
Net gains on terminated/
   matured derivatives net of
   taxes of ($15,710)................                                                              6,226                      6,226
Reclassification of derivative
   ineffectiveness into earnings.....                                                             (2,701)                    (2,701)
Reclassification of net losses on
  derivatives into earnings..........                                                              1,523                      1,523
                                                                                                                          ---------
  Comprehensive income...............                                                                                       587,846
Purchase of 10,194 shares of
  treasury stock.....................                                                                          (848,102)   (848,102)
Retirement of treasury stock......... (12,400)      (124)     (54,611)               (855,794)                  910,529          --
Sale of common stock under
  stock option and stock
  purchase plans.....................   1,123         11       33,541                                                        33,552
Tax benefit of exercise of stock
  options............................                          24,339                                                        24,339
                                      -------     ------     --------   -------      --------   --------      ---------   ---------
Balance at August 28, 2004...........  89,393     $  894     $414,231   $    --      $580,147   $(15,653)     $(808,226)   $171,393
                                      =======     ======     ========   =======      ========   ========      =========   =========

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

      BUSINESS: AutoZone, Inc. and its wholly owned subsidiaries ("AutoZone" or the "Company") is principally a retailer of automotive parts and accessories. At the end of fiscal 2004, the Company operated 3,420 domestic auto parts stores in 48 states and the District of Columbia and 63 auto parts stores in Mexico. Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. Many of the domestic stores have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers and service stations. The Company also sells the ALLDATA brand automotive diagnostic and repair software. On the web, the Company sells automotive diagnostic and repair information and auto and light truck parts through www.autozone.com.

      FISCAL YEAR: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August.

      BASIS OF PRESENTATION: The consolidated financial statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

      USE OF ESTIMATES: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements. Actual results could differ from those estimates.

      RECLASSIFICATIONS: To conform to current year presentation, certain prior year amounts have been reclassified within the consolidated statements of cash flows and the consolidated balance sheet. Prior year presentations had netted or included certain amounts within accounts payable; these amounts have now been reclassified for all periods presented impacting cash and cash equivalents, accounts payable and accrued expenses.

      CASH EQUIVALENTS: Cash equivalents consist of investments with original maturities of 90 days or less at the date of purchase. Excluded from cash equivalents are $20.1 million in investments in money market accounts at August 28, 2004, held by the Company's wholly-owned insurance captive that was established during fiscal 2004. These investments are included within the prepaid expenses and other current assets caption and are recorded at cost, which approximates market value, due to the short maturity of the investments.

      ACCOUNTS RECEIVABLE: Accounts receivable consists of receivables from customers and vendors, including the current portion of long-term receivables from certain vendors.

      MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. Included in inventory are related purchasing, storage and handling costs. Due to price deflation on the Company's merchandise purchases, the Company's inventory balances are effectively maintained under the first-in, first-out method as the Company's policy is not to write up inventory for favorable LIFO adjustments, resulting in cost of sales being reflected at the higher amount. The cumulative balance of this unrecorded adjustment, which will be reduced upon experiencing price inflation on our merchandise purchases, was $158 million at August 28, 2004, and $102 million at August 30, 2003.

      AutoZone has entered into pay-on-scan ("POS") arrangements with certain vendors, whereby AutoZone will not purchase merchandise supplied by a vendor until that merchandise is ultimately sold to AutoZone's customers. Title and certain risks of ownership remain with the vendor until the merchandise is sold to AutoZone's customers. Since the Company does not own merchandise under POS arrangements until just before it is sold to a customer, such merchandise is not recorded on the Company's balance sheet. Upon the sale of the merchandise to AutoZone's customers, AutoZone recognizes the liability for the goods and pays the vendor in accordance with the agreed-upon terms. Although AutoZone does not hold title to the goods, AutoZone controls pricing and has credit collection risk and therefore, revenues under POS arrangements are included in net sales in the income statement. AutoZone has financed the repurchase of existing merchandise inventory by certain vendors in order to convert such vendors to POS arrangements. These receivables have durations up to 24 months and approximated $58.3 million at August

28, 2004. The $27.8 million current portion of these receivables is reflected in accounts receivable and the $30.5 million long-term portion is reflected as a component of other long-term assets. Merchandise under POS arrangements was $146.6 million at August 28, 2004.

      PROPERTY AND EQUIPMENT: Property and equipment is stated at cost. Depreciation is computed principally using the straight-line method over the following estimated useful lives: buildings, 40 to 50 years; building improvements, 5 to 15 years; equipment, 3 to 7 years; and leasehold improvements, 5 to 15 years, not to exceed the remaining lease term.

      IMPAIRMENT OF LONG-LIVED ASSETS: In accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the Company evaluates the recoverability of the carrying amounts of the assets covered by this standard annually and more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. As part of the evaluation, the Company reviews performance at the store level to identify any stores with current period operating losses that should be considered for impairment. The Company compares the sum of the undiscounted expected future cash flows with the carrying amounts of the assets. If impairments are indicated, the amount by which the carrying amount of the assets exceeds the fair value of the assets is recognized as an impairment loss. No significant impairment losses were recorded in the three years ended August 28, 2004.

      GOODWILL: The cost in excess of fair value of identifiable net assets of businesses acquired is recorded as goodwill and is reflected net of $32.2 million in accumulated amortization as of August 28, 2004 and August 30, 2003. In accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill has not been amortized since fiscal 2001, but an analysis is performed at least annually to compare the fair value of goodwill to the carrying amount to determine if any impairment exists. The Company performs its annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. No impairment losses were recorded in the three years ended August 28, 2004.

      DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, the Company uses various financial instruments to reduce such risks. To date, based upon the Company's current level of foreign operations, hedging costs and past changes in the associated foreign exchange rates, no instruments have been utilized to reduce this market risk. All of the Company's hedging activities are governed by guidelines that are authorized by AutoZone's Board of Directors. Further, the Company does not buy or sell financial instruments for trading purposes.

      AutoZone's financial market risk results primarily from changes in interest rates. At times, AutoZone reduces its exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps. The Company complies with Statement of Financial Accounting Standards Nos. 133, 137, 138 and 149 (collectively "SFAS 133") pertaining to the accounting for these derivatives and hedging activities which require all such interest rate hedge instruments to be recognized on the balance sheet at fair value. All of the Company's interest rate hedge instruments are designated as cash flow hedges. Refer to Note B for additional disclosures regarding the Company's derivatives instruments and hedging activities.

      FINANCIAL INSTRUMENTS: The Company has financial instruments, including cash, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. A discussion of the carrying values and fair values of the Company's debt is included in Note E, while a discussion of the Company's fair values of its derivatives is included in Note B.

      INCOME TAXES: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

      REVENUE RECOGNITION: The Company recognizes sales at the time the sale is made and the product is delivered to the customer.

      VENDOR ALLOWANCES AND ADVERTISING COSTS: The Company receives various payments and allowances from its vendors based on the volume of purchases or for services that AutoZone provides to the vendors. Monies received from vendors include rebates, allowances and promotional funds. Typically, these funds are dependent on purchase volumes and advertising plans. The amounts to be received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise.

      Rebates and other miscellaneous incentives are earned based on purchases or product sales. These monies are treated as a reduction of inventories and are recognized as a reduction to cost of sales as the inventories are sold.

      Certain vendor allowances are used exclusively for promotions and to partially or fully offset certain other direct expenses. Such vendor funding arrangements, which were entered into on or before December 31, 2002, were recognized as a reduction to operating, selling, general and administrative expenses when earned. However, for such vendor funding arrangements entered into or modified after December 31, 2002, the Company applied the new guidance pursuant to the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor" ("EITF 02-16"). Accordingly, all vendor funds from arrangements entered into or modified after December 31, 2002, were recognized as a reduction to cost of sales as the inventories were sold. As a result of the adoption of EITF 02-16, operating, selling, general and administrative expenses were approximately $138 million higher in fiscal 2004 and $53 million higher in fiscal 2003, while gross profit was approximately $138 million higher in fiscal 2004 and $43 million higher in fiscal 2003 than such amounts would have been prior to the accounting change.

      Advertising expense was approximately $98.1 million in fiscal 2004, $32.5 million in fiscal 2003, and $17.5 million in fiscal 2002. Prior to the adoption of EITF 02-16 during fiscal 2003, vendor allowances for advertising were netted against advertising expense. The Company expenses advertising costs as incurred.

      WARRANTY COSTS: The Company or the vendors supplying its products provide its customers with limited warranties on certain products. Estimated warranty obligations for which the Company is responsible are provided at the time of sale of the product and are charged to cost of sales.

      SHIPPING AND HANDLING COSTS: The Company does not generally charge customers separately for shipping and handling. The cost the Company incurs to ship products to the stores for delivery to the customer is included in cost of sales.

      PRE-OPENING EXPENSES: Pre-opening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

      EARNINGS PER SHARE: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding shares adjusted for the effect of common stock equivalents. At this time, stock options are the Company's only common stock equivalents. Stock options that were not included in the diluted computation because they would have been anti-dilutive were 1.1 million shares at August 28, 2004.

      STOCK OPTIONS: At August 28, 2004, the Company has stock option plans that provide for the purchase of the Company's common stock by some of its employees and directors, which are described more fully in Note H. The Company accounts for those plans using the intrinsic-value-based recognition method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no stock-based employee compensation cost is reflected in net income, as options are granted under those plans at an exercise price equal to the market value of the underlying common stock on the date of grant. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation
- Transition and Disclosure" ("SFAS 148"), established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed under SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting and has adopted only the disclosure requirements of SFAS 123. The following table illustrates the effect on net income and earnings per share had the Company applied the fair-value recognition provisions of SFAS 123 to stock-based employee compensation.

                                                                                                YEAR ENDED
                                                                                  --------------------------------------
                                                                                  AUGUST 28,    AUGUST 30,    AUGUST 31,
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)                          2004           2003          2002
------------------------------------------------------------------------------    ----------    ----------    ----------
Reported net income...........................................................    $  566,202    $  517,604    $  428,148
Deduct total incremental stock-based compensation expense determined
   under fair-value-based method for all awards, net of related tax effects...        16,518        14,506         8,969
                                                                                  ----------    ----------    ----------
Pro forma net income..........................................................    $  549,684    $  503,098    $  419,179
                                                                                  ==========    ==========    ==========
Basic earnings per share:
      As reported.............................................................    $     6.66    $     5.45    $     4.10
                                                                                  ==========    ==========    ==========
      Pro forma...............................................................    $     6.46    $     5.30    $     4.01
                                                                                  ==========    ==========    ==========
Diluted earnings per share:
      As reported.............................................................    $     6.56    $     5.34    $     4.00
                                                                                  ==========    ==========    ==========
      Pro forma...............................................................    $     6.36    $     5.20    $     3.91
                                                                                  ==========    ==========    ==========

      The effects of applying SFAS 123 and the results obtained through the use of the Black-Scholes option-pricing model in this pro forma disclosure are not necessarily indicative of future amounts. The weighted average fair value of the stock options granted was $28.07 per share during fiscal 2004, $24.59 per share during fiscal 2003 and $16.10 per share during fiscal 2002. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2004, 2003 and 2002:

                                                                         YEAR ENDED
                                                           --------------------------------------
                                                           AUGUST 28,    AUGUST 30,    AUGUST 31,
                                                             2004           2003          2002
                                                           ----------    ----------    ----------
Expected price volatility..........................            37%           38%           39%
Risk-free interest rates...........................           2.4%          3.0%          2.4%
Expected lives in years............................           3.8           4.2           4.3
Dividend yield.....................................             0%            0%            0%

      RECENT ACCOUNTING PRONOUNCEMENTS: In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46, as revised in December 2003, clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires the consolidation of certain types of entities in which a company absorbs a majority of another entity's expected losses or residual returns, or both, as a result of ownership, contractual or other financial interests in the other entity. These entities are called variable interest entities. FIN 46 applies immediately to variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied at the end of periods ending after March 15, 2004. The Company's adoption of FIN 46 did not have a significant impact on its consolidated financial position, operating results or cash flows.

NOTE B - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

      AutoZone has utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. At August 28, 2004, the Company held a five-year forward-starting interest rate swap with a notional amount of $300 million. This swap has an October 2004 effective date to coincide with an anticipated debt transaction. During fiscal 2004, the related gains on this derivative are recorded in accumulated other comprehensive loss, net of income taxes and it is expected that upon settlement of the agreement, the realized gain or loss will be deferred in accumulated other comprehensive loss and reclassified to interest expense over the life of the underlying debt.

      At August 30, 2003, the Company held an interest rate swap contract, which was settled in September 2003, to hedge $25 million of variable rate debt associated with commercial paper borrowings. At August 30, 2003, it also held treasury lock agreements with notional amounts of $300 million and a forward-starting interest rate swap with a notional amount of $200 million. These agreements hedged the exposure to variability in future cash flows resulting from changes in interest rates prior to the November 2003 issuance of $300 million 5.5% Senior Notes due

November 2015 and $200 million 4.75% Senior Notes due November 2010. The related gains on these transactions are deferred in stockholders' equity as a component of accumulated other comprehensive loss. These deferred gains are recognized in income as a decrease to interest expense in the period in which the related interest rates being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the interest rate being hedged, SFAS 133 requires that the ineffective portion is to be immediately recognized in income. During November 2003, the Company recognized $2.7 million in gains related to the ineffective portion of these agreements. The remaining gains realized upon the November 2003 settlement were deferred in accumulated other comprehensive loss and are being reclassified to interest expense over the life of the underlying Senior Notes, resulting in effective interest rates of 4.86% on the $300 million issuance and 4.17% on the $200 million issuance.

      During fiscal 2003, the Company also entered into and settled a forward-starting interest rate swap with a notional amount of $200 million, used to hedge the variability in future cash flows resulting from changes in interest rates prior to the issuance of $200 million 4.375% Senior Notes. The loss realized upon settlement was deferred in accumulated other comprehensive loss and is being reclassified to interest expense over the life of the underlying Senior Notes, resulting in an effective interest rate of 5.65%.

      AutoZone reflects the current fair value of all outstanding interest rate hedge instruments in its consolidated balance sheets as a component of other assets. The fair values of the interest rate hedge instruments were $4.6 million at August 28, 2004 and $41.6 million at August 30, 2003. The Company's outstanding hedge instrument was determined to be highly effective at August 28, 2004.

      The following table summarizes the fiscal 2004 and 2003 activity in accumulated other comprehensive loss as it relates to interest rate hedge instruments:

                                                                             BEFORE-TAX    INCOME      AFTER-TAX
                              (IN THOUSANDS)                                   AMOUNT        TAX         AMOUNT
                                                                             ----------   ---------    ---------
Accumulated net losses as of August 31, 2002...........................      $  (10,445)  $      --    $ (10,445)
   Net gains on outstanding derivatives................................          41,566     (15,710)      25,856
   Net losses on terminated/matured derivatives........................         (20,014)         --      (20,014)
   Reclassification of net losses on derivatives  into earnings........           6,479          --        6,479
                                                                             ----------   ---------    ---------
Accumulated net gains as of August 30, 2003............................          17,586     (15,710)       1,876
   Net gains on outstanding derivatives................................           4,640      (1,740)       2,900
   Net gains on terminated/matured derivatives.........................          (9,484)     15,710        6,226
   Reclassification of derivative ineffectiveness into earnings........          (2,701)         --       (2,701)
   Reclassification of net losses on derivatives into earnings.........           1,523          --        1,523
                                                                             ----------   ---------    ---------
Accumulated net gains as of August 28, 2004............................      $   11,564   $  (1,740)   $   9,824
                                                                             ==========   =========    =========

      The Company primarily executes derivative transactions of relatively short duration with strong creditworthy counterparties. These counterparties expose the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the unpaid portion of amounts due to the Company pursuant to the terms of the derivative financial instruments, if any. Although there are no collateral requirements, if a downgrade in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative agreements which allow for the legal right of offset of any amounts due to the Company from the counterparties with amounts payable, if any, to the counterparties by the Company. Management considers the risk of counterparty default to be minimal.

NOTE C - ACCRUED EXPENSES

      Accrued expenses at August 28, 2004, and August 30, 2003, consisted of the following:

                                                                                          AUGUST 28,   AUGUST 30,
                                    (IN THOUSANDS)                                           2004         2003
---------------------------------------------------------------------------------------   ----------   ----------
Medical and casualty insurance claims..................................................   $  110,227   $   92,666
Accrued compensation and related payroll taxes.........................................       83,650       87,955
Property and sales taxes...............................................................       46,780       44,371
Accrued interest.......................................................................       23,041       18,651
Accrued sales and warranty returns.....................................................       11,493       78,482
Other..................................................................................       35,689       39,341
                                                                                          ----------   ----------
                                                                                          $  310,880   $  361,466
                                                                                          ==========   ==========

      The Company or the vendors supplying its products provide its customers limited warranties on certain products that range from 30 days to lifetime warranties. In most cases, the Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. These obligations, which are often funded by vendor allowances, are recorded as a component of accrued expenses. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary resulting in income or expense recognition. The Company has successfully negotiated with certain vendors to transfer warranty obligations to such vendors in order to minimize the Company's warranty exposure resulting in credits to earnings of $42.1 million in fiscal 2004 and $8.7 million in fiscal 2003, and ongoing reductions in allowances received and claim settlements. Changes in the Company's accrued sales and warranty returns for the last three fiscal years consisted of the following:

                                                                                          YEAR ENDED
                                                                             ------------------------------------
                                                                             AUGUST 28,   AUGUST 30,   AUGUST 31,
                                (IN THOUSANDS)                                  2004         2003         2002
------------------------------------------------------------------------     ----------   ----------   ----------
Balance, beginning of fiscal year.......................................     $   78,482   $   82,035   $   63,467
   Allowances received from vendors.....................................         37,388      116,808      109,498
   Expense (income).....................................................        (42,094)     (25,522)       2,978
   Claim settlements....................................................        (62,283)     (94,839)     (93,908)
                                                                             ----------   ----------   ----------
Balance, end of fiscal year.............................................     $   11,493   $   78,482   $   82,035
                                                                             ==========   ==========   ==========

NOTE D - INCOME TAXES

      The provision for income tax expense for each of the last three fiscal years consisted of the following:

                                                                                          YEAR ENDED
                                                                             ------------------------------------
                                                                             AUGUST 28,   AUGUST 30,   AUGUST 31,
                             (IN THOUSANDS)                                     2004         2003         2002
------------------------------------------------------------------------     ----------   ----------   ----------
Current:
   Federal..............................................................     $  268,013   $  219,699   $  210,457
   State................................................................         27,189       30,003       24,060
                                                                             ----------   ----------   ----------
                                                                                295,202      249,702      234,517
Deferred:
   Federal..............................................................         41,532       60,835       26,200
   State................................................................          2,966        4,866        2,283
                                                                             ----------   ----------   ----------
                                                                                 44,498       65,701       28,483
                                                                             ----------   ----------   ----------
                                                                             $  339,700   $  315,403   $  263,000
                                                                             ==========   ==========   ==========

      A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

                                                                                         YEAR ENDED
                                                                             -----------------------------------
                                                                             AUGUST 28,  AUGUST 30,   AUGUST 31,
                             (IN THOUSANDS)                                     2004        2003         2002
-----------------------------------------------------------------------      ----------  -----------  ----------
Expected tax at statutory rate.........................................      $  317,066  $   291,552  $  241,902
State income taxes, net................................................          19,601       22,665      17,123
Other..................................................................           3,033        1,186       3,975
                                                                             ----------  -----------  ----------
                                                                             $  339,700  $   315,403  $  263,000
                                                                             ==========  ===========  ==========

      Significant components of the Company's deferred tax assets and liabilities were as follows:

                                                                    AUGUST 28,        AUGUST 30,
                      (IN THOUSANDS)                                   2004              2003
------------------------------------------------------------        ---------         ----------
Net deferred tax assets:
   Domestic net operating loss and credit carryforwards ....        $  30,775         $  29,181
   Foreign net operating loss and credit carryforwards .....            8,597             1,763
   Insurance reserves ......................................           23,584            29,319
   Warranty reserves .......................................            2,558            28,786
   Closed store reserves ...................................            4,437            10,321
   Minimum pension liability ...............................            7,322            18,072
                                                                    ---------         ---------
   Total deferred tax assets ...............................           77,273           117,442
   Less: Valuation allowance ...............................          (16,384)          (14,329)
                                                                    ---------         ---------
   Net deferred tax assets .................................           60,889           103,113
                                                                    ---------         ---------
Deferred tax liabilities:
   Property and equipment ..................................           25,000            23,401
   Inventory ...............................................           31,565            27,997
   Derivatives .............................................            1,740            15,710
   Other ...................................................           14,323             6,466
                                                                    ---------         ---------
   Deferred tax liabilities ................................           72,628            73,574
                                                                    ---------         ---------
   Net deferred tax (liabilities) assets ...................        $ (11,739)        $  29,539
                                                                    =========         =========

      For the years ended August 28, 2004 and August 30, 2003, the Company had deferred tax assets of $9.4 million and $9.6 million from federal tax net operating loss carryforwards ("NOLs") of $26.9 million and $27.5 million, deferred tax assets of $11.4 million and $12.1 million from state tax NOLs of $465.5 million and $492.9 million, and deferred tax assets of $5.7 million and $1.8 million from foreign tax NOLs of $16.8 million and $5.2 million, respectively. These NOLs will expire between fiscal 2005 and fiscal 2022. The federal and state NOLs relate primarily to the acquisitions of ADAP (which had been doing business as "Auto Palace") and Chief Auto Parts, Inc. in fiscal 1998. The Company maintains an $8.6 million valuation allowance against certain federal and state NOLs subject to annual limitations resulting from its acquisition of ADAP, Inc. This valuation allowance was recorded as part of the ADAP, Inc. purchase accounting and, if reversed, will be allocated to goodwill. Additionally, the Company had deferred tax assets of $12.9 million at August 28, 2004, and $7.4 million at August 28, 2003, for federal, state, and Mexican income tax credit carryforwards. Certain tax credit carryforwards have no expiration date and others will expire in fiscal 2009 through fiscal 2014.

NOTE E - FINANCING

      The Company's long-term debt as of August 28, 2004, and August 30, 2003, consisted of the following:

                                                                                                  AUGUST 28,        AUGUST 30,
                                      (IN THOUSANDS)                                                 2004              2003
------------------------------------------------------------------------------------------        ----------        ----------
5.875% Senior Notes due October 2012, effective interest rate of 6.33% ...................        $  300,000        $  300,000
5.5% Senior Notes due November 2015, effective interest rate of 4.86% ....................           300,000                --
4.75% Senior Notes due November 2010, effective interest rate of 4.17% ...................           200,000                --
4.375% Senior Notes due June 2013, effective interest rate of 5.65% ......................           200,000           200,000
6.5% Senior Notes due July 2008 ..........................................................           190,000           190,000
7.99% Senior Notes due April 2006 ........................................................           150,000           150,000
6.0% Senior Notes due November 2003 ......................................................                --           150,000
Bank term loan due November 2004, variable interest rate of 2.26% at August 30, 2003 .....                --           250,000
Commercial paper, weighted average interest rate of 1.6% at August 28, 2004,
  and 1.2% at August 30, 2003 ............................................................           522,400           268,000
Other ....................................................................................             6,850            38,845
                                                                                                  ----------        ----------
                                                                                                  $1,869,250        $1,546,845
                                                                                                  ==========        ==========

      The Company maintains $1.0 billion of revolving credit facilities with a group of banks. During fiscal 2004, these credit facilities replaced the previous $950 million of revolving credit facilities. Of the $1.0 billion, $300 million expires in May 2005. The remaining $700 million expires in May 2009. The portion expiring in May 2005 is expected to be renewed, replaced or the option to extend the maturity date of the then outstanding debt by one year will be exercised. The credit facilities exist primarily to support commercial paper borrowings, letters of credit and other short-term unsecured bank loans. As the available balance is reduced by commercial paper borrowings and certain outstanding letters of credit, the Company had $380.7 million in available capacity under these facilities at August 28, 2004. The rate of interest payable under the credit facilities is a function of the London Interbank Offered Rate (LIBOR), the lending bank's base rate (as defined in the facility agreements) or a competitive bid rate at the option of the Company.

      Commercial paper and other short-term borrowings are classified as long-term, as the Company has the ability and intent to refinance them on a long-term basis.

      On October 16, 2002, the Company issued $300 million of 5.875% Senior Notes that mature in October 2012, with interest payable semi-annually on April 15 and October 15. A portion of the proceeds from these Senior Notes was used to prepay a $115 million unsecured bank term loan due December 2003, to repay a portion of the Company's outstanding commercial paper borrowings, and to settle interest rate hedges associated with the issuance and repayment of the related debt securities. On June 3, 2003, the Company issued $200 million of 4.375% Senior Notes. These Senior Notes mature in June 2013, and interest is payable semi-annually on June 1 and December 1. The proceeds were used to repay a portion of the Company's outstanding commercial paper borrowings, to prepay $100 million of the $350 million unsecured bank loan due November 2004, and to settle interest rate hedges associated with the issuance of the debt securities.

      As of August 30, 2003, "Other" long-term debt included approximately $30 million related to the Company's synthetic leases, with expiration dates in fiscal 2006, for a small number of its domestic stores. At August 30, 2003, the Company recognized the obligations under the lease facility and increased its property and long-term debt balances on its balance sheet by approximately $30 million. All obligations related to the synthetic leases were settled during fiscal 2004.

      During November 2003, the Company issued $300 million of 5.5% Senior Notes due November 2015 and $200 million of 4.75% Senior Notes due November 2010. Interest under both notes is payable in May and November of each year. Proceeds were used to repay a $250 million bank term loan, $150 million in 6% Senior Notes and to reduce commercial paper borrowings. During November 2003, the Company settled all then outstanding interest rate hedge instruments, including interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

      On August 17, 2004, the Company filed a shelf registration with the Securities and Exchange Commission that allows the Company to sell up to $300 million in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt, and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions. All debt under this registration statement is planned to be issued in the first quarter of fiscal 2005. Based on this planned debt issuance, on March 31, 2004, the Company entered into a five-year forward-starting interest rate swap with a notional amount of $300 million with a settlement and an effective date in October 2004. The fair value of this swap was $4.6 million at August 28, 2004, and is reflected as a component of other assets.

      The Company agreed to observe certain covenants under the terms of its borrowing agreements, including limitations on total indebtedness, restrictions on liens and minimum fixed charge coverage. All of the repayment obligations under the Company's borrowing agreements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs. Additionally, the repayment obligations may be accelerated if AutoZone experiences a change in control (as defined in the agreements) of AutoZone or its Board of Directors. As of August 28, 2004, the Company was in compliance with all covenants and expects to remain in compliance with all covenants.

      All of the Company's debt is unsecured, except for $6.9 million, which is collateralized by property. Scheduled maturities of long-term debt are as follows:

                                                                                                      AMOUNT
                                               FISCAL YEAR                                        (IN THOUSANDS)
-----------------------------------------------------------------------------------------------   -------------
2005...........................................................................................   $   525,100
2006...........................................................................................       152,750
2007...........................................................................................         1,400
2008...........................................................................................       190,000
2009...........................................................................................            --
Thereafter.....................................................................................     1,000,000
                                                                                                  -----------
                                                                                                  $ 1,869,250
                                                                                                  ===========

      The maturities for fiscal 2005 are classified as long-term as the Company has the ability and intention to refinance them on a long-term basis.

      The fair value of the Company's debt was estimated at $1.88 billion as of August 28, 2004, and $1.57 billion as of August 30, 2003, based on the quoted market prices for the same or similar issues or on the current rates available to the Company for debt of the same remaining maturities. Such fair value is greater than the carrying value of debt by $11.1 million at August 28, 2004 and by $27.3 million at August 30, 2003.

NOTE F - INTEREST EXPENSE

      Net interest expense for each of the last three fiscal years consisted of the following:

                                                          YEAR ENDED
                                          --------------------------------------------
                                          AUGUST 28,       AUGUST 30,       AUGUST 31,
         (IN THOUSANDS)                     2004             2003              2002
----------------------------------        ---------        ---------        ----------
Interest expense .................        $ 93,831         $ 86,635         $ 80,466
Interest income ..................            (214)          (1,054)            (169)
Capitalized interest .............            (813)            (791)            (437)
                                          --------         --------         --------
                                          $ 92,804         $ 84,790         $ 79,860
                                          ========         ========         ========

NOTE G - STOCK REPURCHASE PROGRAM

      As of August 28, 2004, the Board of Directors had authorized the Company to repurchase up to $3.9 billion of common stock in the open market. Such authorization includes the additional $600 million that was approved by the Board of Directors on March 17, 2004. From January 1998 to August 28, 2004, the Company has repurchased a total of 82.2 million shares at an aggregate cost of $3.675 billion.

NOTE H - EMPLOYEE STOCK PLANS

      The Company has granted options to purchase common stock to some of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. Options become exercisable in a one- to seven-year period, and expire ten years after the grant date. See Note A for additional information regarding the Company's stock option plans.

      A summary of outstanding stock options is as follows:

                                                                    WEIGHTED
                                                                    AVERAGE
                                                  NUMBER            EXERCISE
                                                OF SHARES            PRICE
                                                ----------         ----------
Outstanding August 25, 2001 ............         8,456,177         $    26.33
   Granted .............................         1,134,064              46.88
   Exercised ...........................        (2,621,247)             25.26
   Canceled ............................          (684,435)             29.50
                                                ----------         ----------

Outstanding August 31, 2002 ............         6,284,559              30.09
   Granted .............................         1,475,922              71.55
   Exercised ...........................        (1,763,940)             27.79
   Canceled ............................          (714,840)             32.00
                                                ----------         ----------

Outstanding August 30, 2003 ............         5,281,701              42.14
   Granted .............................         1,161,597              88.99
   Exercised ...........................        (1,118,797)             32.16
   Canceled ............................          (312,795)             53.92
                                                ----------         ----------

Outstanding August 28, 2004 ............         5,011,706         $    54.42
                                                ==========         ==========

      The following table summarizes information about stock options outstanding at August 28, 2004:

                                        OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
                          --------------------------------------------------        --------------------------------
                                                                  WEIGHTED
                                                                   AVERAGE
                                              WEIGHTED            REMAINING                              WEIGHTED
                                              AVERAGE            CONTRACTUAL                              AVERAGE
  RANGE OF EXERCISE          NUMBER           EXERCISE               LIFE              NUMBER            EXERCISE
       PRICES             OUTSTANDING          PRICE             (IN YEARS)         EXERCISABLE            PRICE
---------------------     -----------       ------------        ------------        ------------        ------------
$ 4.86 - $26.14 .....      1,239,740        $      24.49                5.12             721,447        $      24.49
$26.38 - $43.90 .....      1,291,955               36.38                5.50             671,285               34.47
$45.53 - $69.71 .....        127,082               62.86                7.36              66,750               61.10
$71.12 - $71.12 .....      1,151,397               71.12                8.03             233,610               71.12
$71.18 - $91.34 .....      1,201,532               87.82                8.97              24,600               77.99
                          ----------        ------------        ------------        ------------        ------------
$ 4.86 - $91.34 .....      5,011,706        $      54.42                6.87           1,717,692        $      36.92
                          ==========        ============        ============        ============        ============

      Options to purchase 1.7 million shares at August 28, 2004, 1.5 million shares at August 30, 2003, and 2.1 million shares at August 31, 2002, were exercisable. Shares reserved for future grants were 3.1 million at August 28, 2004.

      The Company also has an employee stock purchase plan, qualified under
Section 423 of the Internal Revenue Code, under which all eligible employees may purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the plan, 66,572 shares were sold to employees in fiscal 2004, 84,310 shares were sold in fiscal 2003, and 112,922 were sold in fiscal 2002. The Company repurchased, at fair value, 102,084 shares in fiscal 2004, 134,972 shares in fiscal 2003, and 260,805 shares in fiscal 2002 from employees electing to sell their stock. At August 28, 2004, 535,682 shares of common stock were reserved for future issuance under this plan.

      The Amended and Restated Executive Stock Purchase Plan permits senior Company executives to purchase common stock up to 25 percent of their annual salary and bonus after the limits under the employee stock purchase plan have been exceeded. Purchases under this plan were 11,005 shares in fiscal 2004 and 18,524 shares in fiscal 2003. At August 28, 2004, 270,471 shares of common stock were reserved for future issuance under this plan.

      Under the AutoZone, Inc. 2003 Director Compensation Plan, a non-employee director may receive no more than one-half of the annual and meeting fees immediately in cash, and the remainder of the fees must be taken in common stock or may be deferred in units with value equivalent to the value of shares of common stock as of the grant date. At August 28, 2004, 94,204 shares of common stock were reserved for future issuance under this plan.

      Under the AutoZone, Inc. 2003 Director Stock Option Plan, on January 1 of each year, each non-employee director receives an option to purchase 1,500 shares of common stock, and each non-employee director that owns common stock worth at least five times the annual fee paid to each non-employee director on an annual basis will receive an additional option to purchase 1,500 shares of common stock. In addition, each new director receives an option to purchase 3,000 shares upon election to the Board of Directors, plus a portion of the annual directors' option grant prorated for the portion of the year actually served in office. These stock option grants are made at the fair market value as of the grant date. At August 28, 2004, there were 42,902 outstanding options with 355,598 shares of common stock reserved for future issuance under this plan.

NOTE I - PENSION AND SAVINGS PLANS

      Prior to January 1, 2003, substantially all full-time employees were covered by a defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

      On January 1, 2003, the Company's supplemental defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

      The investment strategy for pension plan assets is to utilize a diversified mix of domestic and international equity portfolios, together with other investments, to earn a long-term investment return that meets the Company's pension plan obligations. Active management and alternative investment strategies are utilized within the plan in an effort to minimize risk, while realizing investment returns in excess of market indices. The weighted average asset allocation for our pension plan assets was as follows:

                                                            CURRENT       TARGET
Domestic equities.....................................        51.2%        50.0%
International equities................................        34.6         30.0
Alternative investments...............................        10.9         13.0
Real estate...........................................         3.1          5.0
Cash and cash equivalents.............................         0.2          2.0
                                                             -----        -----
                                                             100.0%       100.0%
                                                             =====        =====

      The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The Company made no contributions to the plans in fiscal 2004 and contributed $6.3 million to the plans in fiscal 2003. No contributions are expected to be required or made during fiscal 2005. A change in interest rates or expected return on plan assets may result in a cash funding requirement in fiscal 2006 or beyond. The measurement date for the Company's defined benefit pension plan was May 31 of each fiscal year.

      The following table sets forth the plans' funded status and amounts recognized in the Company's financial statements:

                                                                                      AUGUST 28,      AUGUST 30,
                                    (IN THOUSANDS)                                      2004            2003
--------------------------------------------------------------------------------    --------------  -------------
Change in benefit obligation:
Benefit obligation at beginning of year.........................................    $     136,077   $     117,005
Service cost....................................................................               --           4,823
Interest cost...................................................................            8,114           6,214
Actuarial (gains) losses........................................................          (13,070)         39,518
Plan amendments.................................................................               --         (29,813)
Benefits paid...................................................................           (2,738)         (1,670)
                                                                                    -------------   -------------
Benefit obligation at end of year...............................................          128,383         136,077

Change in plan assets:
Fair value of plan assets at beginning of year..................................           86,737          83,306
Actual return (loss) on plan assets.............................................           19,157            (603)
Company contributions...........................................................               --           6,293
Benefits paid...................................................................           (2,738)         (1,670)
Administrative expenses.........................................................             (795)           (589)
                                                                                    -------------   -------------
Fair value of plan assets at end of year........................................          102,361          86,737

Reconciliation of funded status:
Underfunded status of the plans.................................................          (26,022)        (49,340)
Unrecognized net actuarial losses...............................................           20,690          49,622
Unamortized prior service cost..................................................           (1,166)         (1,811)
                                                                                    -------------   -------------
Accrued benefit cost............................................................    $      (6,498)  $      (1,529)
                                                                                    =============   =============

Recognized defined benefit pension liability:
Accrued benefit liability.......................................................    $     (26,022)  $     (49,340)
Accumulated other comprehensive income..........................................           19,524          47,811
                                                                                    -------------   -------------
Net liability recognized........................................................    $      (6,498)  $      (1,529)
                                                                                    =============   =============

                                                                                                         YEAR ENDED
                                                                                           -------------------------------------
                                                                                           AUGUST 28,    AUGUST 30,   AUGUST 31,
                                   (IN THOUSANDS)                                            2004          2003         2002
--------------------------------------------------------------------------------------     ----------    ----------   ----------
Components of net periodic benefit cost:
Service cost..........................................................................     $       --    $   4,823    $  13,500
Interest cost.........................................................................          8,114        6,214        6,861
Expected return on plan assets........................................................         (6,871)      (6,609)      (6,255)
Amortization of prior service cost....................................................           (645)        (575)        (568)
Recognized net actuarial losses.......................................................          4,371           --        1,030
Curtailment gain......................................................................             --         (107)          --
                                                                                           ----------    ---------    ---------
Net periodic benefit cost.............................................................     $    4,969    $   3,746    $  14,568
                                                                                           ==========    =========    =========

      The actuarial assumptions were as follows:

                                                              2004        2003         2002
                                                              ----        ----         ----
Weighted average discount rate                                6.50%       6.00%        7.25%
                                                              ====        ====         ====
Expected long-term rate of return on assets                   8.00%       8.00%        8.00%
                                                              ====        ====         ====

      As the plan benefits were frozen as of December 31, 2002, increases in future compensation levels no longer impact the calculation. In fiscal years 2003 and 2002, the assumed increases in future compensation levels were generally age weighted rates from 5-10% after the first two years of service using 15% for year one and 12% for year two. The expected long-term rate of return on plan assets is based on the historical relationships between the investment classes and the economical capital market environments, updated for current conditions. Prior service cost is amortized over the estimated average remaining service lives of the plan participants and the unrecognized actuarial loss is amortized over the remaining service period of 7.96 years at August 28, 2004.

      Actual benefit payments may vary significantly from the following estimates. Based on current assumptions about future events, benefit payments are expected to be paid as follows for each of the following plan years:

                                                                                                                      AMOUNT
                                               PLAN YEAR ENDING DECEMBER 31                                       (IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------   --------------
2004...........................................................................................................     $  2,143
2005...........................................................................................................        2,524
2006...........................................................................................................        2,945
2007...........................................................................................................        3,467
2008...........................................................................................................        4,046
2009 - 2013....................................................................................................       28,294

      On January 1, 2003, the Company introduced an enhanced defined contribution plan ("401(k) plan") pursuant to Section 401(k) of the Internal Revenue Code that replaced the previous 401(k) plan. The 401(k) plan covers substantially all employees that meet the plan's service requirements. The new plan features include increased Company matching contributions, immediate 100% vesting of Company contributions and an increased savings option to 25% of qualified earnings. The Company makes matching contributions, per pay period, up to a specified percentage of employees' contributions as approved by the Board of Directors. The Company made matching contributions to employee accounts in connection with the 401(k) plan of $8.8 million in fiscal 2004, $4.5 million in fiscal year 2003 and $1.4 million in fiscal year 2002.

NOTE J - LEASES

      Some of the Company's retail stores, distribution centers and equipment are leased. Most of these leases include renewal options, at the Company's election, and some include options to purchase and provisions for percentage rent based on sales.

      Rental expense was $116.9 million in fiscal 2004, $110.7 million in fiscal 2003 and $99.0 million in fiscal 2002. Percentage rentals were insignificant.

      Minimum annual rental commitments under non-cancelable operating leases were as follows at the end of fiscal 2004 (in thousands):

                                                        FISCAL YEAR                                                        AMOUNT
---------------------------------------------------------------------------------------------------------------        -------------
2005...........................................................................................................        $     130,115
2006...........................................................................................................              119,846
2007...........................................................................................................              101,316
2008...........................................................................................................               81,675
2009...........................................................................................................               61,565
Thereafter.....................................................................................................              353,366
                                                                                                                       -------------
Total minimum payments required................................................................................        $     847,883
                                                                                                                       =============

      In connection with the Company's December 2001 sale of the TruckPro business, the Company subleased some properties to the purchaser for an initial term of not less than 20 years. The Company's remaining aggregate rental obligation at August 28, 2004 of $30.1 million is included in the above table, but the obligation is entirely offset by the sublease rental agreement.

NOTE K - RESTRUCTURING AND CLOSED STORE OBLIGATIONS

      In fiscal 2001, the Company recorded restructuring and impairment charges of $156.8 million related to the planned closure of 51 domestic auto parts stores and the disposal of real estate projects in process and excess properties. In fiscal 2002, these stores were closed, and sales of certain excess properties resulted in gains of approximately $2.6 million. During fiscal 2002, all remaining excess properties were reevaluated. At that time, it was determined that several properties could be developed. This resulted in the reversal of accrued lease obligations totaling $6.4 million. It was also determined that additional write-downs totaling $9.0 million were needed to state remaining excess properties at fair value. AutoZone recognized gains of $4.8 million in fiscal 2004 and $4.6 million in fiscal 2003 as a result of the development, negotiated lease buy-out or disposition of properties associated with the restructuring and impairment charges in fiscal 2001.

      In December 2001, TruckPro was sold to a group of investors for cash proceeds of $25.7 million and a promissory note. The Company had deferred a gain of $3.6 million related to the sale due to uncertainties associated with the realization of the gain. During fiscal 2003, the note (with a face value of $4.5 million) was repaid to the Company and certain liabilities were settled. As a result, a total gain of $4.7 million was recognized into income during fiscal 2003.

      From time to time the Company will close under-performing leased stores. The remaining minimum lease obligations and other carrying costs of these properties are accrued upon the store closing. The following table presents a summary of the closed store obligations segmented by those obligations originating from the 2001 restructuring and all other store closings:

                                          (IN THOUSANDS)                                 RESTRUCTURING   ALL OTHER     TOTAL
--------------------------------------------------------------------------------------   -------------   ---------    -------
Balance at August 31, 2002............................................................      $ 18,140      $34,332     $52,472
Cash outlays/adjustments..............................................................         5,664       19,970      25,634
                                                                                            --------      -------     -------
Balance at August 30, 2003............................................................        12,476       14,362      26,838
Cash outlays/adjustments..............................................................        10,276        5,376      15,652
                                                                                            --------      -------     -------
Balance at August 28, 2004............................................................      $  2,200      $ 8,986     $11,186
                                                                                            ========      =======     =======

NOTE L - COMMITMENTS AND CONTINGENCIES

      Construction commitments, primarily for new stores, totaled approximately $26.4 million at August 28, 2004.

      The Company currently, and from time to time, is involved in various legal proceedings incidental to the conduct of its business. Although the amount of liability that may result from these proceedings cannot be ascertained, the Company does not currently believe that, in the aggregate, these matters will result in liabilities material to the Company's financial condition, results of operations or cash flows.

      The Company is self-insured for workers' compensation, automobile, general and product liability and property losses. Beginning in fiscal 2004, a portion of these self-insured losses are managed through a wholly-owned insurance captive. The captive's assets and liabilities are included, net of intercompany eliminations, in the consolidated financial statements at August 28, 2004.The Company is also self-insured for health care claims for eligible active employees. The Company maintains certain levels for stop loss coverage for each self-insured plan. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

      The Company had $97.2 million in outstanding letters of credit and $10.8 million in surety bonds as of August 28, 2004, which all have expiration periods of less than one year. A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with them as the underlying liabilities are already reflected in our balance sheet. The letters of credit and surety bonds arrangements have automatic renewal clauses.

NOTE M - SEGMENT REPORTING

      The Company manages its business on the basis of one reportable segment. See Note A for a brief description of the Company's business. As of August 28, 2004, the majority of the Company's operations were located within the United States. Other operations include ALLDATA and the Mexico locations, each of which comprises less than 3 percent of consolidated net sales, net income and total assets. The following data is presented in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information."

                                                                                              YEAR ENDED
                                                                          -------------------------------------------------
                                                                             AUGUST 28,       AUGUST 30,       AUGUST 31,
                              (IN THOUSANDS)                                    2004             2003             2002
---------------------------------------------------------------------     ----------------  --------------  ---------------
Primary business focus:
      U.S. Retail....................................................      $     4,727,402  $    4,638,361  $     4,621,234
      Commercial.....................................................              740,480         670,010          531,776
      Other..........................................................              169,143         148,752          172,500
                                                                           ---------------  --------------  ---------------
   Net sales.........................................................      $     5,637,025  $    5,457,123  $     5,325,510
                                                                           ===============  ==============  ===============

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS
AUTOZONE, INC.

     We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 28, 2004 and August 30, 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended August 28, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. as of August 28, 2004 and August 30, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 28, 2004, in conformity with U.S. generally accepted accounting principles.

     As discussed in Note A, "Vendor Allowances and Advertising Costs", to the consolidated financial statements, in fiscal 2003, the Company adopted Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor."


                                            /s/ Ernst & Young LLP


Memphis, Tennessee
September 21, 2004

MANAGEMENT'S REPORT

    Management is responsible for the preparation, integrity, and fair presentation of the accompanying consolidated financial statements of the Company and its subsidiaries. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and include the best estimates and judgments of management. Management also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements. The report of the independent registered public accounting firm, Ernst & Young LLP, based upon their audits of the consolidated financial statements, is contained in this Annual Report.

    The Audit Committee of our Company's Board of Directors, composed solely of independent directors, regularly meets with Ernst & Young, management and internal auditors to discuss auditing and financial reporting matters and the system of internal control. The Committee also meets regularly with Ernst & Young and the internal auditors without management present to discuss any matters that may require attention.

    Management maintains a system of internal control over financial reporting that provides reasonable assurance, at an appropriate cost-benefit relationship, about the reliability of financial reporting. The system contains self-monitoring mechanisms, and is regularly tested by Deloitte & Touche LLP, the Company's internal auditors. Actions are taken to correct deficiencies as they are identified. Even an effective internal control system, no matter how well designed, has inherent limitations - including the possibility of the circumvention or overriding of controls - and therefore can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

         /s/ Steve Odland                          /s/ Michael G. Archbold
         ---------------------------               -----------------------
         Steve Odland                              Michael G. Archbold
         Chairman, President, and                  Executive Vice President,
         Chief Executive Officer                   Chief Financial Officer
         Customer Satisfaction                     Customer Satisfaction